Exhibit 99.1

Elan 2008 Annual Report

Advancing science / Changing lives

Elan 2008 Annual Report Advancing science / Changing lives

Uniting scientific innovation with human purpose, Elan leads the development of treatments for what have long been considered intractable conditions, such as Alzheimer’s, Parkinson’s and multiple sclerosis. Through our rigorous and original research, we aim to develop breakthrough medicines that alter the course of disease – and of people’s lives. Cover: Harold, bapineuzumab clinical trial patient, and overlay of bapineuzumab crystal structure

46 12 16 32 26

Contents 3 Overview 6 Patient feature, Lauren 8 Letter from the Chairman 10 Patient feature, Kevin 12 Patient feature, Jason 14 Letter from the CEO 16 Patient feature, Dawn 18 Operating review 20 Business overview 22 Biopharmaceuticals 24 Alzheimer’s disease 31 Parkinson’s disease 32 Multiple sclerosis 34 Crohn’s disease and other autoimmune diseases 35 Severe chronic pain 36 Azactam, Maxipime and unique scientifi c opportunity 37 Biopharmaceuticals products and pipeline 38 Elan Drug Technologies 40 EDT’s business strategy 33 41 Marketed products 42 EDT product pipeline 44 Validated platform of technologies 46 Manufacturing, development and scale-up expertise 47 Market environment 52 Financial information

Lauren / Tysabri A native of Detroit, Lauren is 25 years old and was diagnosed with relapsing multiple sclerosis seven years ago, having lived with the symptoms for two years before. Lauren is a production assistant and television host for a local station. “Staying positive helps me to move forward and live a more normal life.” Overlay: Tysabri antibodies latching onto certain kinds of damaging white blood cells via alpha 4 integrin to prevent their migration into the brain Elan Corporation, plc 2008 Annual Report 7

Letter from the Chairman Dear Shareholders, I am pleased to report that Elan delivered solid financial results in 2008, meeting or exceeding all of our financial targets. We grew revenues, improved operating margins, and decreased our selling, general and administrative (SG&A) costs. This continues the steady progress we have made over the past several years streamlining our operations, improving our cost structure and investing in growth. As we move forward into 2009, we are very aware that these are challenging economic times, and we have taken aggressive actions to further reduce costs. We have also redoubled our efforts to focus all of our resources on our most promising opportunities in order to ensure the Company is well positioned to deliver sustainable long-term shareholder value. We remain committed to returning to profitability and are pleased with the progress we made during the course of the year. Our revenue growth in 2008 was driven by solid performance from Tysabri, which we market in collaboration with Biogen Idec. With approximately 37,000 patients on treatment at the end of 2008, global in-market net sales exceeded $800 million, putting Tysabri on track to reach blockbuster status of $1 billion in annual in-market net sales. We also made substantial progress on our other strategic initiatives in 2008, including investing in management talent, technologies and novel therapeutic opportunities, and, most importantly, maximising the value of what we believe is among the best product portfolios and pipelines in the biotech industry. Advancing our pipeline was a core focus for us in 2008, and our Biopharmaceuticals business ended the year with 10 programmes in clinical development. Bapineuzumab, a potential breakthrough medication for the treatment of mild to moderate Alzheimer's disease (AD), began four pivotal Phase 3 trials. AD affects approximately 26 million people worldwide, and our optimism for bapineuzumab, a potential to treat this terrible disease has not abated. In addition, we have three distinct approaches to AD in Phase 2, including subcutaneous bapineuzumab, a vaccine (ACC-001) and an oral therapy (ELND005). Our Elan Drug Technologies (EDT) business also performed very well in 2008, generating almost $300 million in revenues from more than 20 marketed products. EDT's pipeline progressed further with 15 products in clinical development, including four that have filed for regulatory approvals. We continued to focus on improving efficiency and reducing costs in 2008. Since 2003, our ongoing cost reduction programme has reduced SG&A costs, and we have eliminated more than 20 operating sites, including the recent closings of our New York, San Diego and Tokyo offices and the consolidation of all of our Biopharmaceuticals commercial and research and development (R&D) operations at our South San Francisco campus. Our cost-cutting efforts continued in early 2009 with the announcement that we would strategically redesign and realign our R&D organisation and take other steps that should yield additional cost savings. While difficult and painful, these measures are necessary for our continued success. They also free up resources for investing in our most valuable programmes and promising therapies, and they will not affect key research programmes.

“Advancing our pipeline was a core focus for us in 2008, and Elan ended the year with 10 programmes in clinical development.” In 2008, we continued to bolster our management team with the addition of Carlos Paya, MD, PhD, as President in November. Dr. Paya, who helped build Eli Lilly & Company’s leading franchise in insulin products, further strengthens our team, which includes executives with relevant experience at leading pharmaceutical and biotech companies from around the world, including Genentech, Lilly, Amgen, Pfizer, Merck, Johnson & Johnson, Pharmacia, GlaxoSmithKline, Bristol-Myers Squibb, Roche, Novartis, and Schering-Plough. Elan’s Board of Directors has also been significantly recast over the past several years, as we strive to build a group with the optimal mix of science and business experience. Seven of our Board members are new to the Company in the last three years, and our directors now have more than 150 years of combined experience in the healthcare business, ranging from direct involvement in science and clinical and commercial diagnostics to corporate leadership positions. Continuing with that effort, we expect to name additional, highly experienced executives to the Board. As we focus on executing our strategy, we continue to look at new ways to capture the myriad opportunities and address the challenges that lie ahead. We recently created a Commercial Committee of the Board of Directors, which will assist management in assessing the Company’s overall marketing and sales objectives and approaches, its strategies for maximising commercial interests and related investment and capital requirements, and the adequacy of the Company’s resources to achieve its objectives. The Committee will consist of three directors, including William Rohn and Jonas Frick, both highly respected leaders in our industry, along with a third to be added. Mr. Rohn is the former chief operating officer of Idec Pharmaceuticals and of Biogen Idec. Mr. Frick is the former chief executive officer of Scandinavian Life Science Ventures and has more than 25 years of pharmaceutical experience. As we move further into 2009 and beyond, we remain steadfast in our commitment to further develop and commercialise our extensive pipeline and product portfolio. We currently have a rigorous process to identify and review strategic alternatives to help us accomplish this goal. We will also continue to seek to reduce costs and strengthen our balance sheet, which are key to the long-term health of our business. In closing, I would like to recognise Elan’s talented and dedicated employees under Kelly Martin’s leadership, who are truly the Company’s greatest asset. I also want to thank our shareholders for your continued support. The Board and I are optimistic about Elan’s future. We believe the Company’s best years are ahead, and we look forward to updating you on our continued progress. Kyran McLaughlin Chairman, Elan Board of Directors Annual Report 9

Kevin / Bapineuzumab A Wall Street veteran, Brooklyn-born Kevin retired in 2000 and was diagnosed with Alzheimer’s disease the same year. Married to Tina for more than 40 years, he enjoys watching sports on television and spending time with his four children and 11 grandchildren. “My hobby is my family – taking trips with them and looking through photographs brings me a lot of joy.” Overlay: Microscopic image of beta amyloid undergoing removal by Bapineuzumab in a transgenic model. Elan scientists hypothesise that beta amyloid is involved in the formation of the plaque that causes the disruption of thinking that is the hallmark of Alzheimer’s disease. Elan Corporation, plc 2008 Annual Report 11

Jason / Tysabri Jason, 24 years old, was born and raised in north central Ohio and now works in the retail setting. He was diagnosed with moderate to severe Crohn’s disease in 2006. “I like hanging out with friends after work and eating pizza with my family on Friday nights.” Overlay: Tysabri antibodies latching onto certain kinds of white blood cells via alpha 4 integrin to prevent their migration and damaging effects within the intestinal wall Elan Corporation, plc 2008 Annual Report 13

Letter from the CEO Dear Shareholders, 2008 was a year of rigorous self-evaluation and operational realignment that further strengthened our focus on core business areas with the greatest potential value. As a result, Elan is well positioned to provide new and innovative medicines to patients suffering from the most debilitating and devastating neurological disorders, such as multiple sclerosis (MS) and Alzheimer’s disease (AD). Tysabri, approved for MS and Crohn’s disease, and bapineuzumab, in Phase 3 clinical development for AD, were born out of Elan’s pioneering science and scientists, who continue to represent the true promise of our industry. Moreover, Elan has nearly two dozen clinical and preclinical programs currently under way in MS, AD, Parkinson’s disease, and Crohn’s disease, and, in 2008, we invested more than $330 million into our rich, diverse and promising pipeline to address these important unmet needs. With annual in-market net sales approaching $1 billion, Tysabri is one of the most successful biotechnology products in history. Discovered and developed in Elan’s labs, Tysabri was cleared by the U.S. FDA for reintroduction to the market in 2006 after being withdrawn in 2005. Tysabri was reintroduced because of the signifi cant benefi t Tysabri provides to people affl icted with MS. The March 2009 issue of The Lancet Neurology cites a retrospective analysis of the Phase 3 AFFIRM study, in which up to 37% of Tysabri-treated MS patients remained free of disease activity for up to two years. In addition, 64% of the patients showed no sign of relapse or sustained disability progression and 58% were free of radiological disease activity. Recent data published in the February 2009 issue of Neurology, the American Academy of Neurology’s medical journal, show that plasma exchange accelerates the removal of Tysabri from blood serum in patients and may improve immune cell surveillance within the Central Nervous System. Together with Biogen Idec, we have several initiatives under way that may lead to defi ning patients who are at greater risk of developing progressive multifocal leukoencephalopathy (PML). This work is in early stages but we are hopeful of gaining new insights, with the goal of making PML a manageable and ultimately preventable side effect. 14 Elan Corporation, plc 2008 Annual Report

“We are leading the fight against neurological diseases affecting millions of people worldwide.” The most advanced drug in Elan’s pipeline, bapineuzumab, may hold promise for sufferers of AD. We, along with our collaborator Wyeth, have implemented a broad Phase 3 program evaluating bapineuzumab that includes four Phase 3 trials and is intended to enroll approximately 4,000 patients. Results from the primary Phase 2 trial of bapineuzumab were presented at the International Conference on Alzheimer’s Disease in July 2008. In the study, bapineuzumab appeared to have an acceptable safety profi le with potential effi cacy signals observed in post-hoc analyses in patients with mild to moderate AD. Completing enrollment for the Phase 3 program is a critical business objective for us in 2009, as we race to meet the therapeutic need in AD. As such, we have made a signifi cant investment in patient service and professional support. It is the patients and families impacted by these chronic and debilitating diseases that inspire our passion to fi nd new and better treatments. This passion has driven us to take defi nitive and necessary steps to become a progressive, nimble, science-based and patient-focused business. Our effi cient business model maximizes our opportunities and leverages our unique talent, experience and pipeline to the benefi t of those who need it most. Kelly Martin Chief Executive Offi cer Elan Corporation, plc 2008 Annual Report 15

Dawn / Prialt Born and raised in central Ohio, 57-year-old Dawn has been living with chronic pain since 1984. Dawn enjoys time with her husband, Mike, and dogs Zeke, Abbey and Jesse. She has worked as a volunteer at a local hospice for the last fi ve years. “You have to allow your support system, family and friends to help.” Overlay: Prialt’s presumed mechanism of action, which involves blocking the channels on pain-sensing nerve cells Elan Corporation, plc 2008 Annual Report 17

Operating review

This past year, we grew our marketed products and drug technologies business while continuing to develop a promising pipeline of potential new therapies for Alzheimer’s and other unmet medical needs. Elan Corporation, plc 2008 Annual Report 19

Business overview

20 Elan Corporation, plc 2008 Annual Report

Business overview 20 Elan Corporation, plc 2008 Annual Report

Elan Corporation, plc, an Irish found in human Parkinson’s disease Strategic alternatives public limited company, is a brain tissue, and with parkin, a brain neuroscience-based biotechnology protein linked to the disease. On 13 January 2009, we announced company headquartered in Dublin, that our board of directors had Ireland. We were incorporated as We continued to grow the value engaged an investment bank a private limited company in Ireland of Tysabri® (natalizumab) as an to conduct, in conjunction with in December 1969 and became a important therapeutic approach executive management and other public limited company in January to multiple indications. Tysabri is external advisors, a review of our 1984. Our principal executive an approved therapy for relapsing strategic alternatives. The purpose offi ces are located at Treasury forms of multiple sclerosis (MS) in of the engagement is to secure Building, Lower Grand Canal Street, the United States and for relapsing- access to fi nancial resources and Dublin 2, Ireland, and our telephone remitting MS in the European Union. commercial infrastructure that number is 353 1 709 4000. Our Tysabri sales grew signifi cantly would enable us to accelerate the principal research and development in 2008, refl ecting strong patient development and commercialisation (R&D), manufacturing and marketing demand across global markets. of our extensive pipeline and facilities are located in Ireland and product portfolio while enhancing the United States. Tysabri is also approved in the the ability of our shareholders to United States for inducing and participate in the resulting longer Our operations are organised maintaining clinical response and term value creation. The range of into two business units: remission in adult patients with alternatives that will be assessed Biopharmaceuticals, which engages moderately to severely active could include a minority investment, in research, development and Crohn’s disease (CD), with strategic alliance, merger or sale. commercial activities primarily in evidence of infl ammation, who have neuroscience, autoimmune and had an inadequate response to, or We are committed to completing severe chronic pain, and Elan Drug are unable to tolerate, conventional this review as promptly as Technologies (EDT), which focuses CD therapies and inhibitors of tumor practicable; however, there can be on the specialty pharmaceutical necrosis factor alpha (TNF-alpha). no assurances that any particular industry, including specialised drug alternative will be pursued or that delivery and manufacturing. The medical and scientifi c any transaction will occur, or, if a opportunity represented by Elan’s transaction does occur, that it will In 2008, we continued to fulfi ll biopharmaceutical pipeline remains be on terms favourable to us. our mission of making signifi cant signifi cant. scientifi c advancements in neuroscience while continuing Our EDT business is the oldest, overall growth of the business. independent drug delivery fi rm in the industry. As a leader in the We made signifi cant R&D business, we have contributed to progress, particularly in the clinical over $15 billion of in-market sales advancement of our Alzheimer’s for our clients over our history. An disease programmes. Our established, profi table specialty Alzheimer’s platform is marked pharmaceutical business unit of by three distinct approaches to Elan, EDT has been applying its modify the “beta amyloid cascade”, skills and knowledge to enhance the a complex process thought to performance of dozens of drugs that underlie Alzheimer’s disease. have subsequently been marketed worldwide. Today, products enabled Our deep scientifi c expertise is also by EDT technologies are used by evident in our work in Parkinson’s millions of patients each day. disease, where our scientists continue to build on work based on modifi ed forms of alpha-synuclein Elan Corporati on, plc 2008 Annual Report 21

Biopharma-ceuticals

22 Elan Corporation, plc 2008 Annual Report

Biopharma-ceuticals 22 Elan Corporation, plc 2008 Annual Report

Advancing neuroscience / Changing minds From left: Jacques Mascaro, PhD, Global Regulatory Affairs, Pharmacovigilance and Quality; Mary Stutts, Corporate Relations; Gordon Francis, MD, Clinical Development; Doug Love, Business Development and Alliance Management; Jeannie Giacchino, MD, Bapineuzumab Program Team; Menghis Bairu, MD, Global Development Elan Corporation, plc 2008 Annual Report 23

Alzheimer’s disease Important clinical progress: Elan’s Alzheimer’s Three approaches to disrupting the beta amyloid cascade disease programmes Our scientists and clinicians are pursuing separate Our scientists have been leaders in Alzheimer’s disease therapeutic approaches to disrupting three distinct research for more than two decades, and insights from aspects of the beta amyloid cascade: their work are an important part of the foundation on which virtually all of today’s Alzheimer’s research and • Clearing existing beta amyloid from the brain development is based. Throughout the industry and (beta amyloid immunotherapies) — in collaboration around the world, we are known and respected for with Wyeth our Alzheimer’s disease platform and our commitment to creating new therapeutic opportunities for patients • Preventing aggregation of beta amyloid in the brain desperately in need of them. (ELND005) — in collaboration with Transition Therapeutics, Inc. (Transition) Our scientifi c approach • Preventing production of beta amyloid in the brain (secretase inhibitors) Our scientifi c approach to Alzheimer’s disease is centered upon landmark basic research that revealed that a toxic protein called beta amyloid (or abeta 1-42, or Aß) accumulates in the brains of people with Alzheimer’s disease. The process by which this protein is generated, aggregates and is ultimately deposited in the brain as plaques is often referred to as the amyloid cascade. The formation of beta amyloid plaques is a hallmark pathology of Alzheimer’s disease. A growing body of scientifi c evidence, discovered by researchers at Elan and other organisations, indicates that modulating the amyloid cascade may result in the successful treatment of Alzheimer’s disease patients, by attacking the underlying disease process. Beta amyloid forms when a small part of a larger protein called the amyloid precursor protein (APP) separates from the larger protein. This separation happens when enzymes called secretases “clip” (or cleave) APP. It is becoming increasingly clear that once beta amyloid is produced, it exists in multiple physical forms (or Dale Schenk, PhD, Chief Scientifi c Offi cer “species”) with distinct functional activities. It is believed that the toxic effects of some of these forms are likely responsible for the complex cognitive, functional and behavioral defi cits characteristic of Alzheimer’s disease. 24 Elan Corporation, plc 2008 Annual Report

Beta amyloid immunotherapies Bapineuzumab clinical trial patient Kevin with wife Tina Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth, our scientists have been developing a series of therapeutic monoclonal antibodies (mABs) and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. These new approaches have the potential to alter the underlying cause of the disease by reducing a key pathway associated with it. Elan Corporation, plc 2008 Annual Report 25

Bapineuzumab (AAB-001) Bapineuzumab is an experimental humanised monoclonal In May 2007, Elan and Wyeth announced the decision to antibody delivered intravenously that is being studied initiate a Phase 3 clinical programme for bapineuzumab. as a potential treatment for mild to moderate Alzheimer’s The Phase 3 programme encompasses studies in North disease. Bapineuzumab is thought to bind to and clear America and the rest of world (ROW). In December beta amyloid peptide in the brain. It is designed to 2007, we announced that the fi rst patient had been provide antibodies to beta amyloid directly to the patient, dosed in the studies taking place in North America. rather than requiring patients to produce their own ROW studies, conducted by Wyeth, began enrolling immune responses. patients in June 2008. Bapineuzumab has received fast-track designation The Phase 3 programme includes four randomised, from the U.S. Food and Drug Administration (FDA), double-blind, placebo-controlled studies across two which means that it may receive expedited approval in subpopulations that are intended to enroll approximately certain circumstances, in recognition of its potential 4,000 patients with mild to moderate AD at to address the signifi cant unmet needs of patients with approximately 350 sites. The treatment duration for each Alzheimer’s disease. patient will be 18 months, with patients planned

On 29 July 2008, detailed results from the companies' 18-month Phase 2 study of bapineuzumab in patients with mild to moderate Alzheimer's disease were presented at ICAD in Chicago, Illinois. As previously announced as part of the preliminary findings, in the study, bapineuzumab appeared to have an acceptable safety profile and clinical activity in treating Alzheimer's disease. Potential efficacy signals were seen at a range of doses without a clear dose response. The study did not attain statistical significance on the pre-specified efficacy endpoints in the overall study population.

Opposite: Bapineuzumab clinical trial patient **Harold**

ACC-001 (Active Immunotherapeutic Conjugate) vaccine

Additional studies: bapineuzumab and active immunotherapeutic conjugate

AN-1792, a prototype active vaccine

The first drug development candidate to be evaluated in clinical trials under the collaboration with Wyeth, AN-1792 (an immunoconjugate vaccine), was discontinued in 2002 when a subset of patients (6%) developed a type of brain inflammation. We believe the AN-1792 programme played a major role in advancing the understanding of the relationship between beta amyloid and Alzheimer's disease, and has contributed to a growing body of scientific evidence pointing to the promise of immunotherapy as a potential treatment for Alzheimer's disease.

Long-term follow-up data presented in 2007 evaluated participants from the AN-1792 Phase 2 clinical trial and found that 4.5 years after dosing had stopped, patients who had responded to treatment by generating anti-Aß antibodies continued to show significantly slower decline, compared to placebo patients, on two key measures of patient function: the Disability Assessment for Dementia and the Dependence Scale.

Elan Corporation, plc 2008 Annual Report 27

to be distributed between North America and the ROW. moderate Alzheimer’s disease support the design of the The studies stratify patients by ApoE4 genotype, and ongoing global Phase 3 programme. all studies have co-primary effi cacy end points — one cognitive and one functional. In addition, this trial programme will also include sophisticated imaging and ACC-001 (Active Immunotherapeutic Conjugate) vaccine biomarker sub-studies to attempt to further elucidate the clinical profi le of bapineuzumab. ACC-001, currently being evaluated in a Phase 2 clinical study, is a novel beta amyloid immunoconjugate that The decision to move to Phase 3 was based on the leverages the innovative conjugate technology developed seriousness of Alzheimer’s disease and what Elan by Wyeth and widely used in other vaccine products. and Wyeth have learned from their immunotherapy ACC-001 has also been granted fast track designation programmes, including a scheduled interim look at by the FDA. data from the then-ongoing Phase 2 clinical trial. The ACC-001 approach is intended to induce a highly The main Phase 2 study (#201), which has been specifi c antibody response to beta amyloid. The goal is completed, enrolled 234 patients with mild to moderate to clear beta amyloid while minimising side effects such Alzheimer’s disease. A second study (#202) enrolled as infl ammation of the central nervous system. approximately 30 patients and includes a beta amyloid imaging component. This study is expected to be completed in the fi rst half of 2009. Additional studies: bapineuzumab and active immunotherapeutic conjugate Patients in the main Phase 2 study could qualify to enter an extension study, which is ongoing. In addition to the intravenous formulation of bapineuzumab, a subcutaneous formulation of this The #201 and #202 Phase 2 studies were randomised, antibody is in Phase 2 clinical trials. There are a number double-blind, placebo-controlled, multiple ascending of back-up compounds to both bapineuzumab and dose studies with four dose cohorts. Both studies ACC-001 in the preclinical phase of development. enrolled patients with mild to moderate Alzheimer’s disease, with an 18-month treatment duration. AN-1792, a prototype active vaccine Results from the bapineuzumab Phase 2 clinical trial The fi rst drug development candidate to be evaluated presented at the International Conference on Alzheimer’s in clinical trials under the collaboration with Wyeth, Disease (ICAD) AN-1792 (an immunoconjugate vaccine), was discontinued in 2002 when a subset of patients (6%) On 29 July 2008, detailed results from the companies’ developed a type of brain infl ammation. We believe the 18-month Phase 2 study of bapineuzumab in patients AN-1792 programme played a major role in advancing with mild to moderate Alzheimer’s disease were the understanding of the relationship between beta presented at ICAD in Chicago, Illinois. As previously amyloid and Alzheimer’s disease, and has contributed announced as part of the preliminary fi ndings, in the to a growing body of scientifi c evidence pointing to the study, bapineuzumab appeared to have an acceptable promise of immunotherapy as a potential treatment for safety profi le and clinical activity in treating Alzheimer’s Alzheimer’s disease. disease. Potential effi cacy signals were seen at a range of doses without a clear dose response. The study did Long-term follow-up data presented in 2007 evaluated not attain statistical signifi cance on the pre-specifi ed participants from the AN-1792 Phase 2 clinical trial and effi cacy endpoints in the overall study population. found that 4.5 years after dosing had stopped, patients who had responded to treatment by generating anti-We believe that the safety and effi cacy fi ndings from this Aß antibodies continued to show signifi cantly slower Phase 2 trial of bapineuzumab in patients with mild to decline, compared to placebo patients, on two key measures of patien t function: the Disability Assessment for Dementia and the Dependence Scale. Opposite: Bapineuzumab clinical trial patient Harold Elan Corporation, plc 2008 Annual Report 27

ELND005, an Aß aggregation inhibitor In 2006, Elan entered into an exclusive, worldwide in this area, publishing extensively since 1989, and collaboration with Transition for the joint development have developed and are pursuing advanced discovery and commercialisation of a novel therapeutic agent for programmes focused on molecule inhibitors of beta Alzheimer’s disease. and gamma secretases. The small molecule ELND005 is a beta amyloid anti-aggregation agent that has been granted fast track Gamma secretase designation by the FDA. Preclinical data suggest that ELND005 may act through the unique mechanism of Gamma secretase is an unusual multi-protein complex preventing and reversing the fi brilisation of beta amyloid that is required to produce beta amyloid. We have (the aggregation of beta amyloid into clumps of insoluble played a critical leadership role characterising how oligomers), thus enhancing clearance of amyloid and gamma secretase may affect Alzheimer’s disease preventing plaque deposition. Daily oral treatment with pathology. Our fi nding that functional gamma secretase this compound has been shown to prevent cognition inhibitors appear to reduce beta amyloid levels in the decline in a transgenic mouse model of Alzheimer’s brain, published in the Journal of Neurochemistry in disease, with reduced amyloid plaque load in the brain 2001, was an important step in this area of Alzheimer’s and increased survival rate of these animals. disease research. We continue to progress our gamma secretase discovery programme with unique molecules In 2007, it was announced that multiple Phase 1 that affect the activity of gamma secretase in a substrate-clinical studies had been completed, which assessed specifi c manner. the safety, tolerability and pharmacokinetic profi le of this compound. In these studies, ELND005 was found In November 2008, we announced that the development to be safe and well-tolerated at all doses and dosing programme for ELND006, a small molecule gamma regimens examined. No severe or serious adverse events secretase inhibitor, had commenced with dosing in were observed. ELND005 was also shown to be orally a Phase 1 clinical study, and other back-ups are in bioavailable, cross the blood-brain barrier and achieve preclinical development. levels in the brain and cerebral spinal fl uid shown to be effective in animal models of Alzheimer’s disease. In addition to our internal programmes, we retain certain rights to Eli Lilly & Company’s LY450139 compound, In December 2007, Elan and Transition announced which arose from collaborative research between us and that the fi rst patient had been dosed in a Phase 2 Lilly that began in 1988 and ended in 1998. In 2008, Lilly clinical study. This 18-month, randomised, double-blind, initiated Phase 3 trials for LY450139 for mild to moderate placebo-controlled, dose-ranging study will evaluate the Alzheimer’s disease. safety and effi cacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. Beta secretase In October 2008, Elan and Transition announced that the patient enrollment target for this study had been Beta secretase, sometimes called BACE (for Beta-site achieved with 353 patients enrolled. of APP Cleaving Enzyme), is believed to initiate the fi rst step in the formation of beta amyloid, the precursor to plaque development in the brain. Our fi ndings Secretase inhibitors concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered Beta and gamma secretases are proteases (enzymes a landmark discovery. Today, we continue to be at that break down other proteins) that appear to clip the the centre of understanding the complexities of beta APP, resulting in the formation of beta amyloid. This is secretase. Our ongoing drug discovery efforts in this signifi cant because if the “clipping” of APP could be area focus on inhibiting beta secretase and its role in prevented, the pathology of Alzheimer’s disease may the progression of Alzheimer’s disease pathology. be changed. We have been at the forefront of research Opposite: Carlos Paya, MD, PhD, President 28 Elan Corporation, plc 2008 Annual Report

Parkinson’s disease Specialised scientifi c expertise: our work in Parkinson’s disease Parkinson’s disease is believed to be a result of misfolded proteins in the brain. Parkinson’s disease is characterised by the accumulation of aggregated alpha-synuclein, or Lewy bodies, in degenerating neurons in particular regions of the brain. Our early discovery efforts in Parkinson’s disease were guided by our expertise and leadership in Alzheimer’s disease research. Our scientists have made signifi cant scientifi c progress to date in identifying unusual modifi ed forms of alpha-synuclein in human Parkinson’s disease brain tissue. These unique forms have led us to a series of therapeutic targets that are the focus of our drug discovery efforts. Our scientists are also studying parkin, a protein found in Jennifer Johnston, PhD, the brain that has been genetically linked to Parkinson’s Neurodegenerative Targets disease. Parkin may be involved in the elimination of misfolded proteins within neurons. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, and we are actively studying the relationship between parkin activity and neurodegeneration. This research is in the drug discovery stage. About Parkinson’s disease Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking and maintaining balance and coordination in patients diagnosed with the disease. It is estimated that 1.0 to 1.5 million Americans currently have Parkinson’s disease, with tens of thousands of new cases diagnosed each year. The condition usually develops after the age of 65, but an estimated 15% of sufferers are diagnosed before the age of 50. Opposite: Bapineuzumab clinical trial patient Harold and wife Sylvia Elan Corporation, plc 2008 Annual Report 31

Multiple sclerosis Ted Yednock, PhD, Global Research Tysabri for the treatment of multiple sclerosis In June 2006, the FDA approved the reintroduction of For 2008, Tysabri global in-market net sales increased Tysabri as a monotherapy to treat relapsing forms of MS. by 137% to $813.0 million from $342.9 million for 2007. Approval for the marketing of Tysabri in the European Union was also received in June 2006. The distribution The signifi cant growth in Tysabri sales refl ects strong of Tysabri in both the United States and European Union patient demand across global markets. Tysabri is commenced in July 2006. currently approved in more than 40 countries, including the United States, the European Union, Switzerland, In the United States, Europe and the ROW, provisions Canada, Australia and New Zealand. are in place to ensure patients are informed of the risks associated with Tysabri therapy, including progressive Tysabri is a treatment approved for relapsing forms of multifocal leukoencephalopathy (PML), and to enhance multiple sclerosis in the United States and relapsing-collection of post-marketing data on the safety and remitting MS in the European Union. According to data utilisation of Tysabri for MS. PML is an opportunistic that have been published in the New England Journal viral infection of the brain that can lead to death or of Medicine, after two years, Tysabri treatment led to a severe disability. 68% relative reduction in the annualised relapse rate, compared to placebo, and reduced the relative risk of disability progression by 42% to 54%. 32 Elan Corporation, plc 2008 Annual Report

Lauren, *Tysabri* for MS patient

Elan and Biogen Idec Inc. presented additional *Tysabri* data at the World Congress on Treatment and Research in MS in Montreal on 19 September 2008, including a post-hoc analysis of data from the *Tysabri* MS clinical trials. This analysis provided the first evidence that *Tysabri* is associated with a significant improvement in functional outcome, rather than only slowing or preventing progression of disability, in those living with relapsing MS.

Cumulatively, in the post-marketing setting approximately 48,300 patients have been treated with *Tysabri* as of the end of December 2008. Of those patients, approximately 20,000 have received at least one year of *Tysabri* therapy, approximately 10,700 patients have received at least 18 months of *Tysabri* therapy, and 4,300 patients have received at least 24 months of *Tysabri* therapy. In the post-marketing setting, five cases of PML have occurred in *Tysabri*-treated MS patients.

Elan Corporation, plc 2008 Annual Report 33

Lauren, Tysabri for MS patient Elan and Biogen Idec Inc. presented additional Tysabri Cumulatively, in the post-marketing setting approximately data at the World Congress on Treatment and Research 48,300 patients have been treated with Tysabri as of the in MS in Montreal on 19 September 2008, including a end of December 2008. Of those patients, approximately post-hoc analysis of data from the Tysabri MS clinical 20,000 have received at least one year of Tysabri trials. This analysis provided the fi rst evidence that therapy, approximately 10,700 patients have received at Tysabri is associated with a signifi cant improvement least 18 months of Tysabri therapy, and 4,300 patients in functional outcome, rather than only slowing or have received at least 24 months of Tysabri therapy. preventing progression of disability, in those living with In the post-marketing setting, fi ve cases of PML have relapsing MS. occurred in Tysabri-treated MS patients. As of the end of December 2008, approximately The safety data to date continue to support a favourable 37,600 patients were on therapy worldwide, including benefi t-risk profi le for Tysabri. Complete information approximately 20,200 commercial patients in the United about Tysabri for the treatment of MS, including States and approximately 16,900 commercial patients important safety information, is available at in the ROW. http://www.tysabri.com. The contents of this website are not incorporated by reference into this Annual Report. Elan Corporation, plc 2008 Annual Report 33

Crohn’s disease and other autoimmune diseases Tysabri for the treatment of Crohn’s disease We evaluated Tysabri as a treatment for CD in collaboration with Biogen Idec. The safety and effi cacy of Tysabri as both an induction and maintenance therapy were evaluated in 11 clinical studies, including three pivotal, randomised, double-blind, placebo-controlled, multi-centre trials. In January 2008, we were notifi ed by the European Commission that it had denied marketing authorisation of Tysabri as a treatment of Crohn’s disease. On 14 January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri, for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD, with evidence of infl ammation, who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha. We launched Tysabri for the treatment of Crohn’s disease in the United States in the fi rst quarter of 2008. Complete information about Tysabri for the treatment of Crohn’s disease, including important safety information, is available at http://www.tysabri.com. The contents of this website are not incorporated by reference into this Annual Report. Jason, Tysabri for Crohn’s disease patient 34 Elan Corporation, plc 2008 Annual Report

Severe chronic pain Prialt for the treatment of severe chronic pain For 2008, revenue from the sales of Prialt® (ziconotide) Prialt is administered through appropriate programmable increased by 34% to $16.5 million from $12.3 million for microinfusion pumps that can be implanted or external 2007, primarily due to higher demand for the product. and that release the drug into the fl uid surrounding the spinal cord. Prialt is in a class of non-opioid analgesics Prialt is the only approved non-opioid, intrathecal known as N-type calcium channel blockers. It is a analgesic and represents an important therapeutic synthetic equivalent of a naturally occurring conopeptide option for interventional pain specialists. Prialt has had found in a marine snail known as Conus Magus. an impact in a broad range of chronic pain syndromes, Research suggests that the novel mechanism of action especially in the area of severe neuropathic pain. of Prialt works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals. Prialt has been evaluated as an intrathecal infusion in more than 1,200 patients participating in chronic pain trials. The longest treatment duration to date is more than eight years. This combined number of patients represents the largest intrathecal analgesic safety database ever compiled for any intrathecal treatment. Prialt is used in a variety of severe chronic pain patients, including patients with failed back surgery, complex regional pain syndrome, cancer, AIDS and other non-malignant causes. Prialt patient Dawn receiving an infusion from Gladstone C. McDowell II, MD 35

Azactam and Maxipime Unique scientifi c opportunity We distribute two products that treat severe bacterial Our biopharmaceutical pipeline includes a range of infections, which remain a major medical concern. unique medical and scientifi c opportunities across a Azactam® (aztreonam for injection, USP) and Maxipime® number of indications and formulations, particularly in (cefepime hydrochloride) are designed to address our small molecule integrin platform. We believe this medical needs within the hospital environment. refl ects considerable potential value for external licensing and/or collaborating opportunities, beyond our core focus in neuroscience. Azactam We licensed the U.S. marketing rights to this injectable Alpha 4 Integrin antibiotic from Bristol-Myers Squibb Company (Bristol- Myers) in January 1999. Azactam is a monobactam Our therapeutic strategy for treating autoimmune and and is principally used by surgeons, infectious disease other diseases is to identify mechanisms common to specialists and internal medicine physicians to treat these diseases and develop novel therapeutics that stop pneumonia, post-surgical infections and septicemia. the underlying causes of disease. Alpha 4 integrin is Azactam is often used in these infections for patients a protein expressed by immune cells that allows those who have a known or suspected penicillin allergy. cells to leave the bloodstream and invade target tissues. Blocking alpha 4 integrin stops immune cells from For 2008, revenue from Azactam increased 12% entering tissues. to $96.9 million, compared to $86.3 million for 2007. The increase for the period refl ects a combination Since fi rst publishing the hypothesis concerning the of increased demand and price. Azactam lost its therapeutic potential of blocking alpha 4 integrin in 1992, patent exclusivity in October 2005 and its future sales our scientists have been expanding and refi ning our are expected to be negatively impacted by generic understanding of how cells enter tissues. Through this competition. However, no generic form of Azactam deep understanding, we have developed small molecules has been approved to date. that can selectively block particular alpha 4 integrin interactions. Maxipime We have advanced a number of compounds in this area. ELND002 is currently being studied for MS and We licensed the U.S. marketing rights to Maxipime from oncology, and ELND004 is currently being studied for Bristol-Myers in January 1999. Maxipime is a fourth- ulcerative colitis and Crohn’s disease. generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Tysabri For 2008, revenue from Maxipime decreased 78% to $27.1 million from $122.5 million for 2007, principally Tysabri is an alpha 4 integrin antagonist designed due to generic competition. The fi rst generic cefepime to inhibit immune cells from leaving the bloodstream hydrochloride was launched in June 2007, and additional and to prevent these immune cells from migrating into generic forms of Maxipime have since been launched. chronically infl amed tissue where they may cause or maintain infl ammation. We, in collaboration with Biogen Idec, continue to explore additional indications for Tysabri, including oncology. An Investigational New Drug (IND) application was fi led for Tysabri for multiple myeloma in 2007 and a Phase 1/Phase 2 proof of concept study was initiated in 2008. 36 Elan Corporation, plc 2008 Annual Report

Biopharmaceuticals products and pipeline Discovery Preclinical Phase 1 Phase 2 Phase 3 Filed Approved Marketed Alzheimer’s Disease Immunotherapies (with Wyeth) Neurodegenerative Bapineuzumab (AAB-001) Monoclonal Antibody Intrauenous diseases Bapineuzumab (AAB-001) Monoclonal Antibody Subcutaneous AAB-002 Monoclonal Antibody ACC-001 Immunoconjugate Alzheimer’s Disease Abeta Aggregation Inhibitors (with Transition Therapeutics) ELND005 Alzheimer’s Disease Secretase Inhibitors Beta Secretase Research Gamma Secretase Research Gamma Secretase Inhibitor (ELND007) Gamma Secretase Inhibitor (ELND006) Gamma Secretase Inhibitor (LY450139 – Eli Lilly) Parkinson’s Disease Parkinson’s Research Multiple Sclerosis (with Biogen Idec) Autoimmune Tysabri® (natalizumab) (U.S.) diseases Tysabri® (natalizumab) (EU) Tysabri® Subcutaneous Crohn’s Disease (with Biogen Idec) Tysabri® (natalizumab) (U.S.) Multiple Myeloma (with Biogen Idec) Tysabri® (natalizumab) Small Molecules natalizumab follow-ons ELND002 ELND004 Autoimmune Research Severe Chronic Pain Specialty business Prialt® (ziconotide intrathecal infusion) (U.S.) Infectious Diseases Azactam® (aztreonam for injecion, USP) (U.S.) Maxipime® (cefepime hydrochloride for injection) (U.S.) Elan Corporation, plc 2008 Annual Report 37

Elan Drug Technologies 38 Elan Corporation, plc 2008 Annual Report

Advancing technology / Improving medicines Our EDT business is the oldest, independent drug EDT generated $299.2 million in revenue and an delivery fi rm in the industry. As a leader in the business, operating profi t of $83.8 million in 2008. EDT generates we have contributed to over $15 billion of in-market sales revenue from two sources: royalties and manufacturing for our clients over our history. An established, profi table fees from licensed products, and contract revenues specialty pharmaceutical business unit of Elan, EDT has relating to R&D services, licence fees and milestones. been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently Typically, EDT receives royalties in the single-digit been marketed worldwide. Today, products enabled range as well as manufacturing fees based on cost-plus by EDT technologies are used by millions of patients arrangements where appropriate. More recently, each day. EDT has brought product concepts to a later stage of development before out-licensing and as a result has EDT focuses on helping clients bring products to market been able to retain an increasing proportion of revenue. through product optimisation, new product generation There are currently 23 products marketed by EDT and product rescue. As experts in life-cycle management, licensees, with 10 of these having been launched since we have successfully brought over 30 drugs to market 2001. EDT has a broad pipeline, with 15 products in for clients in over 90 countries worldwide. We provide a clinical development, including four fi led, three in Phase broad range of creative drug optimisation approaches, 3, three in Phase 2 and fi ve in Phase 1. These marketed including formulation development, scale-up and and pipeline products and EDT’s technologies are manufacturing. Commercialised technologies include protected by an extensive intellectual property portfolio. those for poorly water-soluble compounds as well as technology platforms for customised oral release. Since 2001, our technologies have been incorporated and subsequently commercialised in 10 products in the United States, making us the most productive drug delivery company in the industry. Elan Corporation, plc 2008 Annual Report 39

EDT's business strategy

Throughout our nearly 40-year history, we have invested in the development of innovative technologies, particularly in Oral Controlled Release (OCR) platform technologies and technologies for poorly water-soluble compounds. We are focused on profitably growing as a specialty drug delivery business, underpinned by our product development capabilities and drug delivery technologies.

Our strategy, based on our comprehensive product development and proprietary technology platforms, involves two complementary elements:

- Working with pharmaceutical companies to develop products through the application of our technologies to their pipeline and marketed products; and

- Selectively developing product candidates based on our proprietary technologies (Proprietary Product Candidates or PPCs) where we originate the product concept and ultimately develop the product to a later stage of development prior to out-licensing or making a decision to continue internal development.

Project preparation > **Feasibility and prototype development** > **Formulation and process optimisation** >

40 Elan Corporation, plc 2008 Annual Report

EDT’s business strategy Throughout our nearly 40-year history, we have Our strategy, based on our comprehensive product invested in the development of innovative technologies, development and proprietary technology platforms, particularly in Oral Controlled Release (OCR) platform involves two complementary elements: technologies and technologies for poorly water-soluble compounds. We are focused on profi tably growing • Working with pharmaceutical companies to develop as a specialty drug delivery business, underpinned products through the application of our technologies by our product development capabilities and drug to their pipeline and marketed products; and delivery technologies. • Selectively developing product candidates based In the near to medium term, we will drive growth through on our proprietary technologies (Proprietary Product our existing approved licensed products and pipeline Candidates or PPCs) where we originate the of 15 products in clinical development. In addition, we product concept and ultimately develop the product seek to generate new pipeline opportunities by entering to a later stage of development prior to out-licensing into further licensing arrangements with pharmaceutical or making a decision to continue internal companies as well as identifying and developing development. proprietary products as we evolve our specialty pharmaceutical business model. As a leading provider Our drug delivery technologies are key to our future of drug delivery technologies, we will continue to invest business. Today, we have more than 1,700 patent and in the development and application of novel drug patent applications around our key technology and delivery technologies. product areas. Project Feasibility Formulation preparation and prototype and process development optimisation 40 Elan Corporation, plc 2008 Annual Report

Marketed products Twenty-three (23) products incorporating EDT technologies are currently marketed by EDT licensees, and EDT receives royalties and, in some cases, manufacturing fees on these, including: Licensee Product Indication Abbott Laboratories TriCor® Cholesterol Merck & Co., Inc. Emend® Nausea post chemo Novartis AG Focalin® XR ADHD(1) Novartis AG Ritalin® LA ADHD(1) Wyeth Rapamune® Anti-Rejection Victory Pharma Naprelan® NSAID(2) — Pain King Pharmaceuticals, Inc. Avinza® Chronic pain Par Pharmaceutical Co., Inc. Megace® ES Cachexia Acorda Therapeutics, Inc. Zanafl ex® Muscle spasticity (1) Attention Defi cit Hyperactivity Disorder (2) Non-Steroidal Anti-Infl ammatory Drug Process Dossier Product scale-up support launch and and process commercial transfer supply Clinical research and development Quality operations Manufacturing Elan Corporation, plc 2008 Annual Report 41

EDT product pipeline 42 Elan Corporation, plc 2008 Annual Report

EDT’s current pipeline spans a range of therapeutic classes, routes of administration and licensee profi les, as outlined below. In addition, EDT has a large number of projects at the preclinical or formulation development stage. Licensee Product Phase 1 Phase 2 Phase 3 Filed Johnson & Johnson Paliperidone Pal. Depot Merck & Co Emend® – Japan EDT Morphine – Europe Acorda Therapeutics Inc Fampridine SR EDT Proprietary Megestrol NCD MAP Pharmaceuticals Budesonide Solvay Zolip™ Zogenix ZX002 Sanofi Aventis Not disclosed Sanofi Aventis Not disclosed NitroMed Bidil® XR Tibotec (J&J) TMC278 (injectable) EntreMed Not disclosed EDT Proprietary Not disclosed Roche Not disclosed Elan Corporation, plc 2008 Annual Report 43

By reducing particle size, the drug’s exposed surface area is increased and is then stabilised to maintain the reduced particle size. The result is a stable drug formulation that exhibits an increased dissolution rate. Validated platform of technologies Elan has a unique platform of validated technologies Our NanoCrystal technology is a drug enablement to offer our clients — including oral controlled release, and optimisation technology applicable to poorly delayed release, and pulsatile release delivery systems water-soluble compounds. as well as technology solutions for poorly water-soluble compounds. We have a complete range of capabilities • Proven — Four products have been launched to from formulation development through to commercial- date, achieving over $1.5 billion annual in-market scale manufacture in modern facilities. Our technologies sales. are supported by a robust patent estate of over 1,700 patents/patent applications. • Patent Protected — Over 1,000 patents/patent applications around the NanoCrystal technology in the United States and the ROW. Proven innovation for poorly water-soluble compounds — NanoCrystal Technology • Simple, Easy and Effective — Optimised and simplifi ed from over 15 years of development behind EDT’s proprietary NanoCrystal® technology is a drug the technology. It is applicable to all dosage forms optimisation technology applicable to many poorly and has been manufactured at commercial scale water-soluble compounds. It is an enabling technology since 2001. for evaluating new chemical entities exhibiting poor water-solubility and a tool for optimising the performance The potential benefi ts of applying the NanoCrystal of established drugs. NanoCrystal technology involves technology for existing and new products include: reducing drugs to particles in the nanometer size. By reducing particle size, the exposed surface area of the • Enhancing oral bioavailability; drug is increased and then stabilised to maintain particle · Increased therapeutic effectiveness; size. A drug in NanoCrystal form can be incorporated • Reducing/eliminating fed/fasted variability; into common dosage forms, including tablets, capsules, · Optimising delivery; and inhalation devices, and sterile forms for injection, with • Increased absorption. the potential for substantial improvements to clinical performance. EDT’s NanoCrystal technology has now been incorporated into four commercialised products, with more than 30 other compounds at various stages of development. 44 Elan Corporation, plc 2008 Annual Report

SODAS® (Spheroidal Oral Drug Absorption System) is one of Elan’s OCR platform technologies. Based on the production of controlled release beads, the SODAS technology is characterised by its inherent fl exibility, enabling the production of customised dosage forms that respond directly to individual drug candidate needs. Oral Controlled Release technology platform A unique platform of validated technologies to offer our clients: OCR technologies provide signifi cant benefi ts in developing innovative products that provide meaningful • Validated and Commercialised — 17 products clinical benefi ts to patients. EDT has developed a currently on the market in over 90 countries. range of OCR technologies, which it applies to help overcome many of the technical diffi culties that have • Multiple OCR Technologies — Customised release been encountered in developing oral controlled release profi les for oral dosage forms such as extended products. Oral controlled release products are often release, delayed release and pulsatile release have diffi cult to formulate, develop and manufacture. As a all been developed and commercialised. result, signifi cant experience, expertise and know-how are required to successfully develop such products. · Patent Protected — Over 450 issued/fi led patents in the United States and the ROW. EDT’s OCR technologies are focused on using advanced drug delivery technology and its manufacturing • Fully Scaleable — Optimised from almost 40 years of expertise to formulate, develop and manufacture development. In-house manufacturing capabilities in controlled release, oral dosage form pharmaceutical the United States and Europe. products that improve the release characteristics and effi cacy of active drug agents, and also provide improved patient convenience and compliance. The drug delivery technologies employed, coupled with its manufacturing expertise, enable EDT to cost effectively develop value-added products and to enhance product positioning. EDT’s suite of OCR technologies has been incorporated into many commercialised products. EDT’s OCR technology platform allows a range of release profi les and dosage forms to be engineered. Customised release profi les for oral dosage forms such as extended release, delayed release and pulsatile release have all been successfully developed and commercialised. Elan Corporation, plc 2008 Annual Report 45

Athlone, Ireland Facility Located on a 40-acre site, with over 200,000 sq ft of dedicated GMP-grade facilities, Elan Drug Technologies has a proven manufacturing track-record – 30 products optimised and manufactured for over 90 countries worldwide. The facility has a capacity of 3 billion unit doses per annum. Manufacturing, development and scale-up Services We Offer to Clients: expertise • A broad range of creative drug optimisation EDT has a long and established history in the approaches including formulation development, manufacture and development of pharmaceutical scale-up and manufacturing. dosage forms for pharmaceutical markets worldwide, with multiple products successfully launched in more • Our NanoCrystal technology offers superior than 90 countries in North America, Asia and Europe. results for poorly water-soluble compounds that EDT is uniquely prepared to assist companies with can be incorporated into common dosage forms. their pharmaceutical manufacturing, scale-up and This technology has been applied in four products development requirements. EDT’s main production contributing to over $1.5 billion annual in-market facilities are located in Athlone, Ireland, and Gainesville, sales for our clients. Georgia. We have manufactured fi nished solid oral pharmaceutical products for clients for well over • Customised oral drug technologies such 30 years. as extended release, delayed release and pulsatile release have all been developed and commercialised. Range of Manufacturing Services • Suite of more than 1,700 patents/pending patents protecting our technology-based solutions. In addition to formulation development, EDT provides a range of contract manufacturing services to include • FDA/European Medicines Agency approved analytical development, clinical trial manufacturing, manufacturing and packaging capabilities in the scale-up, product registration support and supply chain United States and Europe for solid oral dosage management for client products. forms with annual capacity of 3 billion units. EDT offers our clients an extensive range of drug • Other services include analytical development, optimisation and development services including clinical trial manufacturing, product registration formulation development, analytical development, clinical support and supply chain management for trial manufacturing and scale-up and product registration client products. support. We provide full CMC (Chemistry, Manufacturing and Controls) support for the optimised product, including handling responses to the relevant regulatory agencies. Our extensive experience in handling the CMC sections for clients provides our clients with valuable assistance in dealing with regulatory agencies and also determining an appropriate regulatory strategy for their products. The co-habitation of development and manufacturing capabilities on the same site allows for streamlined scale-up and transfer to commercial scale manufacturing activities. 46 Elan Corporation, plc 2008 Annual Report

Market environment The U.S. market is our most important market. Refer requirements could result in criminal penalties and the to Note 4 to the Consolidated Financial Statements disallowance of research and manufacturing of clinical for an analysis of revenue by geographic region. For products. Exemptions are provided for select agents this reason, the factors discussed below, such as used for a legitimate medical purpose or for biomedical “Government Regulation” and “Product Approval”, research, such as toxins for medical use and vaccines. place emphasis on requirements in the United States. The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation Government Regulation varies. In the United States, while there are limited indirect federal government price controls over private The pharmaceutical industry is subject to signifi cant sector purchases of drugs, it is not possible to predict regulation by international, national, state and local future regulatory action on the pricing of pharmaceutical governmental regulatory agencies. Pharmaceutical products. product registration is primarily concerned with the safety, effi cacy and quality of new drugs and devices In June 2001, we received a letter from the Federal and, in some countries, their pricing. A product must Trade Commission (FTC) stating that the FTC was generally undergo extensive clinical trials before it can conducting a non-public investigation to determine be approved for marketing. The process of developing whether Brightstone Pharma, Inc. (Brightstone), Elan a new pharmaceutical product, from idea to Corporation, plc or others may have engaged in an effort commercialisation, can take in excess of 10 years. to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a Governmental authorities, including the FDA and bioequivalent or generic version of Naprelan®. In October comparable regulatory authorities in other countries, 2001, our counsel met informally with the FTC staff to regulate the design, development, testing, manufacturing discuss the matter. No further communication from the and marketing of pharmaceutical products. Non- FTC was received until December 2002, when we were compliance with applicable requirements can result in served with a subpoena duces tecum from the FTC fi nes and other judicially imposed sanctions, including for the production of documents related to Naprelan. product seizures, import restrictions, injunctive actions We have voluntarily provided documents and witness and criminal prosecutions. In addition, administrative testimony in response to the subpoena and continue to remedies can involve requests to recall violative cooperate with the FTC relating to this investigation. We products; the refusal of the government to enter into do not believe that it is feasible to predict or determine supply contracts; or the refusal to approve pending the outcome of the investigation and any possible effect product approval applications for drugs, biological on our business, or to reasonably estimate the amounts products or medical devices until manufacturing or or potential range of loss, if any, with respect to the other alleged defi ciencies are brought into compliance. resolution of the investigation. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose In January 2006, we received a subpoena from the U.S. labelling restrictions. Department of Justice and the Department of Health and Human Services, Offi ce of Inspector General, In addition, the U.S. Centers for Disease Control and asking for documents and materials primarily related to Prevention regulate select biologics and toxins. This our marketing practices for Zonegran®. In April 2004, includes registration and inspection of facilities involved we completed the sale of our interests in Zonegran in in the transfer or receipt of select agents. Select agents North America and Europe to Eisai Co. Ltd. We are are subject to specifi c regulations for packaging, cooperating with the government in its investigation. The labelling and transport. Non-compliance with applicable resolution of this Zonegran matter could require Elan to Elan Corporation, plc 2008 Annual Report 47 pay substantial fi nes and to take other actions that could United States must be obtained prior to the marketing of have a material adverse effect on Elan. In April 2006, the product in those countries. The approval procedure Eisai delivered to Elan a notice making a contractual varies from country to country. It can involve additional claim for indemnifi cation in connection with a similar testing and the time required can differ from that required subpoena received by Eisai. for FDA approval. Although there are procedures for unifi ed fi lings for EU countries, in general, most other countries have their own procedures and requirements. Product Approval Once a product has been approved, signifi cant legal Preclinical tests assess the potential safety and effi cacy and regulatory requirements apply in order to market of a product candidate in animal models. The results of a product. In the United States, these include, among these studies must be submitted to the FDA as part of other things, requirements related to adverse event an IND before human testing may proceed. and other reporting, product advertising and promotion, and ongoing adherence to current good manufacturing The clinical trial process can take three to 10 years or practices (cGMP) requirements, as well as the need more to complete, and there can be no assurance that to submit appropriate new or supplemental applications the data collected will demonstrate that the product is and obtain FDA approval for certain changes to the safe or effective or, in the case of a biologic product, approved product, product labelling or manufacturing pure and potent, or will provide suffi cient data to support process. FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other The FDA also enforces the requirements of the reasons, it concludes that clinical subjects are being Prescription Drug Marketing Act, which, among other exposed to an unacceptable health risk. Trials may also things, imposes various requirements in connection with be terminated by institutional review boards, which the distribution of product samples to physicians. Sales, must review and approve all research involving human marketing and scientifi c/educational grant programmes subjects. Side effects or adverse events that must comply with the Medicare-Medicaid Anti-Fraud are reported during clinical trials can delay, impede and Abuse Act, as amended, the False Claims Act, as or prevent marketing authorisation. amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate The results of the preclinical and clinical testing, along requirements of the Omnibus Budget Reconciliation with information regarding the manufacturing of the Act of 1990, as amended. product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as a New Drug Manufacturing Application (NDA) or a Biologics License Application (BLA). In certain cases, an Abbreviated New Drug Each manufacturing establishment, including any Application (ANDA) can be fi led in lieu of fi ling an NDA. contract manufacturers, used to manufacture a product must be listed in the product application for such There can be no marketing in the United States of any product. In the United States, this means that each drug, biologic or device for which a marketing application manufacturing establishment must be listed in the drug, is required until the application is approved by the FDA. biologic or device application, and must be registered Until an application is actually approved, there can be no with the FDA. The application will not be approved until assurance that the information requested and submitted the FDA conducts a manufacturing inspection, approves will be considered adequate by the FDA. Additionally, the applicable manufacturing process for the p roduct any signifi cant change in the approved product or in and determines that the facility is in compliance with how it is manufactured, including changes in formulation cGMP requirements. or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products At 31 December 2008, we employed 601 people in our developed by us are also subject to FDA approval and manufacturing and supply activities, over half of these in ongoing regulation. Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including Whether or not FDA approval has been obtained, instant, controlled-release and oral nano particulate approval of a pharmaceutical product by comparable products. Additional dosage capabilities may be added regulatory authorities in other countries outside the as required to support future product introductions. Our 48 Elan Corporation, plc 2008 Annual Report

facility in Gainesville, Georgia, United States, provides In addition to our Tysabri collaboration with Biogen additional oral controlled-release dosage product Idec, we have entered into licences covering intellectual manufacturing capability and is registered with the property related to Tysabri. We pay royalties under these U.S. Drug Enforcement Administration for the licences based upon the level of Tysabri sales. We may manufacture, packaging and distribution of Schedule II be required to enter into additional licences related to controlled drugs. Tysabri intellectual property. If these licences are not available, or are not available on reasonable terms, we All facilities and manufacturing techniques used for may be materially and adversely affected. the manufacture of products and devices for clinical use or for sale in the United States must be operated The fundamental U.S. patent covering the use of Prialt in conformity with cGMP regulations. There are FDA to produce analgesia expires in 2016. A further U.S. regulations governing the production of pharmaceutical patent covering the stabilised formulation of Prialt products. Our facilities are also subject to periodic expires in 2015. regulatory inspections to ensure ongoing compliance with cGMP regulations. The basic U.S. patent for Maxipime expired in March 2007. An ANDA for a generic version of cefepime hydrochloride was approved by the FDA on 18 June Patents and Intellectual Property Rights 2007, and marketing of the generic product began immediately thereafter. Following this introduction of Our competitive position depends on our ability to obtain generic cefepime to the market, our revenues from, patents on our technologies and products, to defend and gross margin for, Maxipime were materially and our patents, to protect our trade secrets and to operate adversely affected. without infringing the valid patents or trade secrets of others. We own or licence a number of patents in the The basic U.S. patent for Azactam expired in October United States and other countries. These patents cover, 2005. Azactam will likely face generic competition, for example: which is expected to have a substantial adverse effect on our revenues from, and gross margin for, this product. • Pharmaceutical active ingredients, products containing them and their uses; The primary patents covering Elan’s NanoCrystal technology expire in the United States in 2011 and in • Pharmaceutical formulations; and some countries outside the United States in 2012. We also have numerous U.S. and international patents and • Product manufacturing processes. patent applications that relate to our NanoCrystal drug optimisation technology applicable to poorly water-Tysabri is covered by a number of issued patents soluble compounds. and pending patent applications in the United States and many other countries. We have a basic U.S. In addition, we have a robust patent estate resulting from patent, which expires in 2017, for Tysabri covering the our Alzheimer’s disease research. humanised antibody and its use to treat MS. Additional U.S. patents and patent applications of Elan and/or our collaborator Biogen Idec that cover (i) the use of Tysabri Competition to treat irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, The pharmaceutical industry is highly competitive. Our generally expire between 2012 and 2020. Outside the principal pharmaceutical competitors consist of major United States, patents and patent applications on the international companies, many of which are larger product and methods of manufacturing the product and have greater fi nancial resources, technical staff, generally expire between 2014 and 2020, and may be manufacturing, R&D and marketing capabilities than we subject to additional patent protection until 2020 in have. We also compete with smaller research companies the nature of Supplementary Protection Certifi cates. and generic drug manufacturers. International patents and patent applications covering methods of treatment using Tysabri would generally Tysabri, a treatment for relapsing forms of MS, competes expire between 2012 to 2020. primarily with Avonex® marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affi liate of Bayer Schering Pharma AG) in the United States Elan Corporation, plc 2008 Annual Report 49

and sold under the name Betaferon® by Bayer Schering these wholesalers to meet the in-market consumption Pharma in Europe, Rebif® marketed by Merck Serono of our products and to refl ect the level of inventory and Pfi zer Inc. in the United States and by Merck that wholesalers of our products carry. Changes in Serono in Europe, and Copaxone® marketed by Teva the level of inventory can directly impact our revenue Neurosciences, Inc. (Teva) in the United States and and could result in our revenue not refl ecting in-market co-promoted by Teva and Sanofi -Aventis in Europe. consumption of our products. We often manufacture our Many companies are working to develop new therapies drug delivery products for licensees and distributors but or alternative formulations of products for MS that if do not usually engage in any direct sales of drug delivery successfully developed would compete with Tysabri. products. A drug may be subject to competition from alternative therapies during the period of patent protection or Raw Materials and Product Supply regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Raw materials and supplies are generally available in Azactam lost its basic U.S. patent protection in October quantities adequate to meet the needs of our business. 2005, and the basic U.S. patent for Maxipime expired in We are dependent on third-party manufacturers for the March 2007. pharmaceutical products that we market. An inability to obtain raw materials or product supply could have Generic competitors have challenged existing patent a material adverse impact on our business, fi nancial protection for some of the products from which we earn condition and results of operations. manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected. Employees Governmental and other pressures toward the At 31 December 2008, we had 1,687 employees dispensing of generic products may rapidly and worldwide, of whom 656 were engaged in R&D signifi cantly reduce, slow or reverse the growth in, sales activities, 601 were engaged in manufacturing and and profi tability of any of our products not protected by supply activities, 123 were engaged in sales and patents or regulatory exclusivity, and may adversely affect marketing activities and the remainder worked in general our future results and fi nancial condition. The launch and administrative areas. of competitive products, including generic versions of our products, has had and may have a material adverse effect on our revenues and results of operations. Property, Plant and Equipment Our competitive position depends, in part, upon our We consider that our properties are in good operating continuing ability to discover, acquire and develop condition and that our machinery and equipment have innovative, cost-effective new products, as well as new been well maintained. Facilities for the manufacture of indications and product improvements protected by products are suitable for their intended purposes and patents and other intellectual property rights. We also have capacities adequate for current and projected compete on the basis of price and product differentiation needs. and through our sales and marketing organisation that provides information to medical professionals For additional information, refer to Note 14 to the and launches new products. If we fail to maintain our Consolidated Financial Statements, which discloses competitive position, our business, fi nancial condition amounts invested in land and buildings and plant and and results of operations may be materially and adversely equipment; Note 26 to the Consolidated Financial affected. Statements, which discloses future minimum rental commitments; Note 27 to the Consolidated Financial Statements, which discloses capital commitments for Distribution the purchase of property, plant and equipment; and “Financial Review — “Liquidity and Capital Resources”, We sell our pharmaceutical products primarily to drug which discloses our capital expenditures. wholesalers. Our revenue refl ects the demand from 50 Elan Corporation, plc 2008 Annual Report

The following table lists the location, ownership interest, use and approximate size of our principal properties: Location and ownership interest Use Size (square feet) Owned: Athlone, Ireland R&D, manufacturing and administration 463,000 Owned: Gainesville, GA, USA R&D, manufacturing and administration 89,000 Leased: South San Francisco, CA, USA R&D, sales and administration 262,000(1)(2) Leased: King of Prussia, PA, USA R&D, manufacturing, sales and administration 113,000 Leased: Dublin, Ireland Corporate administration 41,000(3) Leased: New York City, NY, USA Corporate administration 14,000(4) (1) In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco, which are currently under construction. The square footage for the fi rst building will be approximately 108,000 square feet and for the second building approximately 84,000 square feet, which are not included in the 262,000 square feet noted above. The lease term for the fi rst building commenced in March 2009 and the second building is expected to commence in the fi rst quarter of 2010. The buildings will be utilised for our R&D, sales and administrative functions. (2) Approximately 43,000 square feet of the 262,000 square feet currently occupied are related to short-term leases that will be vacated by August 2009. (3) In April 2008, we entered into a lease agreement for additional space for our corporate headquarters in the Treasury Building, Dublin, Ireland. The square footage for the additional space is approximately 21,000 square feet and will be utilised for our corporate administrative functions and our international development group. (4) On 12 December 2008, we announced the planned closure of the New York offi ce, which occurred in March 2009. For additional information, refer to Note 5 to the Consolidated Financial Statements. Elan Corporation, plc 2008 Annual Report 51

Financial information

Financial Information

Elan Corporation, plc 2008 Annual Report	53

Terms
As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries (collectively “the Group”), unless the context requires otherwise.

Financial Statements
We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which are effective for accounting periods ending on or before 31 December 2008. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, beginning on page 175 of this Annual Report.

Trademarks
All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Cautionary Factors That May Affect Future Results
Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.

This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	The potential of Tysabri and the incidence of serious adverse events associated with Tysabri (including cases of PML);

•	The success of our R&D activities (including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful) and the speed with which regulatory authorisations and product launches may be achieved;

•	Our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet our liquidity requirements;

•	Whether we will be able to enter into or consummate a definitive transaction as the result of our evaluation of strategic alternatives and whether we will be able to enhance shareholder value through that process or any resulting transaction;

•	Whether the proposed acquisition of Wyeth by Pfizer will affect our collaboration with Wyeth;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•	Competitive developments affecting our products, including the introduction of generic competition following the loss of patent protection or marketing exclusivity for our products (including, in particular, Maxipime, which lost its basic U.S. patent protection in March 2007 and now faces generic competition; Azactam, which lost its basic U.S. patent protection in October 2005; and several of the products from which we derive manufacturing or royalty revenues, which are under patent challenge by potential generic competitors);

•	Our ability to protect our patents and other intellectual property;

•	Difficulties or delays in manufacturing our products (we are dependent on third parties for the manufacture of our products);

•	Trade buying patterns;

•	Pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	The failure to comply with anti-kickback and false claims laws in the United States (including, in particular, with respect to past marketing practices with respect to our former Zonegran product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay substantial fines and to take other actions that could have a material adverse effect on us);

•	Extensive government regulation;

•	Risks from potential environmental liabilities;

•	Failure to comply with our reporting and payment obligations under Medicaid or other government programmes;

•	Exposure to product liability risks;

•	An adverse effect that could result from the putative class action lawsuits initiated following the release of the data from the Phase 2 clinical trial for bapineuzumab and the outcome of our other pending or future litigation;

•	The volatility of our share price;

•	Some of our agreements that may discourage or prevent someone from acquiring us; and

•	Global, as well as local, political, economic and market conditions, including interest rate and currency exchange rate fluctuations.

We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

54	Elan Corporation, plc 2008 Annual Report

Financial Review

Introduction

This Annual Report for the year ended 31 December 2008 meets the reporting requirements pursuant to Irish Company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (Listing Rules).

This financial review primarily discusses:

•	Five-year selected financial data;

•	Current operations;

•	Critical accounting policies;

•	The results of operations for the year ended 31 December 2008, compared to the year ended 31 December 2007;

•	Analysis of results of operations by segment;

•	Liquidity and capital resources;

•	Financial risk management; and

•	Post balance sheet events.

Five-Year Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements in this Annual Report and our prior years’ Annual Reports, and should be read in conjunction with, and is qualified by reference to, the Operating Review on pages 17 to 50 and our Consolidated Financial Statements and related notes thereto.

Years Ended 31 December,	2008		2007		2006		2005		2004

Income Statement Data (in $m, except for per share data):
Total revenue	761.8		516.4		497.3		426.7		367.0
Operating loss	(151.7	)(1)	(539.1	)(2)	(286.1	)(3)	(453.8	)(4)	(431.4	)(5)
Net income/(loss)	(35.2	)(6)	(665.9	)(7)	(408.7	)(8)	612.3	(9)	(379.5	)(10)
Basic income/(loss) per Ordinary Share	(0.07)		(1.42)		(0.94)		1.48		(0.97)
Diluted loss per Ordinary Share(11)	(0.07)		(1.42)		(0.94)		(1.01	)(12)	(0.97)

At 31 December,	2008	2007	2006	2005	2004

Balance Sheet Data (in $m, except for number of shares data):
Cash and cash equivalents	375.3	423.5	1,510.6	1,080.7	1,347.6
Restricted cash—current and non-current	35.2	29.6	23.2	24.9	192.7
Available-for-sale investments—current	30.5	276.9	11.2	9.9	28.1
Total assets	1,844.6	1,598.8	2,829.8	2,499.7	3,157.9
Debt	1,743.4	1,738.4	2,352.9	1,940.2	2,256.4
Total shareholders’ equity/(deficit)	(223.4)	(388.4)	204.8	308.4	538.0
Weighted-average number of shares outstanding—Basic (in millions)	473.5	468.3	433.3	413.5	390.1
Weighted-average number of shares outstanding—Diluted (in millions)	473.5	468.3	433.3	459.9	390.1

(1)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million.

Elan Corporation, plc 2008 Annual Report	55

(2)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs.

(3)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; and after severance, restructuring and other costs of $7.5 million.

(4)	After other charges of $4.0 million, relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.4 million primarily associated with a litigation settlement.

(5)	After other charges of $35.7 million, primarily relating to the settlement of the SEC investigation and the shareholder class action lawsuit of $56.0 million; and after a $21.0 million net gain for rebated insurance premiums.

(6)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million; and after an income tax benefit of $270.1 million, which primarily resulted from the recognition of U.S. deferred tax benefits.

(7)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs; and after a $7.7 million net charge on debt retirement.

(8)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; severance, restructuring and other costs of $7.5 million; and after a net charge on debt retirement of $11.5 million.

(9)	After other charges of $4.0 million, relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.4 million primarily associated with a litigation settlement; a fair value gain on conversion option of $1,136.1 million; a net charge on debt retirement of $20.2 million; and after net income from discontinued operations of $104.1 million.

(10)	After other charges of $35.7 million, primarily relating to the settlement of the SEC investigation and the shareholder class action lawsuit of $56.0 million; a $21.0 million net gain for rebated insurance premiums; and after net income from discontinued operations of $97.7 million.

(11)	Basic and diluted net income/(loss) per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including share options, Restricted Stock Units, warrants and convertible debt securities, unless anti-dilutive.

(12)	Including the net dilutive effect of $1,076.0 million related to the assumed conversion of the convertible notes.

Current Operations

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. For additional information on our current operations, please refer to the “Operating Review” on pages 17 to 50.

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgements. Estimates are used in determining items such as the carrying values of goodwill, other intangible assets and property, plant and equipment, the fair value of share-based compensation, the accounting for contingencies, estimating sales rebates and discounts, and the accounting for income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Property, Plant and Equipment and Impairment

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or its cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. Total goodwill and other intangible assets amounted to $386.1 million at 31 December 2008 (2007: $294.4 million). The results of certain impairment tests on intangible assets with estimable useful lives are discussed below. As the impairment analysis is principally based on discounted estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic

56	Elan Corporation, plc 2008 Annual Report

Financial Review

competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

In June 2007, we recorded an impairment charge of $76.2 million relating to the Maxipime and Azactam intangible and other assets. This other charge related primarily to patents and licences, and was included within cost of sales ($2.8 million) and selling, general and administrative (SG&A) expenses ($73.4 million) in the Consolidated Income Statement. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative discounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible and other assets, thus indicating the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. In conjunction with the impairment charge, we revised the estimated useful lives of the intangibles by nine months from September 2008 to December 2007. Accordingly, the remaining net carrying value of the intangible assets was amortised, on a straight-line basis, through 31 December 2007.

In December 2007, we recorded an impairment charge of $197.5 million relating to the Prialt intangible assets. This other charge related to acquired in-process research and development (IPR&D) costs of $194.0 million and patents and licences of $3.5 million, and was included within SG&A expenses in the Consolidated Income Statement. We launched Prialt in the United States in January 2005 and revenue from sales of Prialt totalled $16.5 million in 2008 (2007: $12.3 million). These revenues were lower than our initial forecast. In light of additional data becoming available in 2007, we adjusted our sales forecast for Prialt, which caused projected cumulative discounted cash flows to be lower than the carrying value of the intangible assets, thus indicating that the carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. The remaining net carrying value of the Prialt intangible assets was $51.4 million at 31 December 2008. We believe that we have used reasonable estimates in assessing the carrying value of this intangible asset. Nevertheless, should our future revenues from this product fail to meet our expectations, the carrying value of this asset may become further impaired.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline and for our clients. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At 31 December 2008, our best estimates of the likely success of development and commercialisation of our pipeline products support the carrying value of our manufacturing facilities.

In performing our impairment testing, we noted that the combined fair value of our cash-generating units based on the income approach exceeded our market capitalisation at 31 December 2008. In turn, given our shareholders’ deficit position, both the fair value of our cash-generating units and our market capitalisation exceeded the combined carrying values of the cash-generating units by a substantial margin at 31 December 2008.

Share-Based Compensation

We account for share-based payments in accordance with IFRS 2, “Share-based Payment”, (IFRS 2). Equity-settled share-based payments made to employees are recognised in the Consolidated Financial Statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the requisite service period. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under our employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting. In 2008, we recognised an expense for share-based compensation of $48.7 million (2007: $44.8 million).

Elan Corporation, plc 2008 Annual Report	57

Estimating the fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in the application of IFRS 2 in future periods, the compensation expense that we record under IFRS 2 for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards.

Contingencies Relating to Actual or Potential Administrative Proceedings

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the loss can be reasonably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 29 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2008, we had provided for $5.9 million (2007: $1.7 million), representing our estimate of the costs for the current resolution of these matters. We developed estimates in consultation with outside counsel handling our defence in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal contingency provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation and the likelihood of settlement and current state of settlement discussions, if any. We believe that the legal contingency provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.

Revenue Recognition — Sales Discounts and Allowances

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 2(c) to the Consolidated Financial Statements) and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, the sales discounts and allowances are recorded within operating expenses.

Sales discounts and allowances include charge-backs, managed healthcare and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2008, we had total provisions of $19.2 million for sales discounts and allowances, of which approximately 52.0%, 28.5% and 16.0% related to Tysabri, Azactam and Maxipime, respectively. We have almost three years of experience for Tysabri and more than 10 years of experience in relation to Azactam and Maxipime.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon

58	Elan Corporation, plc 2008 Annual Report

Financial Review

either shipment or delivery. Furthermore, we do not have an incentive programme that would compensate a wholesaler for the costs of holding inventory above normal inventory levels, thereby encouraging wholesalers to hold excess inventory.

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Note 3 to the Consolidated Financial Statements.

	2008	2007
	$m	$m

Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	627.7	508.3
Sales discounts and allowances:
Charge-backs	(34.7)	(41.6)
Managed healthcare rebates and other contract discounts	(1.3)	(2.9)
Medicaid rebates	(5.4)	(3.5)
Cash discounts	(13.7)	(11.5)
Sales returns	(0.1)	(4.3)
Other adjustments	(10.4)	(6.0)

Total sales discounts and allowances	(65.6)	(69.8)

Net sales subject to discounts and allowances	562.1	438.5
Tysabri U.S. net revenue adjustment	(236.0)	—
Tysabri–net U.S. in-market sales (included in operating expenses)	—	(217.4)
Net Tysabri ROW revenue	135.5	—
Manufacturing revenue and royalties	282.6	270.8
Contract revenue	17.6	24.5

Net revenue	761.8	516.4

Total sales discounts and allowances were 10.5% of gross sales subject to discounts and allowances in 2008 and 13.7% in 2007, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross sales subject to discounts and allowances were 5.5% in 2008, compared to 8.2% in 2007. The managed healthcare rebates and Medicaid rebates as a percentage of gross sales subject to discounts and allowances were 0.2% and 0.9%, respectively, in 2008, and 0.6% and 0.7%, respectively, in 2007. These changes are due primarily to changes in the product mix, as a consequence of increasing revenues from Tysabri, which has a lower level of charge-backs associated with it than for our other principal products.

Cash discounts as a percentage of gross sales subject to discounts and allowances remained fairly consistent at 2.2% in 2008, compared to 2.3% in 2007. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross sales subject to discounts and allowances were Nil in 2008 and 0.8% in 2007, and in 2008, the sale returns were impacted by the provision adjustments related to sales made in prior periods.

Elan Corporation, plc 2008 Annual Report	59

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

		Managed
		Healthcare
		Rebates
		and
		Other
		Contract	Medicaid	Cash	Sales	Other
	Chargebacks	Discounts	Rebates	Discounts	Returns	Adjustments	Total
	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2007	6.7	1.6	0.9	1.1	5.2	1.0	16.5
Provision related to sales made in current period	41.6	2.9	3.5	11.5	3.9	6.0	69.4
Provision related to sales made in prior periods	—	—	—	—	0.4	—	0.4
Returns and payments	(42.9)	(3.6)	(1.4)	(11.6)	(1.9)	(6.0)	(67.4)

Balances at 31 December 2007	5.4	0.9	3.0	1.0	7.6	1.0	18.9
Provision related to sales made in current period	34.7	1.3	5.4	13.7	2.8	10.4	68.3
Provision related to sales made in prior periods	—	—	—	—	(2.7)	—	(2.7)
Returns and payments	(37.6)	(1.8)	(2.4)	(12.8)	(1.1)	(9.6)	(65.3)

Balances at 31 December 2008	2.5	0.4	6.0	1.9	6.6	1.8	19.2

(a)	Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing revenue and accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2008, Tysabri, Azactam and Maxipime represented approximately 30.6%, 4.8% and 61.5%, respectively, of the total charge-backs accrual balance of $2.5 million. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, Azactam and Maxipime, the accrual for charge-backs would increase by approximately $1.8 million. We believe that our estimate of the levels of inventory for Tysabri, Azactam and Maxipime in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(b)	Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and

60	Elan Corporation, plc 2008 Annual Report

Financial Review

programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(c)	Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes, as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(d)	Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing revenue and accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

(e)	Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of an introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2008, Tysabri, Azactam and Maxipime represented approximately 24.2%, 58.0% and 14.1%, respectively, of the total sales returns accrual balance of $6.6 million. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

(f)	Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management

Elan Corporation, plc 2008 Annual Report	61

practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

(g)	Provisions related to sales made in prior periods

During 2008, we recorded $2.7 million of adjustments to decrease the sales returns related to sales made in prior periods, primarily due to the availability of additional information relating to our actual returns experience for Maxipime and Azactam.

(h)	Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as of which third-party information is generated and the date on which we receive such information.

Income Taxes

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recorded in shareholders’ equity.

A deferred tax asset (DTA) is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Because of cumulative losses, we only recognised a very small amount of DTAs at 31 December 2007. However, as a result of the U.S. business generating cumulative earnings in recent years and projected U.S. profitability arising from the continued growth of the Biopharmaceuticals business in the United States, we now believe there is evidence to support the generation of sufficient future taxable income to conclude that it is probable that most of the U.S. DTAs will be realised in future years. Accordingly, a deferred benefit of $280.0 million was credited to the income statement and a further $105.9 million deferred benefit was credited to shareholders’ equity during 2008.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. Our assumptions, judgements and estimates relative to the recognition of the DTAs take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate.

62	Elan Corporation, plc 2008 Annual Report

Financial Review

For additional information regarding our significant accounting policies, please refer to Note 2 to the Consolidated Financial Statements.

Reconciliation of Adjusted Comparative Basis Results to Results under IFRS for the Year Ended 31 December 2007

As more fully explained below, our reported results have been impacted by the profit-sharing and operational arrangements in relation to the Tysabri collaboration. In order to provide a more meaningful comparison of the operating results between the years ended 31 December 2008 and 2007, we have presented below the results of operations for the year ended 31 December 2008, compared to the year ended 31 December 2007, on an adjusted comparative basis to reflect a consistent classification in 2007 of our share of the collaboration operating results for Tysabri to that recorded in 2008. The following table shows a reconciliation of the results under IFRS to the adjusted comparative basis results for 2007:

				Adjusted
				Comparative
	IFRS	IFRS		Basis
	2008	2007	Adjustments	2007
	$m	$m	$m	$m

Product revenue	744.2	491.9	85.7	577.6
Contract revenue	17.6	24.5	—	24.5

Total revenue	761.8	516.4	85.7	602.1
Cost of sales	294.6	180.6	55.2	235.8

Gross profit	467.2	335.8	30.5	366.3
Selling, general and administrative expenses	284.5	603.2	30.5	633.7
Research and development expenses	334.4	271.7	—	271.7

Operating loss	(151.7)	(539.1)	—	(539.1)
Interest expense	145.6	157.2	—	157.2
Interest income	(13.7)	(44.3)	—	(44.3)
Investment losses	21.7	0.9	—	0.9
Net charge on debt retirement	—	7.7	—	7.7

Net interest and investment losses	153.6	121.5	—	121.5

Loss before tax	(305.3)	(660.6)	—	(660.6)
Income tax expense/(benefit)	(270.1)	5.3	—	5.3

Net loss for the period	(35.2)	(665.9)	—	(665.9)

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

Elan Corporation, plc 2008 Annual Report	63

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in 2008 because the Tysabri collaboration generated an operating profit during the year, while in 2007, we did not recognise any product revenue from Tysabri because the Tysabri collaboration incurred an operating loss during the year.

Consequently, the change in profitability from Tysabri sales from an operating loss in 2007 to an operating profit in 2008 has also impacted the presentation under IFRS of amounts recorded within cost of sales, gross profit and SG&A expenses. Under IFRS, cost of sales and SG&A expenses in 2008 include only Elan’s directly incurred costs, whereas in 2007, nothing is included in cost of sales while SG&A expenses include Elan’s share of the total collaboration SG&A expenses, offset by Elan’s share of the gross margin earned on in-market sales of Tysabri in that year.

As a result, the presentation of our share of the collaboration’s operating results within the operating line items in our IFRS income statement differs markedly between the two years, as follows:

	2008	2007
	$m	$m

Tysabri revenue	321.1	—
Cost of sales	125.4	—

Gross profit	195.7	—
Selling, general and administrative expenses	48.9	0.1

Operating profit/(loss)	146.8	(0.1)

The above presentation is required under IFRS, since the presentation of the operating results for a jointly controlled operation in any reporting period is prepared by reference to the operating results for that period, with no reclassification of prior period comparative amounts.

The table below reflects a comparative basis presentation of our collaboration operating loss related to Tysabri for 2007 in a manner consistent with 2008, whereby our revenue from Tysabri reflects our share of the collaboration operating loss from sales of Tysabri, plus our directly incurred collaboration expenses on these sales, and cost of sales and SG&A expenses reflect only our directly incurred collaboration expenses:

		Adjusted
		Comparative
		Basis
	2008	2007
	$m	$m

Tysabri revenue	321.1	85.7
Cost of sales	125.4	55.2

Gross profit	195.7	30.5
Selling, general and administrative expenses	48.9	30.6

Operating profit/(loss)	146.8	(0.1)

64	Elan Corporation, plc 2008 Annual Report

Financial Review

Results of Operations for the Years Ended 31 December 2008 and 2007

As previously discussed, for the purpose of this discussion the results of operations for the year ended 31 December 2007 have been adjusted to reflect the comparative presentation of the impact of the Tysabri profit-sharing and operational arrangements. The commentary below refers to the adjusted comparative presentation. For a reconciliation of the adjusted comparative basis results to the results in accordance with IFRS, please refer to page 63.

		Adjusted
		Comparative
		Basis
	2008	2007		% increase/
	$m	$m		(decrease)

Product revenue	744.2	577.6	(1)	29%
Contract revenue	17.6	24.5		(28)%

Total revenue	761.8	602.1	(1)	27%
Cost of sales	294.6	235.8	(1)	25%

Gross profit	467.2	366.3	(1)	28%
Selling, general and administrative expenses	284.5	633.7	(1)	(55)%
Research and development expenses	334.4	271.7		23%

Operating loss	(151.7)	(539.1)		(72)%
Interest expense	145.6	157.2		(7)%
Interest income	(13.7)	(44.3)		(69)%
Investment losses	21.7	0.9		2,311%
Net charge on debt retirement	—	7.7		(100)%

Net interest and investment losses	153.6	121.5		26%

Loss before tax	(305.3)	(660.6)		(54)%
Income tax expense/(benefit)	(270.1)	5.3		(5,196)%

Net loss for the year	(35.2)	(665.9)		(95)%

(1)	Based on adjusted comparative basis results as discussed further on pages 63 and 64.

Total Revenue

Total revenue increased 27% to $761.8 million in 2008 from $602.1 million in 2007. Total revenue from our Biopharmaceuticals business increased by 46%, while revenue from our EDT business increased 5%. Total revenue is analysed further between revenue from the Biopharmaceuticals and EDT business units.

		Adjusted
		Comparative
		Basis
	2008	2007
	$m	$m	% increase

Revenue from the Biopharmaceuticals business	462.6	315.9	46%
Revenue from the EDT business	299.2	286.2	5%

Total revenue	761.8	602.1	27%

Elan Corporation, plc 2008 Annual Report	65

Revenue from the Biopharmaceuticals Business

Total revenue from our Biopharmaceuticals business increased 46% to $462.6 million in 2008 from $315.9 million in 2007. The increase was primarily due to the strong growth in Tysabri, which more than compensated for reduced sales of Maxipime, which has been adversely impacted by the introduction of generic competition in 2007.

		Adjusted
		Comparative
		Basis
	2008	2007	% increase/
	$m	$m	(decrease)

Product revenue:
Tysabri	321.1	85.7	275%
Azactam	96.9	86.3	12%
Maxipime	27.1	122.5	(78)%
Prialt	16.5	12.3	34%
Royalties	1.0	1.8	(44)%

Total product revenue	462.6	308.6	50%
Contract revenue	—	7.3	(100)%

Total revenue from Biopharmaceuticals business	462.6	315.9	46%

Tysabri

Global in-market net sales of Tysabri for were as follows:

	2008	2007
	$m	$m	% increase

United States	421.6	217.4	94%
Rest of World	391.4	125.5	212%

Total Tysabri in-market net sales	813.0	342.9	137%

Tysabri in-market net sales increased 137% to $813.0 million in 2008 from $342.9 million in 2007. The increase reflects strong patient demand across global markets. At the end of December 2008, approximately 37,600 patients were on therapy worldwide, including approximately 20,200 commercial patients in the United States and approximately 16,900 commercial patients in the ROW, representing an increase of 78% over the approximately 21,100 patients who were on therapy at the end of December 2007.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on our Consolidated Balance Sheet at 31 December 2008. The intangible assets have been and will be amortised on a straight-line basis over approximately 11 years. There are no further milestone payments required for us to retain our approximate 50% profit share.

On 14 January 2008, the FDA approved the sBLA for Tysabri for the treatment of patients with CD, and Tysabri was launched in this indication at the end of the first quarter of 2008. On 12 December 2008, we announced a realignment of our commercial activities in Tysabri for CD, shifting our efforts from a traditional sales model to a model based on clinical support and education.

66	Elan Corporation, plc 2008 Annual Report

Financial Review

The net Tysabri revenue of $321.1 million in 2008 (2007: $85.7 million) was calculated as follows:

	2008	2007
	$m	$m	% increase

Tysabri in-market sales	813.0	342.9	137%
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(519.5)	(343.1)	51%

Tysabri collaboration operating profit/(loss)	293.5	(0.2)	146,850%

Elan’s 50% share of Tysabri collaboration operating profit/(loss)	146.8	(0.1)	146,900%
Elan’s directly incurred costs	174.3	85.8	103%

Net Tysabri revenue	321.1	85.7	275%

Other Biopharmaceuticals Products

Azactam revenue increased 12% to $96.9 million in 2008 from our 2007 sales level of $86.3 million, mainly reflecting increased pricing. Azactam lost its patent exclusivity in October 2005, and its future sales are expected to be negatively impacted by generic competition, although to date no generic form of Azactam has been approved.

Maxipime revenue decreased 78% to $27.1 million in 2008 from our 2007 sales level of $122.5 million. The decrease was principally due to the introduction of generic competition. In June 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. Generic cefepime hydrochloride was launched shortly thereafter, and additional generic forms of Maxipime have since been launched. We expect generic competition to continue to materially and adversely affect our revenues from, and gross margin for, Maxipime.

Prialt revenue increased 34% to $16.5 million in 2008 from our 2007 sales level of $12.3 million. The increase was primarily due to higher demand for the product.

Revenue from the EDT Business

Revenue from the EDT business unit increased 5% to $299.2 million in 2008 from $286.2 million in 2007.

	2008	2007	% increase/
	$m	$m	(decrease)

Product revenue:
Manufacturing revenue and royalties:
TriCor 145	67.7	62.5	8%
Skelaxin	39.7	39.3	1%
Focalin XR/Ritalin LA	33.5	28.4	18%
Verelan®	24.6	28.5	(14)%
Diltiazem	13.7	18.7	(27)%
Zanaflex	12.8	12.6	2%
Other	89.6	79.0	13%

Total product revenue–manufacturing revenue and royalties	281.6	269.0	5%
Contract revenue	17.6	17.2	2%

Total revenue from the EDT Business	299.2	286.2	5%

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

Manufacturing revenue and royalties increased 5% to $281.6 million in 2008 from our 2007 sales level of $269.0 million. The increase primarily reflects continued growth across a number of products in our EDT portfolio and increased manufacturing activity.

Elan Corporation, plc 2008 Annual Report	67

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2008 or 2007. In 2008, 47% of these revenues consisted of royalties received on products that we do not manufacture, compared to also 47% in 2007.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The jury awarded us $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). Abraxis has announced its intention to appeal the ruling. Consequently, pending final resolution of this matter, no settlement amount has been recognised in our financial statements as at and for the year ended 31 December 2008.

Our EDT business continued to make positive progress on its development pipeline with its clients during 2008 including:

•	Jazz Pharmaceuticals Inc. received FDA approval in February and launched LUVOX CR® (fluvoxamine maleate) Extended-Release Capsules for the treatment of social anxiety disorder and obsessive compulsive disorder in adults in the United States. LUVOX CR is manufactured by us and incorporates our proprietary SODAS technology designed to minimise peak-to-trough plasma level fluctuations over a 24-hour period.

•	Acorda Therapeutics, Inc. successfully completed its Phase 3 clinical development programme to assess Fampridine SR’s safety and efficacy in improving the walking ability of people with MS. An NDA for Fampridine SR was submitted to the FDA on 30 January 2009. Fampridine SR incorporates our proprietary MXDAS® (Matrix Drug Absorption System) technology and is a sustained-release tablet formulation of the investigational drug fampridine (4-aminopyridine or 4-AP) and will be manufactured by us if it is approved.

•	Johnson & Johnson Pharmaceutical Research & Development, L.L.C. announced in August 2008 that the FDA issued a complete response letter for paliperidone palmitate for the treatment of schizophrenia requesting additional data before it will approve the NDA. No additional studies were requested. In early February 2009, Johnson & Johnson submitted its response to the FDA complete response letter. Paliperidone palmitate, an investigational once-monthly atypical antipsychotic intramuscular injection for treating schizophrenia and preventing recurrence of its symptoms, incorporates our proprietary NanoCrystal technology.

During the year, we completed an evaluation of the strategic options for a more formal separation of the EDT business. Given the dislocation and uncertainty in the financial and credit markets, we have decided to retain the EDT business for the foreseeable future.

Contract Revenue

Contract revenue increased 2% to $17.6 million in 2008 from $17.2 million in 2007. Contract revenue consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties or technology licensing. The fluctuation in contract revenue was primarily due to the level of external R&D projects and the timing of when the milestones are earned.

Cost of Sales

Total cost of sales increased 25% to $294.6 million in 2008 from $235.8 million in 2007. Included within cost of sales were other charges of $0.1 million (2007: $3.3 million), as described below. Excluding other charges, the gross margin on revenue was 61% in both 2008 and 2007, principally reflecting the change in the mix of product sales, including the impact of increasing sales of Tysabri and decreasing sales of Maxipime. The gross profit increased by 26% to $467.3 million, compared to $369.6 million in 2007, as a result of increased gross margin earned from higher sales of Tysabri more than replacing lost gross margin due to reduced sales of Maxipime following the introduction of generic competition in June 2007.

Included within total cost of sales is $125.4 million of directly incurred collaboration expenses related to Tysabri for 2008 (2007: $55.2 million), resulting in a reported Tysabri gross margin of 61% in 2008 (2007: 36%). The reported Tysabri

68	Elan Corporation, plc 2008 Annual Report

Financial Review

gross margin is impacted by the collaboration profit-sharing and operational arrangements. For a reconciliation of the adjusted comparative basis cost of sales to the cost of sales in accordance with IFRS, please refer to page 63.

Selling, General and Administrative Expenses

Total SG&A expense decreased 55% to $284.5 million in 2008 from $633.7 million in 2007. Included within SG&A expense were other charges of $26.7 million (2007: $292.6 million), as described below. Excluding other charges, SG&A expenses decreased 24% to $257.8 million in 2008 from $341.1 million in 2007. The decrease primarily reflects reduced sales and marketing costs resulting from the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortisation expense following the impairment of our Maxipime, Azactam and Prialt intangible assets.

Included within total SG&A expense is $48.9 million of directly incurred collaboration SG&A expenses related to Tysabri for 2008 (2007: $30.6 million), an increase of 60%. The increase is primarily due to increased sales and marketing activities, including the costs of launching Tysabri for CD in 2008. For a reconciliation of the adjusted comparative basis SG&A expenses to the SG&A expenses in accordance with IFRS, please refer to page 63.

Research and Development Expenses

Total R&D expense increased 23% to $334.4 million in 2008 from $271.7 million in 2007. Included within R&D expense were other charges of $7.5 million (2007: $10.2 million), as described below. Excluding other charges, R&D expenses increased 25% to $326.9 million in 2008, compared to $261.5 million in 2007. The increase was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programmes, including the advancement of bapineuzumab into Phase 3 clinical trials and the advancement of ELND005 into Phase 2 clinical trials.

Other Charges

The principal items classified as other charges include severance, restructuring and other costs, the write-off of deferred transaction costs, a legal settlement and the impairment of intangible and other assets. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

For the year ended 31 December 2008, included within cost of sales, SG&A expenses and R&D expenses were total other charges of $34.3 million for 2008 (2007: $306.1 million) consisting of the following:

2008

	Cost of
	Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.1	14.5	7.5	22.1
Write-off of deferred transaction costs	—	7.5	—	7.5
Legal settlement	—	4.7	—	4.7

Total other charges	0.1	26.7	7.5	34.3

2007

	Cost of
	Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.5	21.7	10.2	32.4
Prialt intangible asset impairment	—	197.5	—	197.5
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2

Total other charges	3.3	292.6	10.2	306.1

Elan Corporation, plc 2008 Annual Report	69

Severance, restructuring and other costs

During 2008, we incurred severance, restructuring and other costs of $22.1 million related primarily to the realignment of our commercial activities in Tysabri for CD and the announced closure of our offices in New York and Tokyo, which occurred in March 2009.

During 2007, we incurred severance, restructuring and other costs of $32.4 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business. Due to the dislocation and uncertainty in the financial and credit markets, we have decided to retain the EDT business for the foreseeable future.

Legal settlement

The legal settlement of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc., one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common shares during a defined period. A preliminary settlement agreement has been entered into with respect to this matter. The settlement is subject to finalisation by the parties and to approval by the court.

Prialt intangible asset impairment

The impairment charge of $197.5 million (comprised of $194.0 million of acquired IPR&D costs and $3.5 million of patents and licences) relating to our Prialt intangible assets was as a result of lower projected sales. In light of additional data that became available in 2007, we adjusted our sales forecast for Prialt, which caused projected future cumulative discounted cash flows to be lower than the carrying value of the intangible assets, thus indicating that the carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value.

Maxipime/Azactam intangible and other assets impairment

The Maxipime and Azactam asset impairment charge of $76.2 million was related to the launch of a generic formulation of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam. As a direct result, we revised the projected future cumulative discounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible and other assets, thus indicating that the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the combined carrying value over the discounted net present value. The remaining net intangible assets’ carrying value was amortised, on a straight-line basis, through 31 December 2007.

Interest Expense

Total interest expense decreased 7% to $145.6 million for 2008 from $157.2 million for 2007. The decrease was primarily due to lower debt interest expense as a result of lower interest rates associated with the senior floating rate notes due 15 November 2011 (Floating Rate Notes due 2011) and the senior floating rate notes due 1 December 2013 (Floating Rate Notes due 2013).

70	Elan Corporation, plc 2008 Annual Report

Financial Review

Interest Income

Total interest income decreased 69% to $13.7 million for 2008 from $44.3 million for 2007. The decrease was principally due to lower cash balances and reduced interest rates. The interest income for 2008 and 2007 was also impacted by the investment in funds as described further below.

Investment Losses

Net investment losses were $21.7 million in 2008, compared to net investment losses of $0.9 million in 2007. The net investment losses were primarily comprised of impairment charges of $20.1 million (2007: $6.1 million) and $1.0 million in net realised losses on the sale of investment securities (2007: $6.6 million net gain).

At 31 December 2008 and 2007, all of our liquid investments were invested in bank deposits and funds. In December 2007, due to the dislocations in the capital markets, one of these funds was closed. As a result, at 31 December 2007, the carrying value of our investment in this fund of $274.8 million was no longer included in cash and cash equivalents and was presented as an available-for-sale investment. In conjunction with the closure of the fund, a charge of $3.8 million (comprised of an impairment charge of $3.6 million and a realised loss of $0.2 million) was incurred and netted against a portion of the interest income earned from the fund in 2007. An additional charge of $12.3 million (comprised of an impairment charge of $10.9 million, net of interest income of $2.2 million earned from the fund in 2008, and realised losses of $1.4 million) was incurred in 2008.

In 2008, we recorded a net impairment charge of $10.9 million (2007: $Nil) related to the fund described above and a further impairment charge of $6.0 million (2007: $5.0 million) related to an investment in auction rate securities (ARS). The remaining impairment charges of $3.2 million (2007: $1.1 million) were related to various investments in emerging pharmaceutical and biotechnology companies.

At 31 December 2008, we had, at face value, $11.4 million (2007: $11.4 million) of principal invested in ARS, held at a carrying value of $0.4 million (2007: $6.3 million), which represents interests in collateralised debt obligations with long-term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. The ARS, which historically had a liquid market and had their interest rates reset monthly through dutch auctions, have continued to fail at auction since September 2007 as a result of the ongoing dislocations experienced in the capital markets. In addition, the ARS, which had AAA/Aaa credit ratings at the time of purchase, were downgraded to CCC-/B1*- ratings in 2008. At 31 December 2008, the estimated fair value of the ARS was $0.4 million (2007: $6.3 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in the fair value of the ARS below their carrying value, we concluded that these securities were impaired and recorded a charge of $6.0 million in 2008 (2007: $5.0 million). Given that the ARS are illiquid, until there is a successful auction for them, the timing of which is presently unknown, the net carrying value has been classified as a long-term investment in our Consolidated Balance Sheets at 31 December 2008 and 2007.

In 2008, we raised $236.1 million in net cash proceeds from the disposal of investment securities principally relating to the liquidation of the investment in the fund described above. The $1.0 million in losses on the sale of investment securities in 2008 is primarily related to realised losses of $1.4 million related to the fund described above.

In 2007, we raised $31.3 million in net cash proceeds from the disposal of investment securities. The $6.6 million in gains on the sale of investment securities in 2007 includes gains on sale of securities of Adnexus Therapeutics, Inc. of $3.0 million and Women’s First Healthcare, Inc. of $1.3 million.

Net Charge on Debt Retirement

In December 2006, we issued an early redemption notice for the 7.25% senior fixed rate notes due in 2008 (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in 2006 and an additional charge of $7.7 million in 2007.

Elan Corporation, plc 2008 Annual Report	71

For additional information regarding indebtedness, please refer to Note 20 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.

Taxation

We had a net income tax benefit of $270.1 million for 2008, compared to a net income tax expense of $5.3 million for 2007. The income tax expense and benefit reflect tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts income derived from qualifying patents. Currently, there is no termination date in effect for such exemption although since 1 January 2008, the amount of income that can qualify for the patent exemption was capped at €5 million per year. A net DTA existed at 31 December 2008; however, we have recognised only part of this deferred tax asset on the balance sheet. The rest of our deferred tax assets have not been recognised as it is not probable at this time that these assets will be realised in the future. At 31 December 2008, we have gross unused tax loss carryforwards of $3,387.0 million, and unrecognised deferred tax assets of $488.8 million.

The net income tax benefit of $270.1 million in 2008 includes the recognition of a net DTA of $280.0 million. The deferred tax assets or liabilities are determined based on the differences between the GAAP basis financial statements and tax basis of assets and liabilities using the tax rates projected to be in effect for the periods in which the differences are to be utilised. A DTA is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Because of cumulative losses, we only recognised a very small amount of DTAs at 31 December 2007. However, as a result of the U.S. business generating cumulative earnings in recent years and projected U.S. profitability arising from the continued growth of the Biopharmaceuticals business in the United States, we now believe there is evidence to support the generation of sufficient future taxable income to conclude that it is probable that most of the U.S. DTAs will be realised in future years. Accordingly, a deferred benefit of $280.0 million was credited to the income statement and a further $105.9 million deferred benefit was credited to shareholders’ equity during 2008.

Segment Analysis

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable specialty pharmaceutical business unit of Elan. For additional information on our current operations, please refer to the “Operating Review” on pages 17 to 50.

Analysis of Results of Operations by Segment

As previously discussed, for the purpose of this discussion the results of operations for the Biopharmaceuticals business for the year ended 31 December 2007 have been adjusted to reflect the comparative presentation of the impact of the Tysabri profit-sharing and operational arrangements. The commentary below refers to the adjusted comparative presentation.

72	Elan Corporation, plc 2008 Annual Report

Financial Review

Biopharmaceuticals

				Adjusted
				Comparative
	IFRS	IFRS		Basis
	2008	2007	Adjustments	2007	% increase/
	$m	$m	$m	$m	(decrease)

Product revenue	462.6	222.9	85.7	308.6	50%
Contract revenue	—	7.3	—	7.3	(100)%

Total revenue	462.6	230.2	85.7	315.9	46%
Cost of sales	173.4	69.1	55.2	124.3	40%

Gross profit	289.2	161.1	30.5	191.6	51%
Selling, general and administrative expenses	237.9	553.2	30.5	583.7	(59)%
Research and development expenses	286.8	223.3	—	223.3	28%

Operating loss	(235.5)	(615.4)	—	(615.4)	(62)%

Total Revenue

Refer to page 66 for discussion on revenue from our Biopharmaceuticals business.

Cost of Sales

Cost of sales increased 40% to $173.4 million in 2008 from $124.3 million in 2007. Included within cost of sales were other charges of $0.1 million (2007: $3.1 million), as described below. Excluding other charges, the gross margin on revenue was 63% in 2008, as compared to 62% in the same period 2007. The increase in the gross profit margin was principally due to the change in the mix of product sales, including the impact of Tysabri and Maxipime as described previously.

Selling, General and Administrative Expenses

SG&A expense decreased 59% to $237.9 million in 2008 from $583.7 million in 2007. Included within SG&A expense were other charges of $26.7 million (2007: $289.0 million), as described below. Excluding other charges, SG&A expense decreased 28% to $211.2 million from $294.7 million in 2007. The decrease principally reflects reduced sales and marketing costs resulting from the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortisation expense following the impairments of our Maxipime, Azactam and Prialt intangible assets. The decrease also benefited from a reduction of employee compensation and benefits in 2008, compared to the 2007 levels.

Research and Development Expenses

R&D expense increased 28% to $286.8 million in 2008 from $223.3 million in 2007. Included within R&D expense were other charges of $7.5 million (2007: $10.2 million), as described below. Excluding other charges, R&D expense increased 31% to $279.3 million in 2008, compared to $213.1 million in 2007. The increase was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programmes, including the advancement of bapineuzumab into Phase 3 clinical trials and the advancement of ELND005 into Phase 2 clinical trials. The increase in R&D expenses was partially offset by our decision to reduce employee compensation and benefits during 2008, compared to 2007 levels.

Elan Corporation, plc 2008 Annual Report	73

Other Charges

For the year ended 31 December 2008, included within cost of sales, SG&A expenses and R&D expenses were other charges of $34.3 million for 2008 (2007: $302.3 million) consisting of the following:

2008

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.1	14.5	7.5	22.1
Write-off of deferred transaction costs	—	7.5	—	7.5
Legal settlement	—	4.7	—	4.7

Total other charges	0.1	26.7	7.5	34.3

2007

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Prialt intangible asset impairment	—	197.5	—	197.5
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2
Severance, restructuring and other costs	0.3	18.1	10.2	28.6

Total other charges	3.1	289.0	10.2	302.3

Refer to page 69 for additional discussion on other charges from our Biopharmaceuticals business.

EDT

	2008	2007	% increase/
	$m	$m	(decrease)

Product revenue	281.6	269.0	5%
Contract revenue	17.6	17.2	2%

Total revenue	299.2	286.2	5%
Cost of sales	121.2	111.5	9%

Gross profit	178.0	174.7	2%
Selling, general and administrative expenses	46.6	50.0	(7)%
Research and development expenses	47.6	48.4	(2)%

Operating profit	83.8	76.3	10%

Total Revenue

Refer to page 67 for discussion on revenue from our EDT business.

Cost of Sales

Cost of sales increased 9% to $121.2 million from $111.5 million in 2007. Included within cost of sales were other charges of $Nil (2007: $0.2 million), as described below. Excluding other charges, the gross margin on revenue was 59% in 2008, compared to 61% in 2007. The fluctuation in the gross profit margin in 2008, as compared to 2007, was principally a result of changes in product mix. In 2008, our royalties were 47% of total manufacturing revenue and royalties (2007: also 47%).

74	Elan Corporation, plc 2008 Annual Report

Financial Review

Selling, General and Administrative Expenses

SG&A expense decreased 7% to $46.6 million in 2008 from $50.0 million in 2007. Included within SG&A expense were other charges of $Nil for 2008 (2007: $3.6 million), as described below. Excluding other charges, the levels of spend were consistent in 2008 and 2007.

Research and Development

R&D expenses were largely flat over the two years at $47.6 million in 2008 and $48.4 million in 2007.

Other Charges

During 2007, we incurred severance, restructuring and other costs of $3.8 million, $0.2 million included within cost of sales and $3.6 million included within SG&A, arising from the realignment of our resources to meet our business structure at that time.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid resources and shareholders’ deficit at 31 December were as follows:

	2008	2007	increase/
	$m	$m	(decrease)

Cash and cash equivalents	375.3	423.5	(11)%
Restricted cash—current	20.2	20.1	—
Available-for-sale investments—current	30.5	276.9	(89)%

Total liquid resources	426.0	720.5	(41)%
Shareholders’ deficit	(223.4)	(388.4)	(42)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary sources of funds at 31 December 2008 consisted of cash and cash equivalents of $375.3 million, which excludes current restricted cash of $20.2 million and current available-for-sale investments of $30.5 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At 31 December 2008, our shareholders’ deficit was $223.4 million, compared to $388.4 million at 31 December 2007. The decrease is primarily due to the recognition of deferred tax benefits in shareholders’ equity that exceed cumulative share-based compensation expense, the share-based compensation cost recorded in 2008 and adjustments to share premium relating to shares issues, partially offset by the net loss incurred during the year. The net loss for the year ended 31 December 2008 included an income tax benefit of $270.1 million, which primarily resulted from the recognition of deferred tax benefits. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants. Our recorded shareholders’ deficit is substantially lower than our market capitalisation, in particular because we believe the carrying values of our intangible assets do not fully reflect the value created through our R&D activities.

For information regarding liquidity risk, refer to page 81 in the “Financial Risk Management” section of this Financial Review.

Elan Corporation, plc 2008 Annual Report	75

Cash Flows Summary

	2008	2007
	$m	$m

Net cash used in operating activities	(191.9)	(157.2)
Net cash flows provided by/(used in) investing activities	94.5	(326.6)
Net cash flows provided by/(used in) financing activities	49.1	(601.5)
Effect of foreign exchange rate changes on cash	0.1	(1.8)

Decrease in cash and cash equivalents	(48.2)	(1,087.1)
Cash and cash equivalents at beginning of year	423.5	1,510.6

Cash and cash equivalents at end of year	375.3	423.5

Operating Activities

The components of net cash used in operating activities at 31 December were as follows:

	2008	2007
	$m	$m

Net interest and tax	(136.9)	(112.7)
Other (charges)/gains	(31.5)	(29.5)
Other operating activities	4.2	(30.4)
Working capital (increase)/decrease	(27.7)	15.4

Net cash used in operating activities	(191.9)	(157.2)

Net cash used in operating activities was $191.9 million in 2008 (2007: $157.2 million).

Net interest and tax are discussed further on page 70 for net interest expense and on page 71 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash gains of $275.1 million in 2008 (2007: charges of $5.5 million), comprised of net non-cash interest expenses of $4.9 million in 2008 (2007: $4.7 million) and a net non-cash deferred tax benefit of $280.0 million (2007: charge of $0.8 million).

The other net charges of $31.5 million in 2008 (2007: $29.5 million) were principally related to the other net charges described on pages 69 to 70, adjusted to exclude non-cash other charges of $2.8 million in 2008 (2007: $276.6 million).

The improvement in net cash flow from other operating activities from a $30.4 million outflow in 2007 to an inflow of $4.2 million in 2008 is primarily due to improved operating performance, in particular due to the strong growth of Tysabri in-market sales, offset by increased R&D expenses due to the progression of our Alzheimer’s disease programmes in clinical development.

The working capital increase in 2008 of $27.7 million was primarily driven by Tysabri sales. The working capital decrease in 2007 of $15.4 million was primarily driven by a decrease in prepayments and other assets of $55.4 million (principally related to the $49.8 million arbitration award, which was paid by King in January 2007), offset by the increase in Tysabri sales.

Investing Activities

Net cash provided by investing activities was $94.5 million in 2008. The primary components of cash provided by investing activities were proceeds of $236.1 million from the sale of available-for-sale investments, principally relating to the liquidation of an investment in a fund that had been reclassified from cash equivalents to investments in December 2007 due to dislocations in the capital markets, and capital expenditure of $137.9 million. Included within capital expenditures was a $75.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million.

76	Elan Corporation, plc 2008 Annual Report

Financial Review

Net cash used in investing activities was $326.6 million in 2007. The primary component of cash used in investing activities was a transfer of $305.9 million relating to the fund that was reclassified from cash equivalents to investments in December 2007.

Financing Activities

Net cash provided by financing activities totaled $49.1 million in 2008, primarily reflecting the net proceeds from employee stock issuances of $50.0 million. Net cash used in financing activities totaled $601.5 million in 2007, primarily reflecting the repayment of loans and capital lease obligations of $629.6 million (principally the redemption of the $613.2 million of the Athena Notes), partially offset by $28.2 million of net proceeds from employee stock issuances.

Debt Facilities

At 31 December 2008, we had outstanding debt of $1,765.0 million in aggregate principal amount, which consisted of the following:

$m

7.75% Notes due 2011	850.0
Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0

Total debt	1,765.0

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2008, at 31 December 2008, and, at the date of filing of this Annual Report, we were not in violation of any of our debt covenants. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit of $223.4 million at 31 December 2008 has no impact on our ability to comply with our debt covenants. For additional information regarding our outstanding debt, refer to Note 20 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Note 27 to the Consolidated Financial Statements.

Elan Corporation, plc 2008 Annual Report	77

Contractual Obligations

The following table sets out, at 31 December 2008, our main contractual obligations due by period for debt principal and interest repayments and finance and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. At 31 December 2008, the directors had authorised capital expenditures, which had been contracted for, of $31.4 million (2007: $12.7 million), primarily related to the leasehold improvements for two new buildings that are under construction and located in South San Francisco. At 31 December 2008, the directors had authorised capital expenditures, which had not been contracted for, of $43.1 million (2007: $1.8 million).

		Less than		1-3		3-5	More than
	Total	1 Year		Years		Years	5 Years
	$m	$m		$m		$m	$m

7.75% Notes due 2011	850.0	—		850.0		—	—
Floating Rate Notes due 2011	300.0	—		300.0		—	—
8.875% Notes due 2013	465.0	—		—		465.0	—
Floating Rate Notes due 2013	150.0	—		—		150.0	—

Total debt principal obligations	1,765.0	—		1,150.0		615.0	—

Debt interest payments(1)	480.8	131.7		253.5		95.6	—
Operating lease obligations	269.3	19.2	(2)	58.1	(2)	48.8	143.2

Total contractual obligations	2,515.1	150.9		1,461.6		759.4	143.2

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%. and 4.125%, respectively. To calculate our interest payment obligation, we used the LIBOR at 31 December 2008.

(2)	Net of estimated incentives for tenant leasehold improvements of $7.2 million, $3.7 million and $1.9 million million in 2009, 2010 and 2011, respectively.

At 31 December 2008, we had liabilities related to unrecognised income tax benefits of $10.8 million. It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At 31 December 2008, we had commitments to invest $5.1 million (2007: $1.8 million) in healthcare managed funds.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on our Consolidated Balance Sheet at 31 December 2008. The intangible assets have been and will be amortised on a straight-line basis over approximately 11 years. There are no further milestone payments required for us to retain our approximate 50% profit share.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt, rate our debt as sub-investment grade. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

For information regarding the fair value of our debt, refer to Note 20 to the Consolidated Financial Statements.

78	Elan Corporation, plc 2008 Annual Report

Financial Review

Our debt ratings at 31 December 2008 were as follows:

Moody’s Investors
	Standard & Poor’s	Service

7.75% Notes	B	B3
Floating Rate Notes due 2011	B	B3
8.875% Notes	B	B3
Floating Rate Notes due 2013	B	B3

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco, which are currently under construction. The lease term for the first building commenced in March 2009, and the lease for the second building is expected to commence in the first quarter of 2010. The buildings will be utilised for our R&D, sales and administrative functions. We may invest a significant amount of cash and resources into building a biologics manufacturing facility for bapineuzumab. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

Financial Risk Management

Inflation Risk

Inflation had no material impact on our operations during the year.

Exchange Rate Risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement. Consequently, we enter into forward contracts to manage our non-U.S. dollar foreign exchange risks and reduce exposures to market fluctuations in foreign exchange rates, where appropriate. We do not enter into derivative financial instruments for trading or speculative purposes.

The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the Euro. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets, and revenue received in Euros arising from sales of Tysabri in the European Union. Our exchange rate risk is partially mitigated by these counteracting exposures.

We had entered into a number of Euro forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for Euros on various dates. These forward contracts expired on various dates throughout 2007. There were no forward contracts outstanding at 31 December 2008.

During 2008, average exchange rates were $1.47 = €1.00. We sell U.S. dollars to buy Euros for costs incurred in Euros.

For additional information regarding exchange rate risk, refer to Note 25 to the Consolidated Financial Statements.

Interest Rate Risk on Debt

Our debt is at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

Elan Corporation, plc 2008 Annual Report	79

The table below summarises the maturities and market risks associated with our variable rate debt outstanding at 31 December 2008 (in millions):

	2011	2012	Thereafter	Total
	$m	$m	$m	$m

Variable rate debt(1)(2)	300.0	—	150.0	450.0
Average interest rate	7.13%	—	7.44%	7.23%

(1)	Represents 25.5% of all outstanding debt.

(2)	Variable interest rates are based on average LIBOR rates in 2008.

If market rates of interest on our variable rate debt increased by 10%, then the increase in interest expense on the variable rate debt would be $1.4 million annually. As at 31 December 2008, the fair value of our debt was $962.8 million. See Notes 20 and 25 to the Consolidated Financial Statements for additional information on our debt.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2008 was as follows (in millions):

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	375.3	—	375.3
Restricted cash—current	—	20.2	—	20.2
Restricted cash—non-current	—	15.0	—	15.0
Available-for-sale investments—current	—	27.7	2.8	30.5
Available-for-sale investments—non-current	—	0.4	9.5	9.9

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit. For additional information on our investments, refer to Notes 15 and 25 to the Consolidated Financial Statements.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risks. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

Our principal sovereign risk relates to investments in U.S. Treasuries funds; however, we consider this risk to be remote.

At the balance sheet date, we have a significant concentration of credit risk given that our main customers or collaborator, AmerisourceBergen, Fournier Pharma Corp. and Biogen Idec, account for 64% of our gross accounts receivable balance at 31 December 2008. However, we do not believe our credit risk in relation with these three customers is significant, as they each have an investment-grade credit rating.

For additional information regarding credit risk, refer to Note 25 to the Consolidated Financial Statements.

Equity Price and Commodity Risks

We do not have any material equity price or commodity risks. For information on our equity investments, refer to Notes 15 and 25 to the Consolidated Financial Statements.

80	Elan Corporation, plc 2008 Annual Report

Financial Review

Liquidity Risk

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, bapineuzumab) or the occurrence of other circumstances or events described in the “Risk Factors” section on pages 182 to 190 of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (including the 7.75% senior fixed rate notes due 15 November 2011 (7.75% Notes) and the Floating Rate Notes due 2011 and the 8.875% senior fixed rate notes due 1 December 2013 (8.875% Notes) and the Floating Rate Notes due 2013); consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

On 13 January 2009, we announced that the board of directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement is to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialisation of our extensive pipeline and product portfolio while maximising the ability of our shareholders to participate in the resulting longer term value creation. The range of alternatives that will be assessed could include a minority investment, strategic alliance, or a merger or sale. We are committed to completing the review of potential alternatives as promptly as practicable. However, there can be no assurances that any particular alternative will be pursued or that any transaction will occur, or on what terms.

For additional information regarding our liquidity and capital, refer to Note 25 to the Consolidated Financial Statements.

Post Balance Sheet Events

On 25 February 2009, we announced a postponement of our biologics manufacturing activities, a strategic redesign and realignment of the research and development organisation within our Biopharmaceuticals business, and a reduction in related support activities. These adjustments will result in a reduction in our global workforce of approximately 230 positions, or 14% of our total workforce. We expect to reassess the opportunity to invest in a biologics manufacturing facility and restart our related fill-finish activities after we have had the opportunity to evaluate the data from the Phase 3 trials of bapineuzumab in Alzheimer’s disease. Severance and related charges are expected to be approximately $15 million and will be recorded as a charge in the first half of 2009.

On 6 March 2009, we entered into an agreement with Watson Pharmaceuticals settling litigation with respect to Watson’s marketing of a generic version of Naprelan®. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent. In connection with the settlement, we received $18 million from Watson in March 2009, and the amount will be recognised in our 2009 Consolidated Financial Statements.

Elan Corporation, plc 2008 Annual Report	81

Corporate Social Responsibility: Our Commitments and Goals

As a company whose fundamental purpose is to pursue scientific and therapeutic opportunities to improve people’s lives, we acknowledge the important responsibilities associated with our activities. Our goal is to be appropriately responsive to the expectations of everyone we impact, including not only our shareholders and bondholders, but also the scientific, medical and patient communities, employees, suppliers, collaborators, statutory and regulatory bodies, and other governance bodies with whom we interact.

Patients

Our progress, goals and achievements are underscored by a deep commitment to creating, sustaining and growing the unique patient relevance of our therapies, science and relationships. In addition to the advancement of our products and clinical studies, this fundamental focus on patients is also evidenced by our collaborative research ventures, our patient assistance programmes, our intellectual property estate enabling the advancement of innovation, and the widespread, patient-facing outreach of our employees in the communities in which we work and live.

Alzheimer’s Drug Discovery Foundation (ADDF)

ADDF, a biomedical venture philanthropy, is the only public charity solely dedicated to rapidly accelerating the discovery and development of drugs to prevent, treat and cure Alzheimer’s disease and cognitive aging. On 16 April 2008, ADDF and Elan announced the winners of their third annual research award programme, Novel Approaches to Drug Discovery for Alzheimer’s Disease. Four international scientists received a total of $530,000 in grant funding.

The Parkinson’s Institute and Clinical Center

In addition to our internal programmes for Parkinson’s disease, we collaborate with world-class experts to expand the body of scientific knowledge around this disease. Our researchers have worked with scientists from the Parkinson’s Institute and Clinical Center and have made significant progress in developing a new animal model, which could enable us to evaluate new treatment approaches.

The Michael J. Fox Foundation for Parkinson’s Research

Since 2007, our efforts with the Michael J. Fox Foundation for Parkinson’s Research have included a grant programme, Novel Approaches to Drug Discovery, designed to identify and fund promising projects, to help them advance more quickly from the lab to the clinic.

With a strong focus on the development of disease-modifying therapies for Parkinson’s disease, Novel Approaches to Drug Discovery provides funding for projects of up to one year’s duration. Ideal proposals focus on efforts to develop promising biological targets into novel disease-modifying therapeutic strategies. Novel Approaches to Drug Discovery holds unique potential to provide awardees from both academic and biotech institutions with a clear opportunity for follow-on funding and collaboration for further development. We have an option for a right of first negotiation for any promising approaches or materials that arise out of this programme.

The Alzheimer’s Association

The Alzheimer’s Association is the leading voluntary U.S. health organisation in Alzheimer’s care, support and research, with a mission “to eliminate Alzheimer’s disease through the advancement of research; to provide and enhance care and support for all affected; and to reduce the risk of dementia through the promotion of brain health”. Our multi-faceted relationship with the Alzheimer’s Association includes participating in the Alzheimer’s Association Research Roundtable, a consortium of scientific thought-leaders working to facilitate the development and implementation of new treatments for Alzheimer’s disease.

82	Elan Corporation, plc 2008 Annual Report

Corporate Social Responsibility: Our Commitments and Goals

National Pain Foundation
The American Pain Society

Severe chronic pain is a condition that requires a community of support and education. We have ongoing patient education initiatives with the National Pain Foundation and the American Pain Society, and we are proud to support their efforts to provide reliable information and services to patients and healthcare providers.

The Alzheimer’s Society of Ireland

The Alzheimer’s Society of Ireland (ASI) provides care and support for those suffering from dementia and to their families and caregivers. Our support of ASI has encompassed a number of important fund-raising events, including the annual Tea Day national fundraising initiative, which we have supported at both a corporate and a hands-on level.

The Multiple Sclerosis Society
Multiple Sclerosis Ireland
The Crohn’s and Colitis Foundation of America

Elan and our employees participated in and offered significant fund-raising support to the Multiple Sclerosis Society, Multiple Sclerosis Ireland and the Crohn’s and Colitis Foundation of America. Last year, dozens of employees participated in awareness-raising and fund-raising events sponsored by these associations, collectively raising more than $30,000 in support of key programmes and initiatives.

Tysabri Financial Assistance Programme

We, along with our collaborator on Tysabri, Biogen Idec, provide Tysabri patients a wide range of support services and programmes to optimise access to Tysabri in the United States. We partner patients with a Financial Assistance Counselor to develop the best financial solution for accessing Tysabri therapy, helping to ensure that no patient is denied treatment based solely on financial reasons. Financial assistance programmes encompass a number of options; are tailored to address the various needs of patients, including those uninsured, privately insured, or insured through Medicare; and include a co-pay assistance programme with a low monthly cap, subject to annual enrollment and income limit qualifications.

Employees

We believe that our past and future successes are dependent on the commitment and hard work of our employees, and we recognise the importance of remaining an employer of choice within our business areas. We believe an inclusive environment and diverse workforce is essential and supports the creativity and innovation that is vital to our success, and all employees receive and partake in Respect in The Workforce and Code of Conduct training.

Our compensation is competitive and based on a philosophy that emphasises pay-for-performance and differentiation, with the highest rewards reserved for the highest performers. All employees are eligible for an annual cash bonus, based on the performance of the Company, business areas, teams and individuals. Through our health insurance and retirement benefits, we encourage our employees to safeguard their own health and futures and those of their families irrespective of the jurisdiction in which they live. We offer an independent confidential psychological support line for all our employees, which allows free access to a network of qualified professional counsellors.

We offer employees the opportunity to participate in the ownership of Elan. Employees can take part in equity-based incentive schemes such as our Employee Equity Purchase Plan in the United States or our Approved Profit Sharing Scheme in Ireland. Since their inception, these schemes have had a high level of participation, which we feel creates a sense of ownership and helps to align our employees’ interests with the rest of our shareholder base.

We commit significant resources to the training and development of our employees. While we focus mainly on professional and scientific development, we also cover areas such as health and safety, the environment, and leadership training. Training needs are assessed on an individual basis, and all employees are encouraged to maintain an individual development profile that makes development part of their routine. Outside of formal training programmes, we encourage development through on-the-job direction, a performance management programme, coaching and mentoring, and a tuition-reimbursement programme for qualified, relevant coursework.

Elan Corporation, plc 2008 Annual Report	83

Community

We strive to make a tangible contribution to the communities in which we operate, to the wider society and to fulfil our ethical, social and governance responsibilities, as expected by our diverse stakeholder base.

We recognise our responsibility as a public company with shares traded on the Irish, London and New York stock exchanges and are committed to the adoption and maintenance of the highest standards of corporate governance and compliance. Further information on our corporate governance standards and activities are set out in our Corporate Governance Statement on pages 92 to 96 of this Annual Report.

We have nurtured a culture of employees giving their time and effort to their communities, and we strive to model that behaviour at the corporate level. As part of this culture we have placed a firm focus on causes that run closest to our clinical and scientific goals, supporting employees who donate their time and effort to causes at a personal or local level, and, when appropriate, bridging the two. For example, in 2008, we supported a fund-raising effort initiated by a number of our South San Francisco-based scientists with close personal ties to those affected by the devastating earthquake in the Si Chuan province of China.

We are a member of the Business in the Community Initiative Ireland, which is chaired by Elan board member Kieran McGowan. Our objective in engaging with this initiative is to develop a corporate responsibility strategy on community and environmental issues as they relate to us and use our unique competencies and specialist knowledge to make a difference in Ireland and all the communities in which we operate.

Research, Development & Commercial Activities

We have developed clear and accountable policies and procedures for all our medical and scientific practices to ensure comprehensive oversight of all our clinical, scientific, pharmacovigilance and medical governance issues is achieved.

We take seriously our ethical and scientific responsibilities and demonstrate these aspects of our work in our relationships with our clinical partners; in this work we have regard of anti-kickback statutes, which prohibit offering payment to induce the purchasing of our products, as well as false claims legislation. In addition, we aim to apply the highest standards in all our clinical and scientific research in every country in which we operate and with every group of stakeholders with whom we interact.

All our clinical trials are conducted according to the Good Clinical Practice guidelines developed by the International Conference on Harmonisation and the principles contained in the World Medical Association Declaration of Helsinki on the Ethical Principles for Medical Research Involving Human Subjects (2004).

Environmental Impact

We are committed to responsible environmental stewardship practices at all sites, to operating in full compliance with all relevant environmental regulatory requirements, and to establishing specific objectives and targets, where appropriate, as part of an overall Environmental Management System. For example, at our Athlone, Ireland, site, we operate in compliance with an Integrated Pollution Control Licence granted by the Environmental Protection Agency, and our specifically measured compliance goals include air, water and CO2 emissions; non-hazardous waste recycled; and hazardous waste recovered.

Recycling, re-use and reduction of all non-hazardous waste streams is practised at all facilities, and we have dedicated Energy Management Teams at key locations.

We support environmental projects at the local community level, particularly in Ireland, where we support two programmes of the Shannon Regional Fisheries Board: a rehabilitation of the Cross River, and the Lough Ree Fish Hatchery. We cover employees’ entry fees at the Athlone Recycling Centre, and we support the “Green Schools” initiative, an international environmental education programme.

Patient Benefit

Our ultimate corporate social responsibility is our advocacy and advancement of programmes that may help to ameliorate patient suffering and address significant unmet medical needs. Successfully moving our science and products forward, for the benefit of patients and their caregivers, could provide tremendous societal benefit, particularly in areas such as Alzheimer’s disease and related neurodegenerative disorders, multiple sclerosis, severe neuropathic pain, inflammatory bowel diseases and oncology. Our mission is to play a significant role in bringing new hope and new help to millions of patients, worldwide, in these and other areas.

84	Elan Corporation, plc 2008 Annual Report

Board of Directors and Senior Management

Board of Directors and Senior Management

Directors

Kyran McLaughlin (64)
Non-Executive Chairman, Member of the Nominating and Governance Committee
Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Floyd Bloom, MD (72)
Non-Executive Director, Member of the Science and Technology Committee
Dr. Bloom was appointed a director of Elan in July 2007. He is the retired chairman of the Scripps Research Department of Neuropharmacology and was the previous editor-in-chief of Science. He also served as president of the American Association for the Advancement of Science (2002-2003) and was chairman of its board of directors (2003-2004). A professor at Scripps Research since 1983, Dr. Bloom serves as chairman of the Department of Neuropharmacology (1989-2000; 2002 to present). A member of the National Academy of Science since 1977, Dr. Bloom is the recipient of numerous prizes for his contributions to science, including the Janssen Award in the Basic Sciences and the Pasarow Award in Neuropsychiatry. He is also a member of the Royal Swedish Academy of Sciences and a member of the Institute of Medicine.

Shane Cooke (46)
Executive Director, Chief Financial Officer and Head of Elan Drug Technologies
Mr. Cooke was appointed head of Elan Drug Technologies in May 2007. He was appointed a director of Elan in May 2005 and joined the company as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Lars Ekman, MD, PhD (59)
Non-Executive Director, Chairman of the Science and Technology Committee
Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of research and development in December 2007 to serve solely as a director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, he was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive-in-residence to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., ARYx Therapeutics, Inc., Cebix Incorporated and InterMune, Inc.

Jonas Frick (51)
Non-Executive Director, Member of the Commercial Committee
Mr. Frick was appointed a director of Elan in September 2007. He is the former chief executive officer of Scandinavian Life Science Ventures. He was chief executive officer and president of Medivir AB and served in senior executive positions in Pharmacia’s international businesses in the central nervous system and autoimmune areas across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organization and is the owner of Acacia Partners, a Washington D.C. based data service provider, and is chairman of Frick Management AB.

Ann Maynard Gray (63)
Non-Executive Director, Member of the Nominating and Governance Committee
Ms. Maynard Gray was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

Elan Corporation, plc 2008 Annual Report	85

Gary Kennedy (51)
Non-Executive Director, Chairman of the Audit Committee
Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was group director, finance & enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Greencore Group plc, the NUI Galway Development Board, and a number of private companies. Mr. Kennedy is a chartered accountant.

Patrick Kennedy (39)
Non-Executive Director, Chairman of the Leadership, Development and Compensation Committee
Mr. Kennedy was appointed a director of Elan in May 2008. He is chief executive of Paddy Power plc, an international betting and gaming group listed on both the London and Irish Stock Exchanges. Mr. Kennedy was previously chief financial officer of Greencore Group plc and prior to that worked with McKinsey & Company and KPMG. Mr. Kennedy is a graduate of University College Dublin and a Fellow of the Institute of Chartered Accountants in Ireland.

Giles Kerr (49)
Non-Executive Director, Member of the Audit Committee
Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a Fellow of Keble College. He is also a director and chairman of the Audit Committee of Victrex plc and a director of BTG plc, Isis Innovation Ltd. and a number of private companies. Previously, he was the group finance director and chief financial officer of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom.

G. Kelly Martin (50)
Executive Director, CEO
Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (65)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating and Governance Committee
Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of CRH, plc. He is also a director of United Drug, plc, and of a number of private companies.

Donal O’Connor (58)
Non-Executive Director, Member of the Audit Committee
Mr. O’Connor was appointed a director of Elan in May 2008. He was senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007 and was a member of the PricewaterhouseCoopers Global Board and is a former Chairman of the Eurofirms Board. He is chairman of Anglo Irish Bank, plc and a director of Readymix, plc and the Administrator of Icarom plc. He is a graduate of University College Dublin and a Fellow of the Institute of Chartered Accountants in Ireland.

William Rohn (65)
Non-Executive Director, Chairman of the Commercial Committee
Mr. Rohn was appointed a director of Elan in May 2006. He is currently a director of Cebix, Inc., Cerus Corp. and Metabasis Therapeutics, Inc. Previously, he was chief operating officer of Biogen Idec until January 2005 and prior thereto president and chief operating officer of Idec Pharmaceutical Corporation from 1993.

Dennis J. Selkoe, MD (65)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee, Member of the Science and Technology Committee
Dr. Selkoe was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

86	Elan Corporation, plc 2008 Annual Report

Board of Directors and Senior Management

Jeffrey Shames (53)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee
Mr. Shames was appointed a director of Elan in July 2007. He is the retired chairman and chief executive officer of MFS Investment Management. Mr. Shames is currently an executive in residence at the Massachusetts Institute of Technology (MIT) and has served on both the visiting committee and the Dean’s Advisory Board of the Sloan School at MIT. He is the chairman of the Board of Trustees of Berklee College of Music; a member of the Board of Trustees of City Year (a youth service organisation); co-founder and member of the Board of Hurricane Voices, a not-for profit breast cancer foundation; and trustee of the XPrize Foundation.

Senior Management

Nigel Clerkin (35)
Senior Vice President, Finance and Group Controller
Mr. Clerkin was appointed senior vice president, finance and group controller, in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard T. Collier (55)
Executive Vice President and General Counsel
Mr. Collier joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia, after serving in that position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice. Mr. Collier is a graduate of Temple University and earned his Juris Doctor at Temple University.

William F. Daniel (57)
Executive Vice President and Company Secretary
Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College Dublin.

Kathleen Martorano (47)
Executive Vice President, Strategic Human Resources
Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing and communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of marketing and communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

Carlos V. Paya, MD, PhD (50)
President
Dr. Paya joined Elan as president in November 2008. Dr. Paya joined Elan from Eli Lilly & Company, where he was vice president, Lilly Research Laboratories, and global leader of the Diabetes and Endocrine Platform, responsible for the company’s franchise (insulin products). He had been an executive with Lilly since 2001, gaining a wide range of leadership experience in different therapeutic areas and business strategy. Prior to his career at Lilly, Dr. Paya had a 16-year relationship with the Mayo Clinic in Rochester, Minnesota, which began with his acceptance into the Mayo Graduate School of Medicine in 1984 and concluded with a six-year tenure as professor of medicine, Immunology and Pathology, and vice dean of the Clinical Investigation Program. Dr. Paya’s other responsibilities and positions at or associated with the Mayo Clinic included two years as associate professor and senior associate consulting staff, Infectious Diseases and Internal Medicine, Pathology and Laboratory Medicine, and Immunology; and four years as a research scientist at Institute Pasteur, Paris, and as chief, Infectious Diseases Unit, Hospital 12 Octubre, Madrid, Spain.

Elan Corporation, plc 2008 Annual Report	87

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2008.

Review of the Development of the Business

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the New York, London and Irish Stock Exchanges and our principal R&D, manufacturing and marketing facilities are located in Ireland and the United States.

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide.

A detailed review of our performance during the financial year is included in the “Financial Review” section of this Annual Report.

The future success of the Biopharmaceuticals business depends on the continued successful commercialisation of Tysabri and the successful development and commercialisation of additional products. The future success of the EDT business depends on our ability to drive growth through our existing approved licensed products and pipeline of products in clinical development, our ability to generate new pipeline opportunities by entering into further licensing arrangements with pharmaceutical companies, and on our ability to identify and develop proprietary products.

Information on legal proceedings pending against Elan is contained in Note 29 to the Consolidated Financial Statements. For further discussion of the risk factors that impact us, please refer to the “Risk Factors” section of this Annual Report.

Post Balance Sheet Events

For information on post balance sheet events, please refer to Note 31 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2008, our expenditures on R&D amounted to $334.4 million, compared to $271.7 million for the year ended 31 December 2007.

Financial Results and Dividends

The results for the year are set out beginning on page 110 of this Annual Report. The directors do not propose the payment of a dividend.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 25 to the Consolidated Financial Statements.

88	Elan Corporation, plc 2008 Annual Report

Directors’ Report

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2008 is prepared in accordance with IFRS as adopted by the European Union and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. Separately, we also prepare a Form 20-F pursuant to the rules and regulations of the SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Form 20-F under U.S. GAAP is a separate document from this Annual Report. Refer to the “U.S. GAAP Information”, beginning on page 175 for a discussion of the significant differences between IFRS and U.S. GAAP.

Directors

The names of the directors are shown on pages 85 to 87. Mr. Patrick Kennedy and Mr. O’Connor were appointed as directors on 22 May 2008. They will seek election at the forthcoming Annual General Meeting (AGM). Mr. Crowley retired as a director on 22 May 2008. Under the terms of our Articles of Association, directors serve for a term of three years expiring at the AGM in the third year following their appointment at an AGM or as the case may be, their re-appointment at the AGM. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation.

Rules relating to the appointment and replacement of directors of the Company are set out in detail on page 191.

Directors’ and Secretary’s Interests

At 31 December 2008, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, are shown in the Report of the Leadership, Development and Compensation Committee (LDCC) on page 100.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2008 other than as outlined in the “Transactions with Directors”, section of the Report of the LDCC and in Note 30 to the Consolidated Financial Statements.

Significant Shareholdings

The following table sets forth disclosure of major holdings of voting rights that have been made known (and not amended or withdrawn) to us as at 16 March 2009 pursuant to the requirements of the Transparency Regulations, 2007:

	No. of	Date of	Percent of
Name of Owner or Identity of Group	Shares	Disclosure	Class(1)

Fidelity Management and Research Company	71,209,248	3 February 2009	14.80%
Wellington Management	23,778,665	3 February 2009	4.94%

(1)	Based on 475.8 million Ordinary Shares outstanding at 16 March 2009 and 5.4 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group at 16 March 2009.

Except for these interests, we have not been notified at 16 March 2009 of any interest of 3% or more of our issued share capital. In addition, we are aware from documents filed with the SEC that, as at 31 December 2008, T. Rowe Price held 34,936,222 shares and Westfield Capital Management Limited (Westfield) held 17,783,174 shares. Based on the 475.8 million Ordinary Shares outstanding at 16 March 2009 and the 5.4 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group at 16 March 2009, the shares held by T. Rowe Price and Westfield at 31 December 2008 represent 7.26% and 3.70%, respectively, of our Ordinary Shares. Neither Fidelity Management and Research Company, Wellington Management, T. Rowe Price nor Westfield has voting rights different from other shareholders.

Elan Corporation, plc 2008 Annual Report	89

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements the operation of which might result in a change of control of us.

A total of 475,751,587 Ordinary Shares of Elan were issued and outstanding at 16 March 2009, of which 3,663 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of American Depository Receipts (ADRs). 391,814,082 Ordinary Shares were represented by our American Depository Shares (ADSs), evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 16 March 2009, the number of holders of record of Ordinary Shares was 8,618 which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,497. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

For additional information regarding our share capital, refer to Note 23 to the Consolidated Financial Statements.

Change of Control

For information regarding certain change of control provisions of agreements to which we are a party, please refer to page 190 of the “Risk Factors” section of this Annual Report.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Monksland, Athlone, County Westmeath, Ireland.

Political Donations

There were no political contributions that require disclosure under the Electoral Act, 1997.

Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 33 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Kyran McLaughlin,	G. Kelly Martin,
Chairman	Chief Executive Officer
27 March 2009

90	Elan Corporation, plc 2008 Annual Report

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the group financial statements in accordance with IFRS as adopted by the European Union and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRS as adopted by the European Union to present fairly the financial position and performance of the group and the parent company. The Companies Acts, 1963 to 2006 provide, in relation to such financial statements, that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2006. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a directors’ report and reports relating to directors’ remuneration and corporate governance that comply with that law and those rules.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 85 to 87 of this Annual Report, confirm that, to the best of each person’s knowledge and belief:

•	The group and parent company financial statements, prepared in accordance with IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities and financial position of the group and parent company at 31 December 2008 and the losses of the group and parent company for the year then ended; and

•	The directors’ report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board,

Kyran McLaughlin,	G. Kelly Martin,
Chairman	Chief Executive Officer
27 March 2009

Elan Corporation, plc 2008 Annual Report	91

Corporate Governance Statement

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance. We comply with the provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006 and adopted by the London and Irish Stock Exchanges. We also comply with the revised Combined Code issued in June 2008.

In May 2002, following a review with external legal counsel, the board of directors adopted a set of corporate governance guidelines (the Guidelines) and restructured the existing three board committees into four board committees, the Executive Committee, Audit Committee, Compensation Committee (now the LDCC) and Nominating Committee and adopted a written charter for each committee (collectively the Committee Charters). The Executive Committee was subsequently abolished on 3 February 2005. The Guidelines and the Committee Charters were revised and updated in November 2003 to incorporate the requirements of the Sarbanes-Oxley Act, 2002, the revised listing rules of the New York Stock Exchange (NYSE) and certain measures agreed as part of the settlement of the 2002 derivative action. In November 2003, we formally adopted a Code of Conduct that applies to all employees and to our board of directors.

The Guidelines cover the mission of the board, director responsibilities, board structure (including the roles of the chairman, chief executive officer (CEO) and the lead independent director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. We have implemented a corporate compliance programme that establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. The Corporate Compliance Office was established to manage the corporate compliance programme. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com, under Governance. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. There have been no such waivers.

The Board

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the chairman are set out at page 85. These commitments did not change during 2008.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board held eight scheduled meetings in 2008.

Directors are provided with extensive induction materials on appointment and meet with key executives with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Elan and its operations. All directors

92	Elan Corporation, plc 2008 Annual Report

Corporate Governance Statement

are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, LDCC, Nominating and Governance Committee, Science and Technology Committee and the Commercial Committee and ensures compliance with applicable rules and regulations, as well as providing advice on a range of issues to commercial colleagues.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its Nominating and Governance Committee, and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense.

Our guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board, the board committees and individual directors was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the Nominating and Governance Committee and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.

The board has delegated authority over certain areas of our activities to five standing committees, as more fully described below.

Independence of Directors

Under our guidelines, at minimum, two-thirds of the board are required to be independent. At year-end, the board included 12 independent, non-executive directors who constitute in excess of two-thirds of the board. In addition to the provisions of the Combined Code, we adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2008, the board considered the independence of each non-executive director and considers that all the non-executive directors, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on 31 December 2007, were independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Chairman, Mr. McGowan and Dr. Selkoe, who have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the Company, which is set out in detail at page 104. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they are independent.

Board Committees

Audit Committee

The Audit Committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Mr. Gary Kennedy, Chairman, Mr. Kerr and Mr. O’Connor (appointed 10 September 2008). Mr. Crowley and Mr. Shames resigned from the Audit Committee on 22 May 2008 and 29 January 2009, respectively. Mr. Gary Kennedy qualifies as an audit committee financial expert. The Audit Committee held eight meetings in 2008.

Elan Corporation, plc 2008 Annual Report	93

Further information about the work of the Audit Committee is set out in the Report of the Audit Committee on pages 106 to 107.

Leadership Development and Compensation Committee

The LDCC, composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the CEO and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Mr. Patrick Kennedy, Chairman (appointed as a member 10 September 2008 and then as chairman on 29 January 2009), Dr. Selkoe and Mr. Shames (appointed 29 January 2009). Mr. Crowley resigned from the committee on 22 May 2008. Mr. Rohn replaced Dr. Selkoe as chairman on 10 September 2008 and acted in that role until his resignation from the committee on 29 January 2009. The committee held four meetings in 2008. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee on pages 97 to 105.

Nominating and Governance Committee

The Nominating and Governance Committee, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the committee are Mr. McGowan, Chairman, Ms. Maynard Gray and Mr. McLaughlin. The committee held four meetings in 2008.

Science and Technology Committee

The Science and Technology Committee advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements. The members of the committee are Dr. Ekman, Chairman, Dr. Bloom, and Dr. Selkoe. Mr. Frick resigned from the committee on 29 January 2009. The committee held two meetings in 2008.

Commercial Committee

The Commercial Committee was established in January 2009 and advises the board in its oversight of matters relating to our commercial business, including the structure and operation of our key commercial collaboration arrangements. The members of the committee are Mr. Rohn, Chairman, and Mr. Frick.

94	Elan Corporation, plc 2008 Annual Report

Corporate Governance Statement

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and the secretary during the year. In addition to regular board and board committee meetings, there are a number of other meetings to deal with specific matters. If directors are unable to attend a board or board committee meeting because of a prior unavoidable engagement, they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss issues arising in that meeting with the chairman or CEO.

				Nominating &	Science &
		Audit		Governance	Technology
	Board	Committee	LDCC	Committee	Committee

Directors
Kyran McLaughlin	8/8	—	—	4/4	—
Floyd Bloom, MD	7/8	—	—	—	2/2
Shane Cooke	8/8	—	—	—	—
Laurence G. Crowley(1)	3/4	5/5	1/1	—	—
Lars Ekman, MD, PhD	7/8	—	—	—	2/2
Jonas Frick	7/8	—	—	—	1/2
Ann Maynard Gray	8/8	—	—	4/4	—
Gary Kennedy	7/8	8/8	—	—	—
Patrick Kennedy(2)	4/4	—	3/3	—	—
Giles Kerr	7/8	7/8	—	—	—
G. Kelly Martin	8/8	—	—	—	—
Kieran McGowan	7/8	—	—	4/4	—
Donal O’Connor(3)	4/4	1/1	—	—	—
William R. Rohn	8/8	—	4/4	—	—
Dennis J. Selkoe, MD	7/8	—	4/4	—	2/2
Jeffrey Shames	8/8	5/8	—	—	—
Secretary
William F. Daniel	8/8	8/8	4/4	4/4	2/2

(1)	Retired as director on 22 May 2008.

(2)	Appointed as director on 22 May 2008 and as member of the LDCC on 10 September 2008.

(3)	Appointed as director on 22 May 2008 and as a member of the Audit Committee on 10 September 2008.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website (www.elan.com). The board periodically receives presentations on investor perceptions.

The principal forum for discussion with shareholders is the AGM and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Combined Code recommendations, we count and record all proxy votes. On each resolution that is voted on with a show of hands, we indicate the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld.

Elan Corporation, plc 2008 Annual Report	95

Going Concern

The directors, having made inquiries, including consideration of the factors discussed in the “Liquidity and Capital Resources” section on page 75 and the “Liquidity Risk” section on page 81, believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalised risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organisational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for us;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal—the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments reports periodically to the Audit Committee. The Internal Control function is primarily responsible for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2008 with the provisions set out in Section 1 of the Combined Code.

96	Elan Corporation, plc 2008 Annual Report

Report of the Leadership Development and Compensation Committee

The terms of reference for the committee are, amongst other things, to determine the compensation, terms and conditions of employment of the CEO and other executive directors and to review the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of Restricted Stock Units (RSUs) and to generally administer our equity award plans.

Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of the Combined Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The committee grants equity awards to encourage identification with shareholders’ interests.

The Nominating and Governance Committee, with the advice of independent compensation consultants, makes recommendations to the board of directors in respect of non-executive director compensation. Non-executive directors are compensated with fee payments (with additional payments where directors are members of board committees) and equity awards and are reimbursed for travel expenses to and from board meetings.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, Company performance and market practice.

Annual Cash Incentive Bonus

We operate a cash bonus plan to which all employees, including executive directors, are eligible to participate if and when we achieve our strategic and operating goals. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team, group and company performance. In January 2009, after the LDCC determined the Company’s bonus and equity pools for 2008, Mr. Martin requested that the board should not grant him either a cash bonus or equity in respect of the Company’s performance for 2008. Notwithstanding the board’s very positive assessment of Mr. Martin’s performance for the year, it agreed to this request. As a result the approved bonus and equity pools were allocated only to other employees of the Company.

Compensation of Directors and Officers

For the year ended 31 December 2008, all directors and officers as a group (21 persons; 2007: 19 persons) received compensation of $6.7 million (2007: $13.2 million). In addition, we incurred share-based compensation expense of $13.4 million (2007: $13.0 million) in relation to directors and officers.

We reimburse directors and officers for their actual business-related expenses. For the year ended 31 December 2008, an aggregate of $0.3 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

Elan Corporation, plc 2008 Annual Report	97

No director or officer has a family relationship with any other director or officer.

Long Term Incentive Plan

On 25 May 2006, our shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP). It is our policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions other than service. In May 2008, our shareholders approved an amendment to the 2006 LTIP, which provides for an additional 18,000,000 shares to be reserved for issuance under the 2006 LTIP.

Employee Equity Purchase Plans

In June 2004, our shareholders approved the Employee Equity Purchase Plan (EEPP). The EEPP is a qualified plan under Sections 421 and 423 of the U.S. Internal Revenue Code (IRC) and became effective on 1 January 2005 for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors, pursuant to the EEPP, subsequently established the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Sharesave Plans). The Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of the 36-month saving period. No options are currently outstanding under the Sharesave Plans.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the EEPP. In total, 3,000,000 shares have been reserved for issuance under the Sharesave Plans and U.S. Purchase Plan combined. In 2008, 313,954 shares (2007: 272,931) were issued under the U.S. Purchase Plan and 29,946 shares were issued under the Sharesave Plans (2007: Nil). At 31 December 2008, 1,377,603 shares (2007: 1,721,053) were reserved for future issuance under the EEPP.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to limits as prescribed by law) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to limits as prescribed by law) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

98	Elan Corporation, plc 2008 Annual Report

Report of the Leadership Development and Compensation Committee

Directors’ Remuneration

	Years Ended 31, December

			2008			2008
	2008		Annual		2008	Benefit	2008	2007
	Salary/Fees		Bonus		Pension	In Kind	Total	Total
	$		$		$	$	$	$

Executive Directors:
G. Kelly Martin	806,154		—	(1)	6,570	17,772	830,496	1,959,690	(2)
Shane Cooke	624,078		414,000		73,485	12,652	1,124,215	1,315,922

Total	1,430,232		414,000		80,055	30,424	1,954,711	3,275,612
Non-Executive Directors:
Kyran McLaughlin	300,000		—		—	—	300,000	300,000
Floyd Bloom, MD	67,500		—		—	—	67,500	31,481
Laurence G. Crowley(3)	32,378		—		—	—	32,378	75,908
Lars Ekman, MD, PhD	75,000		—		—	—	75,000	3,632,102	(4)
Jonas Frick	66,458		—		—	—	66,458	16,462
Ann Maynard Gray	67,500		—		—	—	67,500	67,500
Gary Kennedy	80,000		—		—	—	80,000	73,711
Patrick Kennedy(5)	37,332		—		—	—	37,332	—
Giles Kerr	68,750		—		—	—	68,750	16,462
Kieran McGowan	76,250		—		—	—	76,250	88,356
Donal O’Connor(5)	38,093		—		—	—	38,093	—
William R. Rohn	69,783		—		—	—	69,783	67,500
Dennis J. Selkoe, MD	135,217	(6)	—		—	—	135,217	137,500
Jeffrey Shames	70,000		—		—	—	70,000	34,606

Total	2,614,493		414,000		80,055	30,424	3,138,972	7,817,200

(1)	In January 2009, after the LDCC determined the Company’s bonus and equity pools for 2008, Mr. Martin requested that the board should not grant him either a cash bonus or equity in respect of the Company’s performance for 2008. Notwithstanding the board’s very positive assessment of Mr. Martin’s performance for the year, it agreed to this request. As a result the approved bonus and equity pools were allocated only to other employees of the Company.

(2)	On 14 February 2008, Mr. Martin waived his 2007 performance cash bonus, which would have been paid in 2008, in exchange for the grant of a share option exercisable for 73,874 Ordinary Shares with an exercise price of $25.01 per share. The share option was granted with a fair value of $1,040,000. Mr. Martin also received an annual share option grant exercisable for 255,716 Ordinary Shares on the same date. The options will vest at a rate of 25% per year for four years and will expire 10 years from the date of grant.

(3)	Retired as director on 22 May 2008.

(4)	Incorporates a severance payment of $2,500,000 and a cash payment made in respect of RSUs forfeited. See Note 30 to the Consolidated Financial Statements for additional information.

(5)	Appointed as directors on 22 May 2008.

(6)	Includes fees of $50,000 in 2008 and $50,000 in 2007 under a consultancy agreement. See Note 30 to the Consolidated Financial Statements for additional information.

In addition to the above, directors receive share-based awards, which are outlined in detail on pages 100 to 102 of this Annual Report. For the year ended 31 December 2008, we incurred total share-based compensation expense of $8.1 million (2007: $9.0 million) in relation to directors.

Payments to a Former Director

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles. Mr. Groom received total pension payments of $75,556 in 2008 and $200,000 in 2007.

Elan Corporation, plc 2008 Annual Report	99

Directors’ and Secretary’s Interests

At 31 December 2008, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares; Par Value €5 Cents Each

Directors	2008(2)	2007(2)

Kyran McLaughlin	190,000	190,000
Floyd Bloom, MD	—	—
Shane Cooke	190,769	183,144
Lars Ekman, MD, PhD	90,387	33,496
Jonas Frick	2,000	—
Ann Maynard Gray	3,500	3,500
Gary Kennedy	7,650	2,800
Patrick Kennedy(1)	2,500	—
Giles Kerr	—	—
G. Kelly Martin	203,150	183,150
Kieran McGowan	1,200	1,200
Donal O’Connor(1)	18,900	—
William Rohn	23,000	13,000
Dennis J. Selkoe, MD	163,175	163,175
Jeffrey Shames	—	—
Secretary

William F. Daniel	58,155	53,108

(1)	Appointed as directors on 22 May 2008.

(2)	Individually less than one percent of total Ordinary Shares outstanding.

Directors’ and Secretary’s Options and Restricted Stock Units

					Exercised	Market
		At			or Vested/	Price at	At	Earliest
		31 December	Exercise	Granted	Cancelled	Exercise	31 December	Vest	Options Expiry/RSU
	Date of Grant	2007	Price	2008	2008	Date	2008	Date(1)	Latest Vest Date(1)

Kyran McLaughlin(1)	2 March 2001	5,000	$54.85	—	—	$—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		72,500		10,000	—	—	82,500

Floyd Bloom, MD(1)	6 September 2007	20,000	$20.37	—	—	$—	20,000	6 September 2008	5 September 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		20,000		10,000	—		30,000

Shane Cooke	10 March 2005	60,000	$7.47	—	—	$—	60,000	1 January 2006	9 March 2015
	25 May 2005	150,000	7.21	—	—	—	150,000	1 January 2006	24 May 2015
	1 February 2006	63,899	15.90	—	—	—	63,899	1 January 2007	31 January 2016
	1 February 2006	9,435	RSU	—	3,145	—	6,290	1 February 2007	1 February 2010
	21 February 2007	115,620	13.95	—	—	—	115,620	21 February 2008	20 February 2017
	21 February 2007	17,921	RSU	—	4,480	—	13,441	21 February 2008	21 February 2011
	14 February 2008	—	25.01	39,068	—	—	39,068	14 February 2009	13 February 2018
	14 February 2008	—	RSU	21,991	—	—	21,991	14 February 2009	14 February 2012

		416,875		61,059	7,625		470,309

100	Elan Corporation, plc 2008 Annual Report

Report of the Leadership Development and Compensation Committee

					Exercised	Market
		At			or Vested/	Price at	At	Earliest
		31 December	Exercise	Granted	Cancelled	Exercise	31 December	Vest	Options Expiry/RSU
	Date of Grant	2007	Price	2008	2008	Date	2008	Date(1)	Latest Vest Date(1)

Laurence G. Crowley(1)(2)	2 March 2001	5,000	$54.85	—	5,000	$—	—	2 March 2002	20 August 2008
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	22 May 2009
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	22 May 2009
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	22 May 2010
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	22 May 2010
	14 February 2008	—	RSU	10,000	10,000	—	—		22 May 2008

		72,500		10,000	15,000		67,500

Lars Ekman, MD, PhD(1)	7 December 2000	125,000	$53.25	—	—	$—	125,000	7 December 2002	31 December 2009
	1 March 2002	40,000	14.07	—	—	—	40,000	1 January 2003	31 December 2009
	20 August 2002	215,000	2.11	—	125,000	23.20	—	20 February 2003	31 December 2009
		—	—	—	90,000	19.09	—
	2 April 2003	15,000	2.79	—	15,000	19.11	—	1 January 2004	31 December 2009
	10 March 2004	40,000	16.27	—	—	—	40,000	1 January 2005	31 December 2009
	10 March 2005	60,000	7.47	—	20,000	19.07	40,000	1 January 2006	31 December 2009
	1 February 2006	127,799	15.90	—	—	—	127,799	1 January 2007	31 December 2009
	21 February 2007	106,371	13.95	—	—	—	106,371	21 February 2008	31 December 2009
	21 February 2007	16,487	RSU	—	16,487	—	—	21 February 2008	21 February 2008
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		745,657		10,000	266,487		489,170

Jonas Frick(1)	13 September 2007	20,000	$19.51	—	—	$—	20,000	13 September 2008	12 September 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		20,000		10,000	—		30,000

Ann Maynard Gray(1)	2 March 2001	5,000	$54.85	—	—	$—	5,000	1 February 2003	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		72,500		10,000	—		82,500

Gary Kennedy(1)	26 May 2005	15,000	$8.05	—	—	$—	15,000	26 May 2007	25 May 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		35,000		10,000	—		45,000

Patrick Kennedy(3)	22 May 2008	—	$25.09	20,000	—	$—	20,000	22 May 2009	21 May 2018

		—		20,000	—	—	20,000

Giles Kerr(1)	13 September 2007	20,000	$19.51	—	—	$—	20,000	13 September 2008	12 September 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		20,000		10,000	—		30,000

G. Kelly Martin	6 February 2003	1,000,000	$3.85	—	23,000	$26.13	944,000	31 December 2003	5 February 2013
		—	—	—	33,000	34.56	—
	13 November 2003	1,000,000	5.28	—	—	—	1,000,000	31 December 2003	12 November 2013
	10 March 2004	60,000	16.27	—	—	—	60,000	1 January 2005	9 March 2014
	10 March 2005	280,000	7.47	—	—	—	280,000	1 January 2006	9 March 2015
	7 December 2005	750,000	12.03	—	—	—	750,000	31 December 2006	6 December 2015
	21 February 2007	494,855	13.95	—	—	—	494,855	21 February 2008	20 February 2017
	14 February 2008	—	25.01	329,590	—	—	329,590	14 February 2009	13 February 2018

		3,584,855		329,590	56,000		3,858,445

Elan Corporation, plc 2008 Annual Report	101

					Exercised	Market
		At			or Vested/	Price at	At	Earliest
		31 December	Exercise	Granted	Cancelled	Exercise	31 December	Vest	Options Expiry/RSU
	Date of Grant	2007	Price	2008	2008	Date	2008	Date(1)	Latest Vest Date(1)

Kieran McGowan(1)	2 March 2001	5,000	$54.85	—	—	$—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		72,500		10,000	—		82,500

Donal O’Connor(3)	22 May 2008	—	$25.09	20,000	—	$—	20,000	22 May 2009	21 May 2018

		—		20,000	—		20,000

William R. Rohn(1)	25 May 2006	20,000	$18.13	—	—	$—	20,000	25 May 2007	24 May 2016
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		30,000		10,000	—		40,000

Dennis J. Selkoe, MD(1)	2 March 2001	5,000	$54.85	—	—	$—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		72,500		10,000	—		82,500

Jeffrey Shames(1)	6 September 2007	20,000	$20.37	—	—	$—	20,000	6 September 2008	5 September 2017
	14 February 2008	—	RSU	10,000	—	—	10,000		14 February 2018

		20,000		10,000	—		30,000

Secretary

William F. Daniel	4 December 1998	40,000	$32.69	—	40,000	$—	—	4 December 2001	3 December 2008
	8 November 1999	40,000	24.00	—	—	—	40,000	8 November 2001	7 November 2009
	24 February 2000	35,000	37.19	—	—	—	35,000	1 January 2002	23 February 2010
	2 March 2001	25,000	54.85	—	—	—	25,000	1 January 2002	1 March 2011
	1 March 2002	30,000	14.07	—	—	—	30,000	1 January 2003	29 February 2012
	20 August 2002	30,000	2.11	—	—	—	30,000	20 February 2003	19 August 2012
	1 May 2003	6,000	3.84	—	—	—	6,000	1 January 2004	30 April 2013
	10 March 2004	30,000	16.27	—	—	—	30,000	1 January 2005	9 March 2014
	23 December 2004	705	22.29	—	705	—	—	1 February 2008	1 August 2008
	10 March 2005	50,000	7.47	—	—	—	50,000	1 January 2006	9 March 2015
	1 February 2006	47,925	15.90	—	—	—	47,925	1 January 2007	31 January 2016
	1 February 2006	7,076	RSU	—	2,359	—	4,717	1 February 2007	1 February 2010
	21 February 2007	69,372	13.95	—	—	—	69,372	21 February 2008	20 February 2017
	21 February 2007	10,753	RSU	—	2,688	—	8,065	21 February 2008	21 February 2011
	14 February 2008	—	25.01	17,758	—	—	17,758	14 February 2009	13 February 2018
	14 February 2008	—	RSU	9,996	—	—	9,996	14 February 2009	14 February 2012

		421,831		27,754	45,752		403,833

(1)	RSUs granted to non-executive directors on 14 February 2008 will become vested if, after having served for a minimum of three years, the non-executive director resigns or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(2)	Retired as director on 22 May 2008.

(3)	Appointed as directors on 22 May 2008.

Options outstanding at 31 December 2008 are exercisable at various dates between January 2009 and May 2018. During the year ended 31 December 2008, the closing market price ranged from $5.36 to $36.82 per ADS. The closing market price at 16 March 2009, on the NYSE, of our ADSs was $5.42.

102	Elan Corporation, plc 2008 Annual Report

Report of the Leadership Development and Compensation Committee

The following changes in directors’ and secretary’s interests occurred between 31 December 2008 and 16 March 2009:

		Exercise	No. of
Directors	Grant Date	Price	Options	No. of RSUs

Kyran McLaughlin	11 February 2009	—	—	11,250
Floyd Bloom, MD	11 February 2009	—	—	7,500
Shane Cooke	11 February 2009	$7.75	97,780	23,271
Lars Ekman, MD, PhD	11 February 2009	—	—	7,500
Jonas Frick	11 February 2009	—	—	7,500
Ann Maynard Gray	11 February 2009	—	—	7,500
Gary Kennedy	11 February 2009	—	—	7,500
Patrick Kennedy	11 February 2009	—	—	7,500
Giles Kerr	11 February 2009	—	—	7,500
G. Kelly Martin	11 February 2009	—	—	—
Kieran McGowan	11 February 2009	—	—	7,500
Donal O’Connor	11 February 2009	—	—	7,500
William R. Rohn	11 February 2009	—	—	7,500
Dennis J. Selkoe, MD	11 February 2009	—	—	7,500
Jeffrey Shames	11 February 2009	—	—	7,500
Secretary
William F. Daniel	11 February 2009	$7.75	77,643	18,479

		RSUs	Options	ADRs
	Date	Vested	Exercised	Sold

Shane Cooke	11 February 2009	3,145	—	—
Shane Cooke	14 February 2009	5,497	—	—
Shane Cooke	21 February 2009	4,480	—	—
William F. Daniel	11 February 2009	2,358	—	—
William F. Daniel	14 February 2009	2,499	—	—
William F. Daniel	21 February 2009	2,688	—	—

Executive Directors Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. The total accumulated accrued annual benefit for Mr. Cooke at 31 December 2008 was €14,666 (2007: €13,393). Mr. Cooke now participates in a separate self-administered pension fund to which we contribute.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S.-based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 11 to the Consolidated Financial Statements.

Directors’ Service Contracts

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Elan Corporation, plc 2008 Annual Report	103

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based share awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of research and development and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programme; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programme. To date, none of the milestones have been triggered, and they remain in effect at 31 December 2008.

Dr. Selkoe

On 1 July 2006, EPI entered into a consultancy agreement with Dr. Dennis Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Prior

104	Elan Corporation, plc 2008 Annual Report

Report of the Leadership Development and Compensation Committee

thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the various consultancy agreements, Dr. Selkoe received $50,000 in 2008 and 2007.

External Appointments and Retention Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

The LDCC is pleased to submit this report to our shareholders on these matters.

On behalf of the LDCC,

Patrick Kennedy
Chairman of the LDCC and Non-Executive Director
27 March 2009

Elan Corporation, plc 2008 Annual Report	105

Report of the Audit Committee

The current members of the Audit Committee (the Committee) are Mr. Gary Kennedy, Chairman, Mr. Giles Kerr and Mr. Donal O’Connor. They are all non-executive directors of the Company. The board considers each member to be independent under the Combined Code and under the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees. In March 2009, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards.

The board is satisfied that at least one member of the Committee has recent and relevant financial experience. The Committee has determined that Mr. Kennedy is an Audit Committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

The core responsibilities of the Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Committee if required. Regular reports to the full Committee are also provided for and, in practice, are a standing agenda item at Committee meetings.

The Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Committee members and those individuals separate from the main sessions of the Committee, which were attended by the chief financial officer, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Committee reported to the board on the principal matters covered at the preceding Committee meetings. The minutes of all Committee meetings were also circulated to all board members.

The Committee met on eight occasions in 2008. The Committee is scheduled to meet 10 times in 2009.

106	Elan Corporation, plc 2008 Annual Report

During 2008, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered;

•	Reports were received from the independent external auditors concerning its audit strategy and planning and the results of its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting;

•	The Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2008;

•	The Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company;

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Committee;

•	The Committee charter and the operation of the Committee were reviewed during 2008. No changes were recommended; and

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2008. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy
Chairman of the Audit Committee and Non-Executive Director
27 March 2009

Elan Corporation, plc 2008 Annual Report	107

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the group and parent company financial statements (financial statements) of Elan Corporation, plc for the year ended 31 December 2008, which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity/(Deficit) and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities on page 91.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRS as adopted by the European Union and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation.

We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the parent company financial statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2006 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Letter from the Chairman, the Letter from the CEO, the Operating Review, the Financial Review, the Directors’ Report, the Corporate Governance Statement, the Report of the Leadership Development and Compensation Committee and the Report of the Audit Committee. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

108	Elan Corporation, plc 2008 Annual Report

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	The group and parent company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of affairs of the group and parent company as at 31 December 2008 and of their losses for the year then ended;

•	The financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The parent company financial statements are in agreement with the books of account.

In our opinion the information given in the Directors’ Report is consistent with the financial statements.

The net assets of the parent company, as stated in the parent company balance sheet on page 115, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2008 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Chartered Accountants
Registered Auditor
Dublin, Ireland

27 March 2009

Elan Corporation, plc 2008 Annual Report	109

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2008

		2008	2007
	Notes	$m	$m

Product revenue		744.2	491.9
Contract revenue		17.6	24.5

Total revenue	3,4	761.8	516.4
Cost of sales	5	294.6	180.6

Gross profit		467.2	335.8
Selling, general and administrative expenses	5	284.5	603.2
Research and development expenses	5	334.4	271.7

Operating loss		(151.7)	(539.1)
Interest expense	6	145.6	157.2
Interest income	6	(13.7)	(44.3)
Investment losses	6	21.7	0.9
Net charge on debt retirement	6	—	7.7

Net interest and investment losses		153.6	121.5

Loss before tax	7	(305.3)	(660.6)
Income tax expense/(benefit)	8	(270.1)	5.3

Net loss for the year		(35.2)	(665.9)

Basic and diluted net loss per ordinary share	9	$(0.07)	$(1.42)

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

110	Elan Corporation, plc 2008 Annual Report

Financial Statements

Consolidated Balance Sheet

At 31 December 2008

		2008	2007
	Notes	$m	$m

Non-Current Assets
Goodwill and other intangible assets	13	386.1	294.4
Property, plant and equipment	14	351.8	328.9
Available-for-sale investments	15	9.9	26.2
Deferred tax asset	8	388.6	2.7
Restricted cash	19	15.0	9.5
Other non-current assets	16	24.0	23.4

Total Non-Current Assets		1,175.4	685.1

Current Assets
Inventory	17	29.8	36.7
Accounts receivable	18	196.1	137.4
Other current assets	16	14.2	17.1
Income tax prepayment	8	3.1	2.0
Available-for-sale investments	15	30.5	276.9
Restricted cash	19	20.2	20.1
Cash and cash equivalents		375.3	423.5

Total Current Assets		669.2	913.7

Total Assets		1,844.6	1,598.8

Non-Current Liabilities
Long-term debt	20	1,743.4	1,738.4
Other liabilities	21	33.8	40.3

Total Non-Current Liabilities		1,777.2	1,778.7

Current Liabilities
Accounts payable		37.7	27.3
Accrued and other liabilities	21	236.7	172.6
Provisions	22	5.9	1.7
Income tax payable	8	10.5	6.9

Total Current Liabilities		290.8	208.5

Total Liabilities		2,068.0	1,987.2

Shareholders’ Deficit
Share capital	23	27.6	27.4
Share premium		6,221.8	6,172.0
Share-based compensation reserve		239.0	114.4
Foreign currency translation reserve		(11.0)	(11.0)
Fair value investment reserve		2.1	7.5
Retained loss	24	(6,702.9)	(6,698.7)

Total Shareholders’ Deficit		(223.4)	(388.4)

Total Shareholders’ Deficit and Liabilities		1,844.6	1,598.8

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2008 Annual Report	111

Consolidated Statement of Cash Flows

For the Year Ended 31 December 2008

	2008	2007
	$m	$m

Net loss	(35.2)	(665.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	74.7	160.5
Gain on sale of investments	1.0	(6.6)
Impairment of intangible assets	—	273.7
Impairment of investments	20.1	6.1
Share-based compensation expense	48.7	44.8
Debt interest expense	144.9	156.5
Interest income	(11.0)	(42.1)
Income tax expense/(benefit)	(270.1)	5.3
Net charge on debt retirement	—	7.7
Other	4.0	12.9

	(22.9)	(47.1)
Increase in accounts receivable	(58.7)	(30.1)
(Increase)/decrease in prepayments and other assets	(2.7)	55.4
(Increase)/decrease in inventory	6.9	(7.4)
Increase in accounts payable and accrued and other liabilities	21.7	0.3

Cash used by operations	(55.7)	(28.9)
Interest received	12.2	46.1
Interest paid	(141.0)	(169.2)
Income taxes paid	(7.4)	(5.2)

Net cash used in operating activities	(191.9)	(157.2)

Investing activities
Increase in restricted cash	(5.6)	(6.8)
Proceeds from disposal of property, plant and equipment	—	0.2
Purchase of property, plant and equipment	(58.8)	(26.1)
Purchase of intangible and other assets	(79.1)	(11.0)
Purchase of investments	(0.1)	(12.3)
Transfer of fund to available-for-sale investments from cash and cash equivalents	—	(305.9)
Proceeds from disposal of non-current available-for-sale investments	3.5	3.4
Proceeds from disposal of current available-for-sale investments	232.6	27.9
Proceeds from product disposal	2.0	4.0

Net cash provided/(used in) by investing activities	94.5	(326.6)

Financing activities
Proceeds from issue of share capital	50.0	28.2
Repayment of loans and finance lease obligations	(0.9)	(629.6)
Net proceeds from debt issuances	—	(0.1)

Net cash provided/(used in) financing activities	49.1	(601.5)

Effect of foreign exchange rate changes	0.1	(1.8)

Net decrease in cash and cash equivalents	(48.2)	(1,087.1)

Cash and cash equivalents at the beginning of the year	423.5	1,510.6
Cash and cash equivalents at the end of the year	375.3	423.5

112	Elan Corporation, plc 2008 Annual Report

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity/(Deficit)
For the Year Ended 31 December 2008

				Share-Based	Foreign	Fair Value
	Number	Share	Share	Compensation	Currency	Investment	Retained	Total
	of Shares	Capital	Premium	Reserve	Translation	Reserve(1)	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2007	466.6	27.2	6,151.4	85.1	(11.7)	7.6	(6,054.8)	204.8
Recognised income and expense:
Net loss	—	—	—	—	—	—	(665.9)	(665.9)
Foreign currency translation	—	—	—	—	0.7	—	—	0.7
Net unrealised gain on investments	—	—	—	—	—	0.3	—	0.3
Net gain on investments recognised in net income	—	—	—	—	—	(0.4)	—	(0.4)

Net gain recognised directly in equity								0.6

Total recognised income and expense								(665.3)

Transfer of conversion option	(0.9)	(0.1)	(6.4)	—	—	—	6.5	—
Issue of share capital, net of issue costs	4.5	0.3	27.9	—	—	—	—	28.2
Share-based compensation	—	—	(0.9)	44.8	—	—	—	43.9
Transfer of exercised and expired share-based awards	—	—	—	(15.5)	—	—	15.5	—

Balances at 31 December 2007	470.2	27.4	6,172.0	114.4	(11.0)	7.5	(6,698.7)	(388.4)

Recognised income and expense:
Net loss	—	—	—	—	—	—	(35.2)	(35.2)
Net unrealised loss on investments	—	—	—	—	—	(5.8)	—	(5.8)
Net loss on investments recognised in net income	—	—	—	—	—	0.4	—	0.4

Net loss recognised directly in equity								(5.4)

Total recognised income and expense								(40.6)

Issue of share capital, net of issue costs	4.5	0.2	49.8	—	—	—	—	50.0
Share-based compensation cost	—	—	—	49.7	—	—	—	49.7
Share-based compensation–deferred tax	—	—	—	105.9	—	—	—	105.9
Transfer of exercised and expired share-based awards	—	—	—	(31.0)	—	—	31.0	—

Balances at 31 December 2008	474.7	27.6	6,221.8	239.0	(11.0)	2.1	(6,702.9)	(223.4)

(1)	Represents unrealised gains and losses on non-derivative available-for-sale securities.

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2008 Annual Report	113

Parent Company Income Statement

For the Year Ended 31 December 2008

			2008	2007
	Notes		$m	$m

Product revenue			—	—
Contract revenue			—	—

Total revenue			—	—
Cost of sales			—	—

Gross profit			—	—
Selling, general and administrative expenses	32	(a)	61.3	51.0
Research and development expenses			—	0.2

Operating loss			(61.3)	(51.2)
Interest expense	32	(b)	—	0.3
Interest income	32	(c)	(1.0)	(1.5)
Net gain on disposal of investments	32	(f)	—	(158.9)

Net interest and investment gains			(1.0)	(160.1)

Income/(loss) before tax	32	(d)	(60.3)	108.9
Income tax (expense)/benefit	32	(e)	—	—

Net income/(loss) for the year			(60.3)	108.9

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

114	Elan Corporation, plc 2008 Annual Report

Financial Statements

Parent Company Balance Sheet

At 31 December 2008

			2008	2007
	Notes		$m	$m

Non-Current Assets
Investments	32	(f)	1,019.4	1,029.7
Other non-current assets	32	(g)	14.0	12.4

Total Non-Current Assets			1,033.4	1,042.1

Current Assets
Other current assets	32	(h)	2,444.8	2,441.0
Cash and cash equivalents			1.4	2.0

Total Current Assets			2,446.2	2,443.0

Total Assets			3,479.6	3,485.1

Non-Current Liabilities
Other liabilities	32	(i)	8.8	10.4

Total Non-Current Liabilities			8.8	10.4

Current Liabilities
Accrued and other liabilities	32	(j)	1,328.3	1,371.6

Total Current Liabilities			1,328.3	1,371.6

Total Liabilities			1,337.1	1,382.0

Shareholders’ Equity
Share capital			27.6	27.4
Share premium			6,221.8	6,172.0
Share-based compensation reserve			133.1	114.4
Retained loss	32	(k)	(4,240.0)	(4,210.7)

Total Shareholders’ Equity			2,142.5	2,103.1

Total Shareholders’ Equity and Liabilities			3,479.6	3,485.1

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2008 Annual Report	115

Parent Company Statement of Cash Flows

For the Year Ended 31 December 2008

	2008	2007
	$m	$m

Net income/(loss)	(60.3)	108.9
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Gain on disposal of investment	—	(158.9)
Share-based compensation expense	13.0	11.9
Interest income	(0.1)	(1.4)
Derivative fair value (gain)/loss	—	2.3
Other	(2.3)	(1.5)

	(49.7)	(38.7)
Decrease in accounts receivable	—	0.1
Decrease in prepayments and other assets	—	0.2
Decrease/(increase) in intercompany accounts	0.1	(11.1)
Decrease in accounts payable and other accrued liabilities	—	(0.3)

Cash used by operations	(49.6)	(49.8)
Interest received	0.1	1.4
Interest paid	—	—

Net cash outflows from operating activities	(49.5)	(48.4)

Investing activities
Proceeds from redemption of investment in subsidiary	—	18.2

Net cash provided by investing activities	—	18.2

Financing activities
Proceeds from issue of share capital	50.0	28.2
Repayment of finance lease obligations	(1.1)	(1.2)

Net cash flows from financing activities	48.9	27.0

Net decrease in cash and cash equivalents	(0.6)	(3.2)

Cash and cash equivalents at the beginning of the year	2.0	5.2

Cash and cash equivalents at the end of the year	1.4	2.0

Non cash investing and financing activities
Redemption of investment in subsidiary	60.0	140.0
Capital contribution–share-based compensation	49.7	44.8
Additions to investments in subsidiaries	—	210.1
Disposal of investment in subsidiary	—	69.4

The accompanying notes are an integral part of these financial statements.

116	Elan Corporation, plc 2008 Annual Report

Financial Statements

Parent Company Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2008

				Share-Based
	Number	Share	Share	Compensation	Retained	Total
	of Shares	Capital	Premium	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m

Balance at 1 January 2007	466.6	27.2	6,151.4	85.1	(4,341.6)	1,922.1
Net income	—	—	—	—	108.9	108.9
Treasury shares retirement	(0.9)	(0.1)	(6.4)	—	6.5	—
Issue of share capital, net of issue costs	4.5	0.3	27.9	—	—	28.2
Share-based compensation	—	—	(0.9)	44.8	—	43.9
Transfer of exercised and expired share-based awards	—	—	—	(15.5)	15.5	—

Balance at 31 December 2007	470.2	27.4	6,172.0	114.4	(4,210.7)	2,103.1

Net loss	—	—	—	—	(60.3)	(60.3)
Issue of share capital, net of issue costs	4.5	0.2	49.8	—	—	50.0
Share-based compensation cost	—	—	—	49.7	—	49.7
Transfer of exercised and expired share-based awards	—	—	—	(31.0)	31.0	—

Balance at 31 December 2008	474.7	27.6	6,221.8	133.1	(4,240.0)	2,142.5

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2008 Annual Report	117

Notes to the Consolidated Financial Statements

1	Basis of Preparation

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at the Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States.

These Consolidated and Parent Company Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union, which are effective for accounting periods ending on or before 31 December 2008. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, on pages 175 to 177 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in U.S. dollars, being the functional currency of the parent company and the majority of the Group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates, such as those stated in the critical accounting policies described in Note 2.

We have made significant operating losses during the last three fiscal years and anticipate to continue to incur operating losses in 2009. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated and Parent Company Financial Statements on a going concern basis.

The Consolidated and Parent Company Financial Statements were authorised for issue by the directors on 27 March 2009.

2	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. As discussed in Note 1 to the Consolidated Financial Statements, management is required to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management considers the accounting policies below relating to the estimation of sales discounts and allowances (Note 2(d)), the impairment of assets (Note 2(g)), the fair value of share-based compensation (Note 2(o)), the accounting for provisions and contingencies (Note 2(p)), and the accounting for income taxes (Note 2(q)) to be critical accounting policies, where judgements, estimates and assumptions could have a significant impact on the Consolidated Financial Statements. Details of key assumptions and principal sources of estimation uncertainty have been set out in the critical accounting policies section on pages 56 to 63 of this Annual Report.

118	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

a	Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the European Union, which are effective for accounting periods ending on or before 31 December 2008, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002).

Effective 1 January 2008, the provisions of a new accounting standard, IFRIC 11, “IFRS 2–Group and Treasury Shares Transactions”, (IFRIC 11) have been adopted in our Consolidated and Parent Company Financial Statements. The interpretation addresses how share-based payment arrangements that affect more than one company in a group are accounted for in each company’s financial statements. IFRIC 11 did not have a material impact on our financial position or results from operations.

We have considered all EU-endorsed IFRS standards, amendments to these standards and IFRIC interpretations that have been issued, but which are not yet effective, and have not been early adopted in these financial statements. The following provides a brief outline of the likely impact on future financial statements of relevant items. If applicable, they will be adopted in future financial statements.

•	IFRS 8, “Operating Segments” (IFRS 8), (effective 1 January 2009). This standard will replace IAS 14, “Segment Reporting” (IAS 14). This standard specifies how an entity should disclose information about its segments that enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. We will adopt IFRS 8 with effect from 1 January 2009, and will accordingly present financial information for segments whose operating activities are regularly reviewed by the chief operating decision maker in order to make decisions about allocating resources and assessing performance. We currently present two sets of segment data in accordance with IAS 14, the primary format is based on business segments and the secondary format is based on geographical segments. The adoption of this standard will not impact our primary financial statements and we do not expect that it will have a material impact on our operating segment disclosures.

•	Amendments to IFRS 1 and IAS 27, “Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate”, (effective 1 January 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. We do not expect that the adoption of these amendments will have a material impact on our financial position or results from operations.

•	Amendment to IFRS 2, “Share-based Payment–Vesting Conditions and Cancellations”, (effective 1 January 2009). This amendment clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition. We do not expect that the adoption of this amendment will have a material impact on our financial position or results from operations.

•	Amendment to IAS 1, “Presentation of Financial Statements–A Revised Presentation”, (effective 1 January 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the amendment will have no recognition impact in our Consolidated Financial Statements or the Parent Company Financial Statements. It will, however, result in certain presentational changes in the primary financial statements.

•	Amendment to IAS 23, “Borrowing Costs”, (effective 1 January 2009). The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. We do not expect that the adoption of the amendment will have a material impact on our financial position or results from operations.

•	IFRIC 13, “Customer Loyalty Programmes”, (effective for annual periods beginning on or after 1 July 2008). This amendment addresses how companies that grant their customers loyalty award credits (often called “points”) when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. We do not expect that the adoption of this interpretation will have a material impact on our financial position or results from operations.

•	Amendments to IAS 32, “Financial Instruments: Presentation” and IAS 1 “Puttable Financial Instruments and Obligations Arising on Liquidation”, (effective 1 January 2009). These amendments change the classification from

Elan Corporation, plc 2008 Annual Report	119

liabilities to equity of (a) some puttable financial instruments and (b) some financial instruments that impose on the entity an obligation to deliver another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. We do not expect that the adoption of these amendments will have a material impact on our financial position or results from operations.

•	On 22 May 2008, the International Accounting Standards Board (IASB) published the “Improvements to International Financial Reporting Standards 2008”, (generally effective 1 January 2009). Part 1 includes 24 amendments to IFRSs that result in accounting changes for presentation, recognition or measurement purposes. The Part 1 amendments include changes relating to a number of standards. Part 2 includes 11 terminology or editorial amendments that are expected to have minimal effect. We do not expect that the adoption of these amendments will have a material impact on our financial position or results from operations.

b	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements.

Our collaboration with Biogen Idec Inc. (Biogen Idec) for Tysabri is a jointly controlled operation in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

c	Revenue

We recognise revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue– Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) revenue from a jointly controlled operation (Tysabri).

We recognise revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectibility is reasonably assured.

iii.	We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

iv.	The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses related to these sales.

Contract Revenue–Contract revenue arises from contracts to perform R&D services on behalf of clients or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future

120	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

d	Sales discounts & allowances

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 2(c)) and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, the Tysabri-related sales discounts and allowance are recorded within operating expenses.

Sales discounts and allowances include charge-backs, managed healthcare and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme that would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing revenue and accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product

Elan Corporation, plc 2008 Annual Report	121

basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing revenue and accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of an introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from the three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

122	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

e	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years

Plant and equipment	3-10 years

Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

f	Goodwill and other intangible assets

Patents, licences and acquired in-process research and development (IPR&D) costs are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over four years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

g	Impairment of assets

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce, on a pro rata basis, the carrying amount of the other assets in the unit.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Elan Corporation, plc 2008 Annual Report	123

See Notes 5 and 13 for additional information.

h	Investments

Investments, which are all accounted for on a trade date basis, are classified into one of the following three categories:

•	Held-for-trading investments are acquired principally to generate profit from short-term fluctuations in price. These instruments are recorded as short-term investments and are carried at fair value, with any resultant gain or loss recognised in the income statement. We did not hold any held-for-trading securities at either 31 December 2008 or 2007.

•	Investments are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These instruments are carried at amortised cost, less any impairments. We did not hold any held-to-maturity securities at either 31 December 2008 or 2007.

•	Available-for-sale securities are those that are designated as held for sale and are not categorised into any of the other categories. They are stated at fair value and unrealised gains or losses are recognised directly in shareholders’ equity. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract and in these cases, changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

i	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet.

Gains and losses on derivative financial instruments that qualify as fair value hedges under IAS 39, “Financial Instruments: Recognition and Measurement”, (IAS 39), are recognised in the income statement as an offset to the related fair value change arising on the underlying hedged risk. We did not hold any interest rate swap contracts or forward currency contracts at 31 December 2008 or 2007. Forward currency contracts held during the year ended 31 December 2007 did not qualify for hedge accounting under IAS 39, and were marked to market at each balance sheet date, with the resulting gains and losses recognised in income.

We record at fair value certain freestanding warrants that were acquired in investment transactions. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current available-for-sale investments.

j	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

124	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

k	Inventory

Inventory is stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

l	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities, including goodwill and fair value adjustments, are translated using year-end rates and net income/(loss) is translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries is recorded in shareholders’ equity/(deficit).

m	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high-quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The parent company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

Employees of various group companies based in Ireland are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred.

n	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (finance lease), are capitalised. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed

Elan Corporation, plc 2008 Annual Report	125

over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. All others that are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease.

o	Share-based compensation

Equity-settled share-based payments made to employees are recognised in the Consolidated Financial Statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the requisite service period. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under our employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

Estimating the fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee share option exercise behaviours.

See Note 12 for additional information.

p	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation and the amount of the loss can be reasonably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 29 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

In relation to legal matters, we develop estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingencies and provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any.

q	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or

126	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

credited in the income statement, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recorded in shareholders’ equity.

A deferred tax asset (DTA) is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Because of cumulative losses, we only recognised a very small amount of DTAs at 31 December 2007. However, as a result of the U.S. business generating cumulative earnings in recent years and projected U.S. profitability arising from the continued growth of the Biopharmaceuticals business in the United States, we now believe there is evidence to support the generation of sufficient future taxable income to conclude that it is probable that most of the U.S. DTAs will be realised in future years. Accordingly, a deferred benefit of $280.0 million was credited to the income statement and a further $105.9 million deferred benefit was credited to shareholders’ equity during 2008.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. Our assumptions, judgements and estimates relative to the recognition of the DTAs take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate.

r	Financing costs

Debt financing costs comprise transaction costs on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised financing costs.

s	Investments in subsidiaries

The parent company holds investments in group companies, which are carried at cost less any impairments. Investments in group companies include a charge for share-based compensation for share-based payments made to employees of subsidiary undertakings.

3	Revenue

The composition of our revenue for the years ended 31 December was as follows:

	2008	2007
	$m	$m

Revenue from the Biopharmaceuticals business	462.6	230.2
Revenue from the EDT business	299.2	286.2

Total revenue	761.8	516.4

Elan Corporation, plc 2008 Annual Report	127

Revenue from Biopharmaceuticals business can be further analysed as follows:

	2008	2007
	$m	$m

Biopharmaceuticals:
Tysabri	321.1	—
Azactam	96.9	86.3
Maxipime	27.1	122.5
Prialt	16.5	12.3
Royalties	1.0	1.8

Total product revenue	462.6	222.9

Contract revenue	—	7.3

Total revenue from Biopharmaceuticals business	462.6	230.2

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in 2008 because the Tysabri collaboration incurred an operating profit during the year, while in 2007, we did not recognise any product revenue from Tysabri because the Tysabri collaboration incurred an operating loss during the year. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	2008	2007
	$m	$m

United States	421.6	217.4
Rest of World	391.4	125.5

Total Tysabri in-market net sales	813.0	342.9

For 2008, we recorded net Tysabri revenue of $321.1 million (2007: $Nil), which was calculated as follows:

	US	ROW	Total
	2008	2008	2008
	$m	$m	$m

Tysabri in-market sales	421.6	391.4	813.0

Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(282.6)	(236.9)	(519.5)

Tysabri collaboration operating profit	139.0	154.5	293.5

Elan’s 50% share of Tysabri collaboration operating profit	69.5	77.3	146.8
Elan’s directly incurred costs	116.1	58.2	174.3

Net Tysabri revenue	185.6	135.5	321.1

128	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

Revenue from the Elan Drug Technologies (EDT) business can be further analysed as follows:

	2008	2007
	$m	$m

Product revenue:
Manufacturing revenue and royalties:
TriCor 145®	67.7	62.5
Skelaxin®	39.7	39.3
Focalin XR®/Ritalin LA®	33.5	28.4
Verelan®	24.6	28.5
Diltiazem®	13.7	18.7
Zanaflex®	12.8	12.6
Other	89.6	79.0

Total product revenue–manufacturing revenue and royalties	281.6	269.0
Contract revenue	17.6	17.2

Total revenue from the EDT Business	299.2	286.2

4	Segment Information

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Our primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of our operations are primarily determined by our products and services rather than the geographical location of our operations. This is reflected by our management and organisational structure and our internal financial reporting structure.

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities, primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), Crohn’s disease (CD), severe chronic pain and infectious diseases. EDT is an established, profitable specialty pharmaceutical business unit of Elan.

Segment results include revenues and expenses directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

Elan Corporation, plc 2008 Annual Report	129

Business Segments

	Biopharmaceuticals		EDT		Total

	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	462.6	230.2	300.4	288.2	763.0	518.4
Less: Inter-segment sales	—	—	(1.2)	(2.0)	(1.2)	(2.0)

Revenue from third parties	462.6	230.2	299.2	286.2	761.8	516.4

Cost of sales	173.4	69.1	121.2	111.5	294.6	180.6

Gross profit	289.2	161.1	178.0	174.7	467.2	335.8
Selling, general and administrative expenses	237.9	553.2	46.6	50.0	284.5	603.2
Research and development expenses	286.8	223.3	47.6	48.4	334.4	271.7

Operating profit/(loss)	(235.5)	(615.4)	83.8	76.3	(151.7)	(539.1)

Other segment information:

Depreciation and amortisation	38.4	124.0	36.3	36.5	74.7	160.5
Capital expenditure (including intangible asset additions)	176.5	18.4	14.4	11.2	190.9	29.6
Share-based compensation expense	38.8	34.8	9.9	10.0	48.7	44.8
Intangible asset impairment	—	273.7	—	—	—	273.7

Segment assets and liabilities
Segment assets	1,197.6	756.2	556.6	549.9	1,754.2	1,306.1
Unallocated assets	—	—	—	—	90.4	292.7

Total assets					1,844.6	1,598.8

Segment liabilities	274.3	187.5	25.1	25.1	299.4	212.6
Unallocated liabilities	—	—	—	—	1,768.6	1,774.6

Total liabilities					2,068.0	1,987.2

Reconciliation of operating loss to net loss:

	2008	2007
	$m	$m

Operating loss	(151.7)	(539.1)
Interest expense	145.6	157.2
Interest income	(13.7)	(44.3)
Investment losses	21.7	0.9
Net charge on debt retirement	—	7.7

Net interest and investment losses	153.6	121.5

Loss before tax	(305.3)	(660.6)

Income tax expense/(benefit)	(270.1)	5.3

Net loss	(35.2)	(665.9)

For revenue analysis by segment, refer to Note 3.

130	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

Geographical Segments

	Ireland		United States		Rest of World		Total

	2008	2007	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	69.1	61.5	496.5	412.5	196.2	42.4	761.8	516.4
Distribution of export revenue from Ireland	—	—	73.6	83.2	186.2	49.5	259.8	132.7
Segment assets	694.5	584.2	1,064.2	917.5	85.9	97.1	1,844.6	1,598.8
Capital expenditure (including intangible asset additions)	156.4	5.8	34.5	23.7	—	0.1	190.9	29.6

Major Customers

The following customers or collaborator contributed 10% or more of our total revenue in 2008 and/or 2007:

	2008	2007

AmerisourceBergen	29.2%	14.1%
Biogen Idec	17.8%	—
Fournier Pharma Corp	8.9%	12.2%
Cardinal Health	5.4%	13.6%
McKesson Corporation	5.1%	10.6%

No other customer accounted for more than 10% of our revenue in 2008 or 2007.

5	Other Charges

The principal items classified as other charges include severance, restructuring and other costs, the write-off of deferred transaction costs, a legal settlement and the impairment of intangible and other assets. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

For the year ended 31 December 2008, included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses were total other charges of $34.3 million for 2008 (2007: $306.1 million) consisting of the following:

2008

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.1	14.5	7.5	22.1
Write-off of deferred transaction costs	—	7.5	—	7.5
Legal settlement	—	4.7	—	4.7

Total other charges	0.1	26.7	7.5	34.3

Elan Corporation, plc 2008 Annual Report	131

2007

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.5	21.7	10.2	32.4
Prialt intangible asset impairment	—	197.5	—	197.5
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2

Total other charges	3.3	292.6	10.2	306.1

Severance, restructuring and other costs

During 2008, we incurred severance, restructuring and other costs of $22.1 million related primarily to the realignment of our commercial activities in Tysabri for CD and the announced closure of our offices in New York and Tokyo, which occurred in March 2009.

During 2007, we incurred severance, restructuring and other costs of $32.4 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business. Due to the dislocation and uncertainty in the financial and credit markets, we have decided to retain the EDT business for the foreseeable future.

Legal settlement

The legal settlement of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc., one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common shares during a defined period. A preliminary settlement agreement has been entered into with respect to this matter. The settlement is subject to finalisation by the parties and to approval by the court.

Prialt intangible asset impairment

The impairment charge of $197.5 million (comprised of $194.0 million of acquired IPR&D costs and $3.5 million of patents and licences) relating to our Prialt intangible assets was as a result of lower projected sales. In light of additional data that became available in 2007, we adjusted our sales forecast for Prialt, which caused projected future cumulative discounted cash flows to be lower than the carrying value of the intangible assets, thus indicating that the carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. As the impairment analysis is principally based on estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, then an additional material impairment charge could arise. At 31 December 2008, the net carrying value of the Prialt intangible asset was $51.4 million.

Maxipime/Azactam intangible and other assets impairment

The Maxipime and Azactam asset impairment charge of $76.2 million is related to the launch of a generic formulation of Maxipime (cefepime hydrochloride) in June 2007 and the anticipated approval of a generic form of Azactam. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative discounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible and other assets, thus indicating that the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as

132	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

the excess of the combined carrying value over the discounted net present value. The remaining net intangible assets’ carrying value was amortised, on a straight-line basis, through 31 December 2007.

6	Net Interest and Investment Losses

	2008	2007
	$m	$m

Interest expense (including amortisation of deferred financing costs):
Interest on 7.75% Notes	68.6	68.4
Interest on Floating Rate Notes due 2011	22.4	29.3
Interest on 8.875% Notes	42.4	42.3
Interest on Floating Rate Notes due 2013	11.5	14.8
Interest on Athena Notes	—	1.7

Total debt interest expense	144.9	156.5
Net foreign exchange losses	—	0.3
Swap expense	—	0.4
Other financial losses	0.7	—

Interest expense	145.6	157.2

Interest income:
Interest income	(11.0)	(42.1)
Net foreign exchange gains	(2.5)	—
Other financial gains	(0.2)	(2.2)

Interest income	(13.7)	(44.3)

Investment losses:
(Gains)/losses on disposal of investments	1.0	(6.6)
Derivative fair value losses	0.6	1.4
Impairment of investments	20.1	6.1

Investment losses	21.7	0.9

Net charge on debt retirement	—	7.7

Net interest and investment losses	153.6	121.5

Investment Losses

In 2008, we recorded a net impairment charge of $10.9 million (2007: $Nil) related to the fund described below and a further impairment charge of $6.0 million (2007: $5.0 million) related to an investment in auction rate securities (ARS). The remaining impairment charges of $3.2 million (2007: $1.1 million) were related to various investments in emerging pharmaceutical and biotechnology companies.

At 31 December 2008 and 2007, all of our liquid investments were invested in bank deposits and funds. In December 2007, due to the dislocations in the capital markets, one of these funds was closed. As a result, at 31 December 2007, the carrying value of our investment in this fund of $274.8 million was no longer included in cash and cash equivalents and was presented as an available-for-sale investment. In conjunction with the closure of the fund, a charge of $3.8 million (comprised of an impairment charge of $3.6 million and a realised loss of $0.2 million) was incurred and netted against a portion of the interest income earned from the fund in 2007. An additional charge of $12.3 million (comprised of an impairment charge of $10.9 million, net of interest income of $2.2 million earned from the fund in 2008, and realised losses of $1.4 million) was incurred in 2008.

At 31 December 2008, we had, at face value, $11.4 million (2007: $11.4 million) of principal invested in ARS, held at a carrying value of $0.4 million (2007: $6.3 million), which represents interests in collateralised debt obligations with long-

Elan Corporation, plc 2008 Annual Report	133

term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. The ARS, which historically had a liquid market and had their interest rates reset monthly through dutch auctions, have continued to fail at auction since September 2007 as a result of the ongoing dislocations experienced in the capital markets. In addition, the ARS, which had AAA/Aaa credit ratings at the time of purchase, were downgraded to CCC-/B1*- ratings in 2008. At 31 December 2008, the estimated fair value of the ARS was $0.4 million (2007: $6.3 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in the fair value of the ARS below their carrying value, we concluded that these securities were impaired and recorded a charge of $6.0 million in 2008 (2007: $5.0 million). Given that the ARS are illiquid, until there is a successful auction for them, the timing of which is presently unknown, the net carrying value has been classified as long-term available-for-sale investments in our Consolidated Balance Sheets at 31 December 2008 and 2007.

The $1.0 million in losses on the sale of investment securities in 2008 is primarily related to realised losses of $1.4 million related to the fund described above. The $6.6 million in gains on the sale of investment securities in 2007 includes gains on sale of securities of Adnexus Therapeutics, Inc. of $3.0 million and Women’s First Healthcare, Inc. of $1.3 million.

For additional information on our available-for-sale investments, please refer to Note 15.

Net Charge on Debt Retirement

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which we recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in 2006, and an additional charge of $7.7 million in 2007.

134	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

7	Loss Before Tax

The loss before tax has been arrived at after charging the following items:

	2008	2007
	$m	$m

Auditor’s remuneration:
Audit fees(1)	2.9	3.0
Audit-related fees(2)	2.8	0.5

Total audit and audit-related fees	5.7	3.5

Tax fees(3)	1.8	0.9

Total fees	7.5	4.4

Directors’ emoluments:
Share-based compensation expense	8.1	9.0
Fees	1.1	0.9
Other emoluments and benefits in kind	1.9	7.4
Pension contributions	0.1	0.1
Payments to retired directors	0.1	0.2

Total directors’ emoluments	11.3	17.6

Amortisation of intangible and other assets	40.0	127.3
Grant amortisation	0.1	0.2
Depreciation of property, plant and equipment	34.7	33.2
Loss on disposal of property, plant and equipment	—	0.1
Impairment of available-for-sale investments	20.1	6.1

Operating lease rentals:
Premises	18.6	22.2
Plant and equipment	0.8	0.5

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to preparation and review of tax returns.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to “Directors’ Interests”, “Directors’ Options” and “Directors’ Remuneration” in the Directors’ Report.

8	Income Tax

The components of the current tax expense/(benefit) for the years ended 31 December were as follows:

	2008	2007
	$m	$m

Current year expense	9.9	4.5

Deferred tax expense/(benefit)—origination and reversal of temporary differences	(280.0)	0.8

Total income tax expense/(benefit) in income statement	(270.1)	5.3

Elan Corporation, plc 2008 Annual Report	135

The income tax benefit of $270.1 million and the tax expense of $5.3 million for 2008 and 2007, respectively, reflect tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents.

The deferred tax benefit of $280.0 million for 2008 (2007: $0.8 million expense) primarily relates to the recognition of tax benefits relating to U.S. DTAs.

A reconciliation of the expected tax expense/(benefit), computed by applying the standard Irish tax rate to loss before tax to the actual tax expense/(benefit), is as follows:

	2008	2007
	$m	$m

Loss before tax	(305.3)	(660.6)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(38.2)	(82.6)
Irish income at reduced rates	(0.9)	(18.3)
Foreign income at rates other than the Irish standard rate	(41.6)	(34.1)
Losses creating no income tax benefit	90.2	140.3
Recognition of U.S. deferred tax assets	(279.6)	—

Income tax expense/(benefit) on income/(loss)	(270.1)	5.3

Our net deferred taxation asset at 31 December was as follows:

	2008	2007
	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(7.1)	(8.1)

Total deferred taxation liabilities	(7.1)	(8.1)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	157.8	8.5
Deferred interest	26.0	—
Net operating losses	50.0	2.3
Share-based compensation–net operating losses	158.1	—
Share-based compensation–outstanding awards	3.8	—

Total deferred taxation assets	395.7	10.8

Net deferred taxation asset	388.6	2.7

The movement in temporary differences during the year were as follows:

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2008	in Income	in Equity	2008
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(8.1)	1.0	—	(7.1)

Total deferred taxation liabilities	(8.1)	1.0	—	(7.1)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	8.5	149.3	—	157.8
Deferred interest	—	26.0	—	26.0
Net operating losses	2.3	47.7	—	50.0
Share-based compensation–net operating losses	—	56.0	102.1	158.1
Share-based compensation–outstanding awards	—	—	3.8	3.8

Total deferred taxation asset/(liability)	10.8	279.0	105.9	395.7

Net deferred taxation asset/(liability)	2.7	280.0	105.9	388.6

136	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2007	in Income	in Equity	2007
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(0.6)	(7.5)	—	(8.1)

Total deferred taxation liabilities	(0.6)	(7.5)	—	(8.1)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	0.8	7.7	—	8.5
Net operating losses	3.3	(0.5)	(0.5)	2.3
Share-based compensation–outstanding awards	0.9	(0.5)	(0.4)	—

Total deferred taxation asset/(liability)	5.0	6.7	(0.9)	10.8

Net deferred taxation asset/(liability)	4.4	(0.8)	(0.9)	2.7

The following deferred tax assets have not been recognised in the balance sheet as it is not probable that the assets will realised in the future.

	2008	2007
	$m	$m

Net operating losses	324.7	350.9
Tax credits	0.4	83.3
Reserves/provision and capitalised items	5.3	82.0
Deferred interest	151.1	170.8
Share-based compensation–net operating losses	—	152.6
Share-based compensation–outstanding awards	—	45.3
Other	7.3	5.1

Total	488.8	890.0

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

				Rest
		U.S.	U.S.	of
	Ireland	State	Federal	World	Total
	2008	2008	2008	2008	2008
	$m	$m	$m	$m	$m

One year	—	—	—	—	—
Two years	—	—	—	—	—
Three years	—	—	39.2	10.2	49.4
Four years	—	2.4	1.0	6.6	10.0
Five years	—	—	—	5.5	5.5
More than five years	2,615.7	177.2	526.0	3.2	3,322.1

Total	2,615.7	179.6	566.2	25.5	3,387.0

At 31 December 2008, certain of our Irish subsidiaries had net operating loss (NOL) carryovers for income tax purposes of $2,615.7 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2008, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $566.2 million and for state income tax purposes of approximately $179.6 million. These net operating losses include share option deductions. The federal net operating losses expire from 2011 to 2025. The state net

Elan Corporation, plc 2008 Annual Report	137

operating losses expire from 2012 to 2025. In addition, at 31 December 2008, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $50.8 million and alternative minimum tax (AMT) credits of $5.0 million. The $36.7 million of research credit will expire from 2009 through 2028 and $14.1 million of orphan drug credit will expire from 2011 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $41.2 million, mostly research credits, of which $40.9 million can be carried to subsequent tax years indefinitely, and $0.3 million which will expire from 2009 to 2011. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2008. Consequently, utilisation of federal and state net operating losses and credits may be subject to certain annual limitations.

The remaining loss carryovers of $25.5 million have arisen in The Netherlands and are subject to time limits and other local rules.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $2,178.4 million at 31 December 2008. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Our tax balance at 31 December was as follows:

	2008	2007
	$m	$m

Income tax prepayments	(3.1)	(2.0)
Current liabilities–income tax payable	10.5	6.9
Non-current liabilities–income tax payable	—	—

Total	7.4	4.9

9	Net Loss Per Share

Basic loss per share is computed by dividing the net loss for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period, by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, restricted stock units (RSUs) and warrants on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share for the years ended 31 December:

	2008	2007

Numerator (amounts in $m):
Basic and diluted net loss	(35.2)	(665.9)
Denominator (amounts in millions):
Denominator for basic and diluted–weighted-average number of Ordinary Shares outstanding	473.5	468.3

Basic and diluted earnings per share:
Basic and diluted net loss per share	$(0.07)	$(1.42)

For the years ended 31 December 2008 and 2007, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive. As at 31 December 2008, there were 22.2 million (2007: 24.2 million) share options and RSUs outstanding that could potentially have a dilutive impact in the future but were anti-dilutive in 2008 and 2007.

138	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

10	Payroll and Related Benefits

The aggregate payroll costs of employees were as follows:

	2008		2007
	$m		$m

Wages and salaries	201.9		188.7
Social security costs	16.0		19.9
Pension costs of defined contribution plans	4.1		4.2
Share-based compensation	49.7	(1)	44.8	(1)
Charge in respect of defined benefit plans	2.6		3.4

Total payroll costs	274.3		261.0

(1)	Including share-based compensation capitalised to property, plant and equipment of $1.0 million (2007: $Nil)

The average number of employees was as follows:

	2008	2007

R&D	638	532
Manufacturing	585	544
Sales	171	281
Administration	289	300

Average number of persons employed	1,683	1,657

At 31 December 2008, we had 1,687 employees (2007: 1,610) worldwide.

11	Pension and Other Employee Benefits Plans

Pensions

(i)	Defined benefit schemes

We fund the pension entitlements of eligible employees through defined benefit plans. Two plans are operated for eligible employees based in Ireland. In general, on retirement, a member is entitled to a pension equal to 1/60th (1/52nd for the executive scheme) of final qualified salary for each year of qualified service, subject to a maximum of 40 years (35 years for the executive scheme). The pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2008 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out at 31 December 2008, using the projected unit credit method and the valuation reports are not available for public inspection.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December	31 December
	2008	2007

Discount rate	5.5%	5.4%
Return on plan assets	6.3%	6.7%
Inflation rate	2.0%	2.4%
Pension increases in payment (where applicable)(1)	2.0%	2.4%
Future salary increases	3.4%	3.8%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

Since no significant market exists for high-quality fixed income investments in Ireland, the assumed discount rate at 31 December 2008 of 5.5% per annum was determined based on the Merrill Lynch AA Corporate 10+ index for AA corporate bonds with durations of 10 years or more (Merrill Lynch Index). The estimated expected cash outflows for each

Elan Corporation, plc 2008 Annual Report	139

of the next 10 years are projected to be less than the estimated contribution inflows. Therefore, we consider the Merrill Lynch Index to be the closest available match for the expected defined benefit payments in the longer term. At 31 December 2007, the assumed discount rate of 5.4% was determined based on the iBoxx Corporate Bond Index for AA rated corporate bonds (iBoxx Index). The Merrill Lynch Index yield was chosen at 31 December 2008 as there is no need to adjust the index to exclude bonds that were downgraded during December 2008 but were not excluded from the iBoxx Index until 2 January 2009.

The expected long-term rate of return on assets of 6.3% was calculated based on the assumptions of the following returns for each asset class: Equities 7.5%, Property 7.0%, Bonds 4.0%, and Cash 2.0%. The fixed interest yield at 31 December 2008 was 4.0%; hence the assumed return on bonds is 4.0%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3.5% and for property the premium is 3.0%.

The amount recognised in the Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	2008	2007
	$m	$m

Present value of benefit obligations	(64.3)	(67.7)
Fair value of plan assets	50.9	76.5

Present value of overfunded/(unfunded) status	(13.4)	8.8
Unamortised net actuarial losses	27.4	3.6

Net asset	14.0	12.4

Amounts recognised in the Consolidated Income Statement in respect of our defined benefit plans:

	2008	2007
	$m	$m

Service cost	4.1	3.3
Interest cost	3.7	3.1
Expected return on plan assets	(5.3)	(4.5)
Amortisation of net actuarial loss	0.1	0.4

Net periodic pension costs	2.6	2.3

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2008	2007
	$m	$m

Projected benefit obligations at 1 January	67.7	69.9
Service cost	4.1	3.3
Interest cost	3.7	3.1
Plan participants’ contributions	1.9	1.8
Actuarial gain	(9.2)	(16.9)
Benefits paid and other disbursements	(0.8)	(0.4)
Foreign exchange rate changes	(3.1)	6.9

Projected benefit obligations at 31 December	64.3	67.7

140	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

Changes in the fair value of the plans’ assets are as follows:

	2008	2007
	$m	$m

Fair value of the plan assets at 1 January	76.5	66.7
Expected return on plan assets	5.3	4.5
Actuarial loss on plan assets	(33.0)	(6.3)
Employer contribution	3.6	2.9
Plan participants’ contributions	1.9	1.8
Benefits paid and other disbursements	(0.8)	(0.4)
Foreign exchange rate changes	(2.6)	7.3

Fair value of plan assets at 31 December	50.9	76.5

The fair value of the plans’ assets at 31 December is analysed as follows:

	2008	2007
	$m	$m

Equities	35.0	58.9
Bonds	8.4	9.6
Property	1.7	2.6
Cash	5.8	5.4

Total fair value of plan assets	50.9	76.5

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The history of the plans for the current and prior periods is as follows:

	2008	2007	2006	2005	2004
	$m	$m	$m	$m	$m

Present value of the defined benefit obligation	(64.3)	(67.7)	(69.9)	(57.9)	(49.4)
Fair value of plan assets	50.9	76.5	66.7	49.4	44.7

Overfunded/(unfunded) status	(13.4)	8.8	(3.2)	(8.5)	(4.7)

Experience adjustments on plan assets	(33.0)	(6.3)	4.1	5.5	0.7

Experience adjustments on plan liabilities	(1.4)	(1.8)	0.8	(3.3)	3.1

We expect to contribute approximately $3.4 million to our defined benefit plans in 2009.

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are expensed in the period they are incurred. The costs of these defined contribution plans were $4.1 million in 2008 (2007: $4.7 million).

(iii)	Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to limits as prescribed by law) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to limits as prescribed by law) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be

Elan Corporation, plc 2008 Annual Report	141

held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

(iv)	Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation, limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. For the year ended 31 December 2008, we recorded $3.9 million (2007: $4.7 million), of expense in connection with the matching contributions under the 401(k) plan.

12	Share-based Compensation

At our Annual General Meeting (AGM) held on 25 May 2006, the Company’s shareholders approved a single Long Term Incentive Plan (2006 LTIP), that provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and restricted share unit plans. Our equity award programme is a long-term retention programme that is intended to attract, retain and provide incentives for Elan employees, officers and directors, and to align shareholder and employee interests. We consider our equity award programme critical to our operation and productivity. Currently, we grant equity awards from the 2006 LTIP, under which awards can be granted to all directors, employees and consultants.

In May 2008, our shareholders approved an amendment to the 2006 LTIP, which provides for an additional 18,000,000 shares to be reserved for issuance under the 2006 LTIP. As at 31 December 2008, there were 18,409,620 (2007: 4,138,640) shares reserved for issuance under the 2006 LTIP.

Share Options

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the date of grant.

The following table summarises the number of options outstanding and available to grant as at 31 December (in thousands):

	Outstanding

	2008	2007

1996 Plan	5,471	7,240
1998 Plan	593	1,206
1999 Plan	6,761	9,038
2006 LTIP	6,335	4,312

Total	19,160	21,796

We also had granted share options as part of past acquisition transactions. At 31 December 2008, there were 64,030 (2007: 69,743) options and 11,848 (2007: 31,100) options outstanding in relation to the Liposome Company, Inc. and Dura acquisitions, respectively.

142	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

The share options outstanding, vested and expected to vest, and exercisable are summarised as follows:

	No. of Options
	(In thousands)	WAEP(1)

Outstanding at 31 December 2006	24,190	$17.52
Exercised	(3,765)	6.48
Granted	3,870	14.55
Forfeited	(736)	16.17
Expired	(1,662)	30.46

Outstanding at 31 December 2007	21,897	$17.89
Exercised	(3,596)	12.62
Granted	2,843	19.11
Forfeited	(596)	17.84
Expired	(1,312)	32.45

Outstanding at 31 December 2008	19,236	$18.00
Exercisable at 31 December 2008	12,781	$19.04

(1)	Weighted-average exercise price

The weighted-average share price at the date of exercise for share options exercised during the year was $27.39 (2007: $18.75).

At 31 December 2008, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
Range	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP

	(In thousands)	(In years)		(In thousands)	(In years)

$ 1.93-$10.00	5,071	5.5	$5.33	4,112	4.8	$4.91
$10.01-$25.00	9,422	7.1	$15.45	5,129	6.1	$15.78
$25.01-$40.00	3,330	5.0	$29.58	2,127	2.7	$31.53
$40.01-$58.60	1,413	2.3	$53.24	1,413	2.3	$53.24

$1.93-$58.60	19,236	6.0	$18.00	12,781	4.7	$19.04

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

We use the implied volatility for traded options on our shares with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee share options. The expected dividend yield assumption is based on the history and expectation of dividend payouts.

Elan Corporation, plc 2008 Annual Report	143

As share-based compensation expense recognised in the Consolidated Income Statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. IFRS 2, “Share-based Payments”, (IFRS 2) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and our estimate of future employee turnover.

The estimated weighted-average grant date fair value of individual options granted during 2008 and 2007 was $11.25 and $8.85, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2008	2007

Risk-free interest rate	2.88%	4.88%
Expected volatility	76.7%	63.0%
Expected dividend yield	—	—
Expected life(1)	—	—

(1)	The expected lives of options granted in 2008, as derived from the output of the binomial model, ranged from 4.4 years to 7.3 years (2007: 5.0 years to 8.0 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

In February 2006, we began to grant RSUs to certain employees. The RSUs generally vest between one and four years from the date of grant and shares are issued to employees as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date.

The non-vested RSUs are summarised as follows:

		Weighted Average
	No. of RSUs	Grant Date
	(In thousands)	Fair Value

Non-vested at 1 January 2007	1,297	$15.90
Granted	1,723	13.95
Vested	(366)	15.65
Forfeited	(372)	14.98

Non-vested at 31 December 2007	2,282	14.62
Granted	1,601	25.01
Vested	(653)	14.90
Forfeited	(329)	17.72

Non-vested at 31 December 2008	2,901	$19.94

Employee Equity Purchase Plans

In June 2004, our shareholders approved the Employee Equity Purchase Plan (EEPP). The EEPP is a qualified plan under Sections 421 and 423 of the IRC and became effective on 1 January 2005 for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan allows eligible employees to purchase common shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors, pursuant to the EEPP, subsequently established the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Sharesave Plans). The Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of a 36-month saving period. No options are currently outstanding under the Sharesave Plans.

144	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the EEPP. In total, 3,000,000 shares have been reserved for issuance under the Sharesave Plans and U.S. Purchase Plan combined. In 2008, 313,954 (2007: 272,931) shares were issued under the U.S. Purchase Plan and 29,946 shares were issued under the Sharesave Plans (2007: Nil). At 31 December 2008, 1,377,603 shares (2007: 1,721,053 shares) were reserved for future issuance under the EEPP.

The options issued under the Sharesave Plans were granted in 2005 and the estimated fair values of the options were expensed over the 36-month saving period from the grant date. The fair value per option granted under the Sharesave Plans in 2005 was $11.68. The weighted-average fair value of options granted under the U.S. Purchase Plan during the 12 months ended 31 December 2008 was $6.40. The estimated fair values of these options were charged to expense over the respective three-month offering periods. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended 31 December, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2008	2007

Share price	$21.56	$16.36
Exercise price	$18.33	$13.91
Expected volatility(1)	74.0%	53.2%
Expected life	3 months	3 months
Expected dividend yield	—	—
Risk-free interest rate	1.46%	4.87%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

Share-Based Compensation Expense

In April 2007, we modified outstanding share option grants and outstanding 2007 RSUs held by members of the Operating Committee of Elan (15 members at the modification date) to provide for the accelerated vesting of the awards upon involuntary termination, for any reason other than cause, together with the extension of the period to exercise outstanding share options for a two-year period (previously 90 days) from the termination date. This resulted in the fair value of the outstanding options being remeasured at the modification date. The impact of the modification for all applicable outstanding awards amounted to additional share-based compensation expense of $4.1 million, which has been and will be recognised as expense over the remaining vesting terms of the awards from the modification date.

During 2008, we recognised total expenses of $48.7 million (excluding share-based compensation capitalised to property, plant and equipment of $1.0 million; 2007: $Nil) (2007: $44.8 million) related to equity-settled share-based awards calculated in accordance with IFRS 2. The expenses have been recognised in the following line items in the Consolidated Income Statement:

	2008	2007
	$m	$m

Cost of sales	2.3	3.9
Selling, general and administrative expenses	27.4	24.7
Research and development expenses	19.0	16.2

Total	48.7	44.8

Share-based compensation (including share-based compensation capitalised to property, plant and equipment of $1.0 million; 2007: $Nil) arose under the following awards:

	2008	2007
	$m	$m

RSUs	23.9	14.1
Share options	23.8	29.4
Employee Equity Purchase Plans	2.0	1.3

Total	49.7	44.8

Elan Corporation, plc 2008 Annual Report	145

13	Goodwill and Other Intangible Assets

	Patents,
	Licences &	Acquired
	Other	IPR&D	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2007	895.7	356.9	45.2	1,297.8
Additions	6.0	1.0	—	7.0
Disposals	(0.3)	—	—	(0.3)

At 31 December 2007	901.4	357.9	45.2	1,304.5

Additions	131.7	—	—	131.7
Disposals	(0.5)	—	—	(0.5)

At 31 December 2008	1,032.6	357.9	45.2	1,435.7

Accumulated Amortisation
At 1 January 2007	(548.1)	(68.0)	—	(616.1)
Amortised in period	(95.5)	(27.6)	—	(123.1)
Impairments	(76.9)	(194.0)	—	(270.9)

At 31 December 2007	(720.5)	(289.6)	—	(1,010.1)

Amortised in period	(32.6)	(7.4)	—	(40.0)
Disposals	0.5	—	—	0.5

At 31 December 2008	(752.6)	(297.0)	—	(1,049.6)

Net book value: 31 December 2008	280.0	60.9	45.2	386.1
Net book value: 31 December 2007	180.9	68.3	45.2	294.4

At 31 December 2008, the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 13 years, were as follows:

	2008	2007
	$m	$m

Tysabri	154.8	36.9
Alzheimer’s disease	63.1	70.1
Prialt	51.4	57.8
Verelan	16.6	24.9
Other intangible assets	55.0	59.5

Total other intangible assets	340.9	249.2

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on our Consolidated Balance Sheet at 31 December 2008. The intangible assets have been and will be amortised on a straight-line basis over approximately 11 years. There are no additional milestone payments required for us to retain our approximate 50% profit share.

Except as discussed below, no other impairment indicators were triggered for our intangible assets.

146	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

In June 2007, we recorded an impairment charge of $76.2 million (comprised of $73.4 million relating to intangible assets and $2.8 million relating to other non-current assets), relating to the Maxipime and Azactam intangible assets. For additional information, refer to Note 5.

In December 2007, we recorded an impairment charge of $197.5 million relating to the Prialt intangible assets, which comprised of acquired IPR&D costs of $194.0 million and patents and licences of $3.5 million. For additional information, refer to Note 5.

At 31 December 2008, the goodwill balance of $45.2 million is in relation to our NanoSystems business. The recoverable amount used in the goodwill impairment testing for the NanoSystems business is based on value in use calculations. The cash flow projections used are based on the most recent business plans that include our latest estimates on revenue growth and new business generation for the NanoSystems business, assuming a constant rate of growth in operating expenses. The growth rate exceeds the average long-term growth rate of the industry as it is based on assumptions of significant new business generation for the NanoSystems business. A pre-tax discount rate of 10% has been used in discounting the projected cash flows. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expect the intellectual property created through those companies’ R&D processes to result in a future earnings stream. Acquired IPR&D represents a portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D activity but rather for the value created through previous R&D activity. Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from the acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market.

The amortisation charge for total intangible assets is recognised in the following line items in the Consolidated Income Statement:

	2008	2007
	$m	$m

Cost of sales	12.9	9.4
Selling, general and administrative expenses	15.3	101.9
Research and development expenses	11.8	11.8

Total	40.0	123.1

Elan Corporation, plc 2008 Annual Report	147

14	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2007	290.3	283.8	574.1
Additions	5.4	17.2	22.6
Disposals	(3.0)	(10.7)	(13.7)

At 31 December 2007	292.7	290.3	583.0

Additions	34.8	24.4	59.2
Disposals	(2.1)	(2.9)	(5.0)

At 31 December 2008	325.4	311.8	637.2
Accumulated depreciation:
At 1 January 2007	(66.5)	(165.6)	(232.1)
Charged in year	(9.4)	(23.8)	(33.2)
Disposals	1.5	9.7	11.2

At 31 December 2007	(74.4)	(179.7)	(254.1)

Charged in year	(10.5)	(24.2)	(34.7)
Disposals	0.9	2.5	3.4

At 31 December 2008	(84.0)	(201.4)	(285.4)

Net book value: 31 December 2008	241.4	110.4	351.8

Net book value: 31 December 2007	218.3	110.6	328.9

Property and equipment disposals during 2008 primarily relate to the realignment of our commercial activities in Tysabri for CD and the announced closure of our New York office, which occurred in March 2009. The disposals during 2007 primarily was related to the consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

Included in the carrying value of property, plant and equipment is $210.3 million (2007: $229.1 million) relating to our manufacturing and fill-finish facilities in Athlone, Ireland. We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At 31 December 2008, our best estimates of the likely success of development and commercialisation of our pipeline products support the carrying value of our manufacturing facilities.

The net book value of property, plant and equipment held under finance leasing arrangements at 31 December 2008 amounted to $5.0 million (2007: $7.0 million), which is net of $68.3 million of accumulated depreciation (2007: $66.0 million). Depreciation expense for the period amounted to $2.3 million (2007: $3.0 million).

We have capital commitments for the purchase or construction of property, plant and equipment totalling $31.4 million (2007: $12.7 million), primarily related to the leasehold improvements for two new buildings that are under construction and located in South San Francisco. Included in property, plant and equipment are assets under construction of $26.4 million (2007: $9.8 million).

148	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

The depreciation charge for property, plant and equipment recognised in the following line items in the income statement:

	2008	2007
	$m	$m

Cost of sales	19.8	20.0
Selling, general and administrative expenses	6.0	5.4
Research and development expenses	8.9	7.8

Total	34.7	33.2

15 Available-for-Sale Investments

Current available-for-sale investments include the following:

	2008	2007
	$m	$m

Debt securities—current	27.7	268.1
Quoted equity securities	2.7	8.8
Derivatives	0.1	—

Total	30.5	276.9

At 31 December 2008 and 2007, all of our liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the total carrying value of our holding in the fund of $274.8 million (current: $268.1 million; non-current: $6.7 million) at 31 December 2007 no longer qualified as cash equivalents and was presented as an available-for-sale investment. The balance had been reclassified to current and non-current available-for-sale debt securities based on the expected liquidation of investments in the fund. In 2008, we recorded an impairment charge of $13.1 million (2007: $3.8 million), $10.9 million of which was included within net investment losses and the remaining $2.2 million (2007: $3.8 million) was classified within interest income. At 31 December 2008, the total fair market value of our remaining holding of $27.7 million in the fund was held in current available-for-sale debt securities. The remaining underlying securities in the fund have various contractual maturity dates through 2050.

At 31 December 2008 and 2007, quoted equity securities consisted of equity investments in small emerging pharmaceutical and biotechnology companies.

Non-current available-for-sale investments include the following:

	2008	2007
	$m	$m

Debt securities—non-current	0.4	13.0
Unquoted equity securities	9.5	13.2

Total	9.9	26.2

At 31 December 2008, the non-current available-for-sale debt securities balance consisted of an investment in ARS, which had a fair market value of $0.4 million, including an unrealised gain of $0.1 million. The collateralised debt obligations underlying the ARS have various contractual maturity dates through 2043. At 31 December 2007, the non-current available-for-sale debt securities balance consisted of investments in ARS and the fund described above, which had fair market values of $6.3 million and $6.7 million, respectively. For additional information on the ARS, please refer to Note 6.

Non-current unquoted equity securities are comprised of investments in small privately held biotechnology companies.

Elan Corporation, plc 2008 Annual Report	149

16	Other Assets

	2008	2007
	$m	$m

Other non-current assets:
Pension assets	14.0	12.4
Other non-current assets	10.0	11.0

Total other non-current assets	24.0	23.4

	2008	2007
	$m	$m

Other current assets:
Prepayments	13.4	9.4
Other receivables	0.8	7.7

Total other current assets	14.2	17.1

17	Inventory

Our product inventory at 31 December consisted of the following:

	2008	2007
	$m	$m

Raw materials	9.6	8.9
Work-in-process	7.7	5.8
Finished goods	12.5	22.0

Total inventory	29.8	36.7

The replacement cost of inventory does not differ materially from its carrying value.

18	Accounts Receivable

Our accounts receivable at 31 December consisted of the following:

	2008	2007
	$m	$m

Accounts receivable	197.0	137.4
Less amounts provided for doubtful debts	(0.9)	—

Accounts receivable, net	196.1	137.4

Our provision for doubtful debts activity was as follows:

	2008	2007
	$m	$m

Provision for doubtful debts:
Balance at 1 January	—	(0.7)
Income statement charge	(0.9)	—
Amounts utilised	—	0.7

Balance at 31 December	(0.9)	—

150	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

The following customers or collaborator account for more than 10% of our accounts receivable at 31 December 2008 and/or 2007:

	2008	2007

AmerisourceBergen Corp.	28%	28%
Fournier Pharma Corp.	21%	25%
Biogen Idec	15%	5%

No other customer accounted for more than 10% of our accounts receivable balance at either 31 December 2008 or 2007.

19 Restricted Cash

At 31 December 2008, we had total restricted cash (current and non-current) of $35.2 million (2007: $29.6 million) that has been pledged to secure certain letters of credit.

20 Long-term Debt

Our long-term debt is carried at amortised cost and consisted of the following at 31 December:

	Original	2008	2007
	Maturity	$m	$m

7.75% Notes	November 2011	841.0	838.3
Floating Rate Notes due 2011	November 2011	296.8	295.9
8.875% Notes	December 2013	457.9	456.8
Floating Rate Notes due 2013	December 2013	147.7	147.4

Total long-term debt		1,743.4	1,738.4

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% senior fixed rate notes (7.75% Notes) due 15 November 2011, issued by Elan Finance plc (Elan Finance). Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. We may redeem the 7.75% Notes, in whole or in part, at an initial redemption price of 103.875% of their principal amount, which decreases to par over time, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2008 amounted to $68.6 million (2007: $68.4 million). At 31 December 2008, interest accrued was $8.2 million (2007: $8.2 million).

The outstanding principal amount of the 7.75% Notes was $850.0 million at 31 December 2008 (2007: $850.0 million), and has been recorded net of unamortised financing costs of $9.0 million (2007: $11.7 million).

Floating Rate Notes due 2011

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of floating rate notes due 15 November 2011 (Floating Rate Notes due 2011), also issued by Elan Finance. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bore interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2011. We may redeem the Floating Rate Notes due 2011, in whole or in part, at par plus accrued interest.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2008 amounted to $22.4 million (2007: $29.3 million). At 31 December 2008, interest accrued was $2.4 million (2007: $3.4 million).

Elan Corporation, plc 2008 Annual Report	151

The outstanding principal amount of the Floating Rate Notes due 2011 was $300.0 million at 31 December 2008 (2007: $300.0 million), and has been recorded net of unamortised financing costs of $3.2 million (2007: $4.1 million).

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% senior fixed rate notes due 1 December 2013 (8.875% Notes) issued by Elan Finance. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to 1 December 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on 1 December 2010 at an initial redemption price of 104.438% of their principal amount, plus accrued and unpaid interest. In addition, at any time after 23 February 2008 and on or prior to 1 December 2009, we may redeem up to 35% of the 8.875% Notes using the proceeds of certain equity offerings at a redemption price of 108.875% of the principal, which decreases to par over time, plus accrued and unpaid interest. The proceeds from the offering, including the floating rate notes due 1 December 2013 (Floating Rate Notes due 2013) below, were used principally to redeem the Athena Notes in January 2007.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2008 amounted to $42.4 million (2007: $42.3 million). At 31 December 2008, interest accrued was $3.3 million (2007: $3.3 million).

The outstanding principal amount of the 8.875% Notes was $465.0 million at 31 December 2008 (2007: $465.0 million), and has been recorded net unamortised financing costs of $7.1 million (2007: $8.2 million).

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due 2013, also issued by Elan Finance. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013. We may redeem the Floating Rate Notes due 2013, in whole or in part, at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2008 amounted to $11.5 million (2007: $14.8 million). At 31 December 2008, interest accrued was $0.8 million (2007: $1.1 million).

The outstanding principal amount of the Floating Rate Notes due 2013 was $150.0 million at 31 December 2008 (2007: $150.0 million), and has been recorded net unamortised financing costs of $2.3 million (2007: $2.6 million).

For additional information related to interest expense on our debt, refer to Note 6.

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

152	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross-acceleration provisions.

Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit of $223.4 million at 31 December 2008 has no impact on our ability to comply with our debt covenants.

21 Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2008	2007
	$m	$m

Non-current liabilities:
Deferred rent	22.7	25.5
Other liabilities	11.1	14.8

Non-current liabilities	33.8	40.3

	2008	2007
	$m	$m

Current liabilities:
Tysabri milestone payment	50.0	—
Accrued royalties payable	42.3	23.4
Payroll and related taxes	38.9	46.2
Clinical trial accruals	24.0	15.0
Accrued interest	14.7	16.0
Restructuring accrual (see below)	10.9	10.6
Sales and marketing accruals	9.6	23.3
Deferred rent	5.5	1.8
Other accruals	40.8	36.3

Current liabilities	236.7	172.6

We exercised our option to pay a $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on our Consolidated Balance Sheet at 31 December 2008. Refer to Notes 13 and 28 for additional information.

Elan Corporation, plc 2008 Annual Report	153

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

			Other
	Facilities	Severance	costs	Total
	$m	$m	$m	$m

Balances at 1 January 2007	0.6	6.2	—	6.8
Restructuring and other charges	1.3	30.7	1.3	33.3
Reversal of prior year accrual	—	(0.9)	—	(0.9)
Cash payments	(0.8)	(24.8)	(0.1)	(25.7)
Non-cash charges	—	(1.7)	(1.2)	(2.9)

Balances at 31 December 2007	1.1	9.5	—	10.6

Restructuring and other charges	0.8	20.3	1.6	22.7
Reversal of prior year accrual	—	(0.6)	—	(0.6)
Cash payments	(1.9)	(17.2)	—	(19.1)
Non-cash charges	—	(1.3)	(1.4)	(2.7)

Balances at 31 December 2008	—	10.7	0.2	10.9

During 2008, we incurred severance, restructuring and other costs of $22.1 million (2007: $32.4 million) arising principally from restructuring activities. For additional information, refer to Note 5.

22 Provisions

We have recorded provisions for litigation and administrative proceedings of $5.9 million at 31 December 2008 (2007: $1.7 million). For additional information, refer to Note 29.

23 Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2008 and 2007:
Ordinary Shares (par value 5 Euro cent)	670,000,000
Executive Shares (par value 1.25 Euro) (Executive Shares)	1,000
“B” Executive Shares (par value 5 Euro cent) (“B” Executive Shares)	25,000

	At 31 December 2008			At 31 December 2007

		Percentage			Percentage
		of Total			of Total
Issued and Fully Paid Share Capital	Number	Share Capital	$000s	Number	Share Capital	$000s

Ordinary Shares	474,728,319	100%	27,573	470,195,498	100%	27,412
Executive Shares	1,000	—	2	1,000	—	2
“B” Executive Shares	21,375	—	2	21,375	—	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any of our meetings, or the right to be paid a dividend out of our profits, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of our profits except for such dividends as the directors may from time to time determine.

On 6 September 2007, the board of directors approved the cancellation of 850,947 Ordinary Shares that were previously held in treasury shares and, accordingly, all of the treasury shares were retired in 2007.

154	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

24 Retained Loss

Retained loss at 31 December consisted of the following:

	2008	2007
	$m	$m

Holding company	(4,240.0)	(4,210.7)
Subsidiary undertakings	(1,888.6)	(1,913.7)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(6,702.9)	(6,698.7)

25 Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign exchange rates and interest rates, as well as the creditworthiness of our counterparties.

We manage our financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

a Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale.

The carrying value and fair value of financial assets by category were as follows:

		Fair Value
	Available-	Through		Total
	for-	Income	Loans and	Carrying
	Sale	Statement	Receivables	Value	Fair Value
	$m	$m	$m	$m	$m

At 31 December 2008:
Cash and cash equivalents	—	—	375.3	375.3	375.3
Restricted cash	—	—	35.2	35.2	35.2
Available-for-sale investments	40.3	—	—	40.3	40.3
Accounts receivable	—	—	196.1	196.1	196.1
Derivatives	—	0.1	—	0.1	0.1
Other receivables and non-current assets(1)	—	—	6.4	6.4	6.4

Total financial assets at 31 December 2008	40.3	0.1	613.0	653.4	653.4

At 31 December 2007:
Cash and cash equivalents	—	—	423.5	423.5	423.5
Restricted cash	—	—	29.6	29.6	29.6
Available-for-sale investments	303.1	—	—	303.1	303.1
Accounts receivable	—	—	137.4	137.4	137.4
Other receivables and non-current assets(1)	—	—	14.9	14.9	14.9

Total financial assets at 31 December 2007	303.1	—	605.4	908.5	908.5

(1)	Excludes maintenance spare parts of $4.1 million in 2008 (2007: $3.8 million).

Elan Corporation, plc 2008 Annual Report	155

The carrying value and fair value of our financial liabilities, which are all held at amortised cost, were as follows:

	Carrying Value	Fair Value
	$m	$m

At 31 December 2008:
7.75% Notes	841.0	493.0	(1)
Floating Rate Notes due 2011	296.8	159.0	(1)
8.875% Notes	457.9	240.1	(1)
Floating Rate Notes due 2013	147.7	70.7	(1)
Accounts payable	37.7	37.7
Accrued and other financial liabilities(1)	234.7	234.7

Total financial liabilities at 31 December 2008	2,015.8	1,235.2

At 31 December 2007:
7.75% Notes	838.3	795.8	(1)
Floating Rate Notes due 2011	295.9	284.3	(1)
8.875% Notes	456.8	456.3	(1)
Floating Rate Notes due 2013	147.4	144.2	(1)
Accounts payable	27.3	27.3
Accrued and other financial liabilities(1)	177.0	177.0

Total financial liabilities at 31 December 2007	1,942.7	1,884.9

(1)	The fair values of our debt instruments were based on unadjusted quoted prices.

(2)	Excludes deferred rent of $22.7 million (2007: $25.5 million) and other non-financial liabilities of $13.1 million (2007: $9.8 million).

b Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

The following table summarises the maturities and market risks associated with our variable interest-bearing financial liabilities outstanding at 31 December 2008:

	2009	2010	2011	2012	2013	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Variable rate debt(1)(2)	—	—	300.0	—	150.0	—	450.0
Average interest rate	—	—	7.13%	—	7.44%	—	7.23%

(1)	Represents 25.5% of all outstanding debt.

(2)	Variable interest rates are based on average LIBOR rates in 2008.

The following table summarises the maturities and market risks associated with our variable interest-bearing financial liabilities outstanding at 31 December 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Variable rate debt(1)(2)	—	—	—	300.0	—	150.0	450.0
Average interest rate	—	—	—	9.48%	—	9.67%	9.54%

(1)	Represents 25.5% of all outstanding debt.

(2)	Variable interest rates are based on average LIBOR rates in 2007.

156	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December was as follows:

	2008	2008	2008	2008
	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	375.3	—	375.3
Restricted cash—current	—	20.2	—	20.2
Restricted cash—non-current	—	15.0	—	15.0
Available-for-sale investments—current	—	27.7	2.8	30.5
Available-for-sale investments—non-current	—	0.4	9.5	9.9

	2007	2007	2007	2007
	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	423.5	—	423.5
Restricted cash—current	—	20.1	—	20.1
Restricted cash—non-current	—	9.5	—	9.5
Available-for-sale investments—current	—	268.1	8.8	276.9
Available-for-sale investments—non-current	—	13.0	13.2	26.2

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest relating to our investments and variable rate debt would have increased the net loss by $0.1 million in 2008 (2007: $0.6 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net loss in 2008 and 2007.

c Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 25a to the Consolidated Financial Statements.

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

Our principal sovereign risk relates to investments in U.S. Treasuries funds; however, we consider this risk to be remote.

At the balance sheet date, we have a significant concentration of credit risk given that our main customers, Amerisource Bergen Corp., Fournier Pharma Corp. and Biogen Idec, account for 64% of our accounts receivable balance at 31 December 2008. However, we do not believe our credit risk in relation to these three customers is significant, as they each have an investment grade credit rating. No other customer accounted for more than 10% of our accounts receivable balance at either 31 December 2008 or 2007.

Elan Corporation, plc 2008 Annual Report	157

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2008	2007
	$m	$m

United States	127.5	86.1
Ireland	44.4	35.5
Rest of world	24.2	15.8

Total	196.1	137.4

At 31 December 2008, $25.9 million (2007: $23.8 million) of our total accounts receivable balance was past due but not impaired. The majority of this balance at 31 December 2008 was received in January 2009. At 31 December 2008, we had provisions for doubtful debts of $0.9 million (2007: $Nil).

d Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement. Consequently, we enter into forward contracts to manage our non-U.S. dollar foreign exchange risks and reduce exposures to market fluctuations in foreign exchange rates, where appropriate. We do not enter into derivative financial instruments for trading or speculative purposes.

The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the Euro. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets, and revenue received in Euros arising from sales of Tysabri in the European Union. Our exchange rate risk is partially mitigated by these counteracting exposures.

We did not enter into any forward contracts in 2008. During 2007, we entered into a number of Euro forward currency contracts at various rates of exchange that required us to sell U.S. dollars for Euros on various dates. These forward contracts expired on various dates throughout 2007. There were no forward contracts outstanding at 31 December 2008 and 2007.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

	2008	2007
Monetary Assets/(Liabilities)	$m	$m

Sterling	(3.4)	4.8
Euro	(12.9)	(4.6)
Yen	1.2	2.4

Total	(15.1)	2.6

158	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) shareholders’ equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December		At 31 December
	2008		2007

	Equity	Net Loss	Equity	Net Loss
	$m	$m	$m	$m

Sterling	—	(0.3)	1.5	0.5
Euro	—	(1.3)	—	(0.5)
Yen	0.1	0.1	0.1	0.2

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

e Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $2.7 million (2007: $8.8 million). These investments are primarily in small emerging pharmaceutical and biotechnology companies. A decrease of 10% in equity prices would result in a decrease of $0.3 million in the fair value of our available-for-sale quoted investments. The decrease would be recognised directly in equity unless it has been determined to be an impairment, in which case, it would be recognised in the income statement. An increase of 10% in equity prices would result in an increase of $0.3 million in the fair value of our available-for-sale quoted investments. The increase would be recognised directly in equity.

f Liquidity and Capital

Elan is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. We are focused on creating shareholder value through innovative science.

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current investment securities.

Our objectives when managing our liquid resources are:

•	To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

•	To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ deficit at 31 December were as follows:

	2008	2007
	$m	$m

Cash and cash equivalents	375.3	423.5
Restricted cash–current	20.2	20.1
Available-for-sale investments–current	30.5	276.9

Total liquid resources	426.0	720.5
Shareholders’ deficit	(223.4)	(388.4)

Elan Corporation, plc 2008 Annual Report	159

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2008 consisted of cash and cash equivalents of $375.3 million, which excludes current restricted cash of $20.2 million and current available-for-sale investments of $30.5 million.

At 31 December 2008 and 2007, all of our liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the total carrying value of our holding in the fund of $274.8 million (current: $268.1 million; non-current: $6.7 million) at 31 December 2007 no longer qualified as cash equivalents and was presented as an available-for-sale investment. The balance had been reclassified to current and non-current debt securities based on the expected liquidation of investments in the fund. In 2008, we recorded an impairment charge of $13.1 million (2007: $3.8 million), $10.9 million of which was included within net investment losses and the remaining $2.2 million (2007: $3.8 million) was classified within net interest expense. At 31 December 2008, the total fair market value of our remaining holding of $27.7 million in the fund was held in current available-for-sale debt securities. The remaining underlying securities in the fund have various contractual maturity dates through 2050.

At 31 December 2008, our shareholders’ deficit was $223.4 million, compared to $388.4 million at 31 December 2007. The increase is primarily due to adjustments to the recognition of deferred tax benefits in shareholders’ equity that exceed cumulative share-based compensation expense, the share-based compensation cost recorded in 2008 and adjustments to share premium relating to shares issued, partially offset by the net loss incurred during the year. The net loss for the year ended 31 December 2008 included an income tax benefit of $270.1 million, which primarily resulted from the recognition of deferred tax benefits. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, bapineuzumab) or the occurrence of other circumstances or events described under “Risk Factors” section of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (including the 7.75% Notes, the Floating Rate Notes due 2011, the 8.875% Notes and the Floating Rate Notes due 2013); consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

On 13 January 2009, we announced that the board of directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement is to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialisation of our extensive pipeline and product portfolio while maximising the ability of our shareholders to participate in the resulting longer term value creation. The range of alternatives that will be

160	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

assessed could include a minority investment, strategic alliance, or a merger or sale. We are committed to completing the review of potential alternatives as promptly as practicable. However, there can be no assurances that any particular alternative will be pursued or that any transaction will occur, or on what terms.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total	Total
	Carrying	Contractual	Less than			More than
	Value	Cash Flows	1 Year	1-3 Years	3-5 Years	5 Years
	$m	$m	$m	$m	$m	$m

At 31 December 2008:
7.75% Notes	841.0	1,039.6	65.9	973.7	—	—
Floating Rate Notes due 2011(1)	296.8	346.8	16.2	330.6	—	—
8.875% Notes	457.9	668.4	41.3	82.5	544.6	—
Floating Rate Notes due 2013(2)	147.7	191.0	8.3	16.7	166.0	—
Accounts payable	37.7	37.7	37.7	—	—	—
Accrued and other financial liabilities(3)	234.7	234.7	230.6	—	—	4.1

Total at 31 December 2008	2,015.8	2,518.2	400.0	1,403.5	710.6	4.1

At 31 December 2007:
7.75% Notes	838.3	1,105.5	65.9	131.8	907.8	—
Floating Rate Notes due 2011(1)	295.9	404.4	26.9	53.9	323.6	—
8.875% Notes	456.8	709.6	41.3	82.5	82.5	503.3
Floating Rate Notes due 2013(2)	147.4	231.0	13.7	27.3	27.3	162.7
Accounts payable	27.3	27.3	27.3	—	—	—
Derivative financial instruments	0.6	0.6	0.6	—	—	—
Accrued and other financial liabilities(3)	177.0	177.0	169.4	—	—	7.6

Total at 31 December 2007	1,943.3	2,655.4	345.1	295.5	1,341.2	673.6

(1)	The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.0%. To calculate our estimated future interest payments at 31 December 2008 and 2007, we used the LIBOR at each year-end date.

(2)	The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.125%. To calculate our estimated future interest payments at 31 December 2008 and 2007, we used the LIBOR at each year-end date.

(3)	Excludes deferred rent of $22.7 million (2007: $25.5 million) and other non-financial liabilities of $13.1 million (2007: $9.8 million).

26 Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2024. The major components of our operating leases that were in effect at 31 December 2008 are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilised for R&D, administration and other corporate functions. The leases expire between December 2012 and December 2014. Thereafter, we have an option to renew for two additional five-year periods.

In August 1996 and August 2000, we entered into lease agreements for our R&D facility located in King of Prussia, Pennsylvania. The lease agreements expire in May 2012 and April 2011, respectively.

In September 2004, we entered into a lease agreement for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. In April 2008, we entered into another lease agreement for an additional space at the Treasury Building. This lease expires in July 2014, with an option to renew for two additional 10-year periods. The agreement provides us with a 15-month rent-free period commencing at the beginning of the lease.

Elan Corporation, plc 2008 Annual Report	161

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is under construction and will be utilised for R&D, sales and administrative functions. The lease term commenced in March 2009. The lease term is 15 years, with an option to renew for one additional five-year period. The agreement provides us with the option to cancel 10 years from the commencement date. The cancellation will require a one-year written notice and will include a penalty equal to nine months of rental payments and any unamortised landlord costs for tenant improvements. At 31 December 2008, we estimate the total rental payments and leasehold improvement incentives to be $99.9 million and $7.2 million, respectively. The rental payments and leasehold improvement incentives will be finalised upon completion of the building.

In July 2007, we entered into a lease agreement for a portion of a building in South San Francisco, California. The leased space is for our sales and administrative functions. The lease period expires in August 2009. We have notified the landlord that we will not renew the lease after the expiration of the lease in August 2009.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is under construction and will be utilised for R&D, sales and administrative functions. We expect the lease term to commence in the first quarter of 2010. The lease term is 15 years, with an option to renew for one additional five-year period. The agreement provides us with the option to cancel 10 years from the commencement date. The cancellation will require a one-year written notice and will include a penalty equal to nine months of rental payments and any unamortised landlord costs for tenant improvements. At 31 December 2008, we estimate the total rental payments and leasehold improvement incentives to be $82.7 million and $5.6 million, respectively. The rental payments and leasehold improvement incentives will be finalised upon completion of the building.

In December 2008, we announced the planned closure of the New York office, which occurred in March 2009. The lease period expires in February 2015. The future rental commitments relating to this lease are included in the table below.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded an expense under operating leases for premises and plant and equipment of $19.4 million in 2008 (2007: $22.7 million). We had no sublease income in any of these periods. At 31 December, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	2008		2007
	$m		$m

Less than one year	19.2	(1)	17.1
Between one and five years	106.9	(1)	99.6
More than five years	143.2		159.1

Total	269.3		275.8

(1)	Net of estimated incentives for tenant leasehold improvements of $7.2 million , $3.7 million and $1.9 million in 2009, 2010 and 2011, respectively.

Finance Leases

The net book value of property, plant and equipment held under finance leasing agreements at 31 December 2008 amounted to $5.0 million (2007: $7.0 million), which is net of $68.3 million of accumulated depreciation (2007: $66.0 million). Depreciation expense for the period amounted to $2.3 million (2007: $3.0 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $32.8 million at 31 December 2008 (2007: $37.6 million).

162	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

27 Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2008	2007
	$m	$m

Contracted for	31.4	12.7
Not-contracted for	43.1	1.8

Total	74.5	14.5

At 31 December 2008, the directors had authorised capital commitments for the purchase of property, plant and equipment of $31.4 million (2007: $12.7 million), primarily related to the leasehold improvements for two new buildings that are under construction and located in South San Francisco.

At 31 December 2008, we had commitments to invest $5.1 million (2007: $1.8 million) in healthcare managed funds.

For information on lease commitments, refer to Note 26. For litigation and administrative proceedings related to contingencies, refer to Note 29.

28 Development and Marketing Collaboration Agreements

Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for multiple sclerosis and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex® in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label CD clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

A comprehensive safety evaluation of more than 3,000 Tysabri patients was performed in collaboration with leading experts in PML and neurology. The results of the safety evaluation performed in 2005 yielded no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the U.S. Food and Drug Administration (FDA) a supplemental Biologics License Application (sBLA) for Tysabri, which the FDA subsequently designated for Priority Review. On 7-8 March 2006, the Peripheral Central Nervous System Drug Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2008 were $813.0 million (2007: $342.9 million), consisting of $421.6 million (2007: $217.4 million) in the U.S. market and $391.4 million (2007: $125.5 million) in the rest of world (ROW).

On 14 January 2008, the FDA approved the sBLA for Tysabri for the treatment of patients with CD, and Tysabri was launched in this indication at the end of the first quarter of 2008. On 12 December 2008, we announced a realignment of our commercial activities in Tysabri for CD, shifting our efforts from a traditional sales model to a model based on clinical support and education.

Elan Corporation, plc 2008 Annual Report	163

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on our Consolidated Balance Sheet at 31 December 2008. The intangible assets have been and will be amortised on a straight-line basis over approximately 11 years. There are no further milestone payments required for us to retain our approximate 50% profit share.

For additional information relating to Tysabri, refer to Note 3.

Wyeth

In March 2000, we entered into a research, development and commercialisation collaboration agreement with Wyeth, successor to American Home Products, Inc., to collaborate in the research, development and commercialisation of beta amyloid immunotherapies, including bapineuzumab, and ACC-001, a novel beta amyloid immunoconjugate, for the treatment and prevention of some neurodegenerative conditions in humans.

In May 2007, Elan and Wyeth announced their decision to initiate a Phase 3 clinical programme for bapineuzumab. The Phase 3 programme encompasses studies in North America and the ROW. In December 2007, we announced that the first patient had been dosed in the studies taking place in North America. ROW studies began enrolling patients during the second half of 2008. We are responsible for conducting the studies in North America, while Wyeth is responsible for conducting the studies in the ROW.

The Phase 3 programme includes four randomised, double-blind, placebo controlled studies across two subpopulations, which are designed to total approximately 4,000 patients with mild to moderate AD at approximately 350 sites. The treatment duration for each patient is 18 months with patients intended to be equally distributed between North America and the ROW. The studies stratify patients by ApoE4 genotype, and all studies have co-primary efficacy end points—one cognitive and one functional.

Under our collaboration with Wyeth, in general, subject to certain limitations imposed by the parties, we share most of the research, development, and commercialisation costs. We are responsible for the manufacture and supply of products, while Wyeth is responsible for distribution. We continue to discuss with Wyeth a joint commercialisation plan. We are eligible to earn milestone payments from Wyeth for such events as first regulatory approval filings and product approvals and achieving a certain sales level.

164	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

Transition Therapeutics

In September 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics, Inc. (Transition) for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomised, double-blind, placebo-controlled, dose-ranging study will evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The patient enrollment target for this study was achieved in October 2008.

Under our collaboration with Transition, we shall make a $25.0 million milestone payment to Transition after the initiation of the first Phase 3 clinical trial for ELND005.

29 Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Securities matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common shares during a defined period. A preliminary settlement agreement has been entered into with respect to this matter. If this agreement is finalised, we will pay approximately $4.7 million, net of insurance coverage, as our share of the settlement. We have accrued $4.7 million in the Consolidated Financial Statements at 31 December 2008.

We and some of our officers and directors were named as defendants in putative class actions originally filed in the U.S. District Courts for the District of Massachusetts (on 4 March 2005 and 14 March 2005) and the Southern District of New York (15 March 2005 and 23 March 2005). On 4 August 2005, the U.S. District Court for the Southern District of New York issued an order consolidating the New York actions. The cases originally filed in Massachusetts were subsequently transferred to the Southern District of New York on or about 29 August 2005. The plaintiffs’ amended, consolidated class action complaint alleged claims under the U.S. federal securities laws and state laws and sought damages on behalf of a class of shareholders who purchased our shares prior to the announcement of the voluntary suspension of Tysabri on 28 February 2005. On 27 March 2008, the Court granted our motion to dismiss the plaintiffs’ complaint in its entirety, finding that the plaintiffs failed to plead adequately the key elements of securities law violations. The complaint was dismissed with prejudice after plaintiffs appealed the Court’s decision.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing of Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

We and some of our officers and directors have been named as defendants in putative class action lawsuits filed in the U.S. District Court for the Southern District of New York on 14 October, 27 October, 13 November, 25 November and 11 December 2008. The various cases allege claims under the U.S. federal securities laws and seek damages on behalf of all purchasers of our shares during periods ranging between 21 May 2007 and 21 October 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. We intend to vigorously defend these actions.

Elan Corporation, plc 2008 Annual Report	165

Antitrust matters

On 12 August 2008, the U.S. District Court for the Southern District of Florida held that Watson Pharmaceuticals naproxen sodium ER tablets, the generic version of Naprelan®, infringes our U.S. Pat No. 5,637,320 (the ’320 Patent). The District Court also held that Watson’s infringement of our ’320 Patent was willful. The infringement action was initially brought by us in October 1998 following the filing of a Paragraph IV certification. On 6 March 2009, Elan entered into a settlement agreement with Watson settling the Florida litigation. As part of the settlement, Watson stipulated that our ’320 Patent is valid and enforceable and that Watson’s generic formulations infringe the ’320 Patent. Watson is enjoined from any manufacture, use, sale, offer for sale or import of any Naprelan generic until the expiration of, or final, non-appealable finding of unenforceability or invalidity of the ’320 Patent. In connection with the settlement, we received $18 million from Watson in March 2009, and the amount will be recognised in our 2009 Consolidated Financial Statements. All claims and counterclaims that the parties had against one another will be dismissed with prejudice.

Indirect purchasers of Naprelan have filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket.

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing arrangements between Elan and Biovail Corporation relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. Summary judgement briefings will occur throughout the first half of 2009, with a ruling on such motion expected during the second half of 2009.

In June 2001, we received a letter from the U.S. Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc., Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Paragraph IV Litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug New Drug Application (NDA) holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book”, the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that

166	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favour.

We are involved in a number of Paragraph IV suits in respect of eight different products (TriCor 145, Skelaxin, Ritalin LA, Focalin XR, Avinza, Zanaflex, Emend and Cardizem CD) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees).

In January 2009, the U.S. District Court for the Eastern District of New York issued a memorandum and order indicating that the two patents at issue in the Skelaxin litigation are invalid. We and our collaborator, King Pharmaceuticals, Inc., disagree with the court’s decision. King intends to appeal this decision to the Federal Circuit Court after the judgement is entered in the lower court.

If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the U.S. Department of Justice and the U.S. Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai Co. Ltd. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on us. In April 2006, Eisai delivered to us a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The jury awarded us $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). Abraxis has announced its intention to appeal the ruling. Consequently, pending final resolution of this matter, no settlement amount has been recognised in our financial statements as at and for the year ended 31 December 2008.

30 Related Parties

We have a related party relationship with our subsidiaries (see Note 33), directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

The total compensation of our key management personnel, defined as our current and former directors and executive officers was as follows (including severance payments):

	2008	2007
	$m	$m

Share-based compensation	13.4	13.0
Short-term employee benefits	6.5	13.0
Post-employment benefits	0.2	0.2

Total	20.1	26.2

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Mr. G. Kelly Martin

On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Elan Corporation, plc 2008 Annual Report	167

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based share awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Dr. Lars Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of research and development and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programme; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programme. To date, none of the milestones have been triggered, and they remain in effect at 31 December 2008.

Dr. Dennis Selkoe

On 1 July 2006, EPI entered into a consultancy agreement with Dr. Dennis Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Prior

168	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the various consultancy agreements, Dr. Selkoe received $50,000 in 2008 and 2007.

Arrangements with Former Directors

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles. Mr. Groom received total payments of $75,556 in 2008 and $200,000 in 2007.

31	Post Balance Sheet Events

On 25 February 2009, we announced a postponement of our biologics manufacturing activities, a strategic redesign and realignment of the research and development organisation within our Biopharmaceuticals business, and a reduction in related support activities. These adjustments will result in a reduction in our global workforce of approximately 230 positions, or 14% of our total workforce. We expect to reassess the opportunity to invest in a biologics manufacturing facility and restart our related fill-finish activities after we have had the opportunity to evaluate the data from the Phase 3 trials of bapineuzumab in Alzheimer’s disease. Severance and related charges are expected to be approximately $15 million and will be recorded as a charge in the first half of 2009.

On 6 March 2009, we entered into an agreement with Watson Pharmaceuticals settling litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent. In connection with the settlement, we received $18 million from Watson in March 2009, and the amount will be recognised in our 2009 Consolidated Financial Statements.

32	Notes to the Parent Company Financial Statements

a Selling, general and administrative expenses

SG&A expenses include share-based compensation of $13.0 million in 2008 (2007: $11.9 million), which was allocated on the basis of services provided to the parent company by directors, executive officers and other employees. For additional information on share-based compensation, please refer to Note 12 to the Consolidated Financial Statements.

b Interest expense

	2008	2007
	$m	$m

Total interest expense — net foreign exchange losses	—	0.3

c Interest income

	2008	2007
	$m	$m

Interest income	0.1	1.4
Net foreign exchange gains	0.5	—
Other	0.4	0.1

Total interest income	1.0	1.5

Elan Corporation, plc 2008 Annual Report	169

d Income/(loss) before tax

The income/(loss) before tax has been arrived at after charging the following items:

	2008	2007
	$m	$m

Auditor’s remuneration:
Audit fees	0.1	0.1

Directors’ emoluments:
Cost:
Share-based compensation expense	8.1	9.0
Fees	1.1	0.9
Other emoluments and benefits in kind	1.9	7.4
Pension contributions	0.1	0.1
Payments to retired directors	0.1	0.2

Total directors’ emoluments	11.3	17.6

e Income tax

There was no income tax expense in 2008 or 2007.

Deferred tax

There are no deferred tax assets or liabilities during the financial year or the preceding financial year. No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,178.4 million at 31 December 2008 (2007: $1,937.6 million). Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

f Investments at 31 December:

Investments
in Subsidiaries
$m

Cost:
At 1 January 2007	984.2
Share-based compensation	44.8
Addition	210.1
Disposal	(69.4)
Redemption	(140.0)

At 1 January 2008	1,029.7
Share-based compensation	49.7
Redemption	(60.0)

At 31 December 2008	1,019.4

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

In May 2008 and September 2007, Elan International Services, Ltd. (EIS) redeemed shares held by the parent company, which had a carrying value of $60.0 million and $140.0 million, respectively. The parent company recorded an

170	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

intercompany receivable, repayable on demand, in the amount of $60.0 million upon redemption in 2008 and $140.0 million upon redemption in 2007.

In September 2007, the parent company transferred its interest in Neuralab Limited to EIS. As consideration for the transfer, EIS issued to the parent company shares with a value of $191.3 million. This amount is the equivalent to the fair value of Neuralab Limited at the date of the transfer. The parent company recognised an intercompany gain on the disposal of the investment in its subsidiary of $191.3 million during 2007.

In August 2007, Elan Pharma Limited redeemed shares held by the parent company, which had a carrying value of $Nil. The parent company recorded an intercompany gain of $18.3 million relating to the redemption.

In March 2007, the parent company sold shares it held in Axogen Limited to EIS. As consideration for the shares, EIS issued to the parent company shares with a value of $11.9 million. This amount is the equivalent to the fair value of Axogen Limited at the date of the transfer. The parent company recognised an intercompany gain on the disposal of the investment in its subsidiary of $11.9 million during 2007.

In March 2007, the parent company sold the shares in Elan Capital Corporation, Ltd (ECC) to EIS. As consideration for the shares, EIS issued to the parent company shares with a value of $6.9 million. This amount is the equivalent to the fair value of ECC at the date of the transfer. The parent company recognised an intercompany loss on the disposal of the investment in its subsidiary of $62.6 million during 2007.

g Other non-current assets at 31 December:

Other non-current assets of $14.0 million at 31 December 2008 (2007: $12.4 million) consisted of assets related to Elan’s deferred benefit pension plans. For additional information on these pension plans, refer to Note 11 to the Consolidated Financial Statements.

h Other current assets at 31 December:

	2008	2007
	$m	$m

Other current assets—due from group undertakings	2,444.8	2,441.0

As part of its normal operating activities, the parent company enters into transactions with other group undertakings. This includes the provision of financing in the form of loans, in addition to trading activities such as the provision of goods or services to group companies. Loans provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

i Non-current liabilities at 31 December:

	2008	2007
	$m	$m

Finance lease obligations (net of finance charges):
Payable within one to five years	3.8	4.2
Payable after five years	5.0	6.2

Non-current liabilities	8.8	10.4

j Current liabilities at 31 December:

	2008	2007
	$m	$m

Due to group undertakings	1,326.7	1,370.0
Accrued expenses	0.5	0.5
Finance lease obligation (net of finance charges)	1.1	1.1

Current liabilities	1,328.3	1,371.6

Elan Corporation, plc 2008 Annual Report	171

As part of its normal operating activities, the parent company enters into transactions with other group undertakings. This includes the receipt of financing in the form of loans, in addition to trading activities such as the receipt of goods or services to group companies. Loans received from group undertakings are repayable on demand. As a result, no discounting is applied to these balances. In 2007, $1.2 billion was advanced from Elan Pharma International Limited, an indirect wholly owned subsidiary of the parent company, as a loan repayable on demand.

k Retained losses

$m

Retained Loss:
At 31 December 2007	(4,210.7)
Net loss for year ended 31 December 2008	(60.3)
Transfer of exercised and expired share-based awards	31.0

At 31 December 2008	(4,240.0)

The transfer of exercised and expired share-based awards relates to grants to directors and employees for services, that were previously recorded as an expense by the Group and have been reversed upon exercise or expiry of the awards.

l Financial risk management

The parent company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the parent company’s approach to financial risk management is similar to the Group’s approach as described in Note 25.

At 31 December 2008, the fair value of the net assets of the parent company of $2.1 billion (2007: $2.1 billion) was $2.8 billion (2007: $10.3 billion), as calculated by reference to the market capitalisation of the Group on that date.

m Related parties

As part of its normal operating activities, the parent company enters into transactions with other group undertakings. This includes the receipt and provision of financing in the form of loans, in addition to trading activities such as the receipt and provision of goods or services to group companies. Loans received from group undertakings and provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances. Pricing for intercompany trading transactions is determined on an arms-length basis.

Directors and executive officers of the parent company are the same as those of the Group. For information on transactions with directors and executive officers, see Note 30 to the Consolidated Financial Statements.

n Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Notes 22 and 29 to the Consolidated Financial Statements. The parent company has no commitments.

172	Elan Corporation, plc 2008 Annual Report

Notes to the Consolidated Financial Statements

33 Subsidiary Undertakings

At 31 December 2008, we had the following principal subsidiary undertakings:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive, King of Prussia, PA, USA
Elan Finance plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive, Gainesville, GA, USA
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan International Insurance Ltd.	Captive Insurance company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan International Services Ltd.	Financial services company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan Management Ltd.	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd., South San Francisco, CA, USA

Elan Corporation, plc 2008 Annual Report	173

At 31 December 2008, we had the following non-principal subsidiary undertakings:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Drug Delivery Systems Inc.	IP holder	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Canada, Inc.	Dormant	100	1453 Cornwall Road, Oakville, ON L6J 7TS, Canada
Elan Finance Corp.	Financial services company	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Finance Corporation Limited	Financial services company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan Medical Technologies (EMT) Israel Limited	Dormant	100	Aisa House, 4 Weizmann Street, Tel-Aviv 64239, Israel
Elan Medical Technologies Limited	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharma K.K.	Service company	100	3-2-7 Nishi-Shinjuku, Shinjuku-ku Tokyo 160-0023, Japan
Elan Pharma Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Elan Regulatory Holdings Limited	Regulatory services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science One Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Science Two Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Transdermal Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Meadway Pharmaceuticals Ltd.	Holding company	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Monksland Holding BV	Financial services company	100	Claude Debussylaan, 1082MD Amsterdam, The Netherlands
Neuralab Limited	Dormant	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
The Institute Of Biopharmaceutics Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
The Liposome Company Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom

34 Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 27 March 2009.

174	Elan Corporation, plc 2008 Annual Report

U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP.

Reconciliation from IFRS to U.S. GAAP

The following is a reconciliation to net loss and shareholders’ deficit calculated in accordance with U.S. GAAP:

Net loss for the years ended 31 December:

	2008	2007
	$m	$m

Net loss as stated under IFRS	(35.2)	(665.9)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets	4.6	262.7
(b) U.S. income tax benefit	(43.8)	—
(c) Revenue recognition	2.4	11.3
(d) Athena Notes–Net charge on debt retirement	—	(11.3)
Other	1.0	(1.8)

Net loss as stated under U.S. GAAP	(71.0)	(405.0)

Shareholders’ deficit at 31 December

	2008	2007
	$m	$m

Shareholders’ deficit as stated under IFRS	(223.4)	(388.4)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets
-Goodwill	222.8	222.8
-Other intangible assets	(55.0)	(59.5)
Total goodwill and other intangible assets	167.8	163.3
(b) Recognition of U.S. DTAs	(147.4)	—
(c) Revenue recognition	—	(2.4)
(e) Pensions	(27.4)	(3.6)
Other	(1.8)	(3.6)

Shareholders’ deficit as stated under U.S. GAAP	(232.2)	(234.7)

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

a Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Additionally, higher carrying values under IFRS could result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition, which was evidenced in the impairment of the intangible assets related to Maxipime, Azactam and Prialt in

Elan Corporation, plc 2008 Annual Report	175

2007. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangible assets other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

In addition, under U.S. GAAP, our acquisition of Dura was accounted for under the pooling-of-interests method, whereas under Irish GAAP, now IFRS, this transaction was accounted for using the purchase method. As a result, under U.S. GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.

Also, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 31 December 2008 and 2007. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Furthermore, under Irish GAAP, goodwill was amortised, while goodwill amortisation was not required under U.S. GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

b Recognition of U.S. deferred tax assets

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP. Additionally, under IFRS the amount of the DTA recorded through the income statement is limited to the tax value of the compensation expense previously recognised for those awards (similar to U.S. GAAP), with the balance between that amount and the tax effect of the total intrinsic value recorded as a credit directly to shareholders’ equity (IFRS only; as described above there is no equivalent DTA under U.S. GAAP). However, the amount of DTA recognised in the income statement is higher under IFRS than under U.S. GAAP because the expensing of share-based compensation commenced earlier under IFRS (November 2002) than under U.S. GAAP (January 2006), and consequently the tax value of the cumulative compensation expense is significantly higher under IFRS compared to U.S. GAAP.

c Revenue recognition

There are different rules under IFRS and U.S. GAAP in relation to the recognition of revenue arising under contracts that include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and U.S. GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.

Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

176	Elan Corporation, plc 2008 Annual Report

U.S. GAAP Information

Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales.

There are no reconciling differences to total net loss or shareholders’ deficit between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses differ under both standards due to the differing accounting principles for Tysabri sales as described above.

d Athena Notes–Net charge on debt retirement

We incurred a total expense related to the redemption of the Athena Notes of $19.2 million, primarily relating to a call premium paid of $13.4 million and the cost for the cancellation of the related interest rate swaps. Under IFRS, this expense was recognised using the effective interest method over the period from the issuance of the redemption notice in December 2006 to the redemption date in January 2007, thus resulting in a charge under IFRS of $11.5 million in 2006 and $7.7 million in 2007. Under U.S. GAAP, substantially all of this charge was recognised upon extinguishment of the Athena Notes in January 2007, which resulted in a timing difference between IFRS and U.S. GAAP.

e Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ’corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 31 December 2008, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $13.4 million and total unamortised net actuarial losses of $27.4 million. At 31 December 2007, the defined benefit plans had a total overfunded status (excess of the fair value of the plans’ assets over the projected benefit obligations) of $8.8 million and total unamortised net actuarial losses of $3.6 million. Under IFRS, the overfunded/unfunded status is added to/netted-off against the unamortised net actuarial losses resulting in a net pension asset of $14.0 million and $12.4 million at 31 December 2008 and 2007, respectively. Under U.S. GAAP, the overfunded/unfunded status is recognised as a long-term asset/liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity (increase in shareholders’ deficit). Consequently, a reconciling difference of $27.4 million to shareholders’ deficit arises at 2008 (2007: $3.6 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ deficit).

Elan Corporation, plc 2008 Annual Report	177

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 23 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for our Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our American Depository Shares (ADSs), each representing one Ordinary Share and evidenced by American Depository Receipts (ADRs), are traded on the New York Stock Exchange (NYSE) under the symbol “ELN”. The ADR depositary is The Bank of New York.

178	Elan Corporation, plc 2008 Annual Report

Shareholders’ Information

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05		American
	Ordinary Shares		Depository Shares(1)

	High	Low	High	Low

Year Ended 31 December	(€)		($)
2004	23.80	5.40	30.09	7.06
2005	22.25	2.42	29.00	3.24
2006	14.90	10.27	19.21	12.50
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
Calendar Year
2007

Quarter 1	11.20	9.04	14.82	11.98
Quarter 2	16.24	9.90	22.05	13.36
Quarter 3	16.24	12.30	22.56	17.20
Quarter 4	16.89	14.71	24.52	21.28
2008

Quarter 1	17.95	12.10	26.70	18.40
Quarter 2	23.00	13.35	35.55	20.75
Quarter 3	23.47	7.03	36.82	9.93
Quarter 4	8.27	4.02	11.12	5.36
Month Ended

August 2008	10.22	7.08	14.25	9.93
September 2008	9.15	7.23	12.99	10.03
October 2008	8.27	4.92	11.12	6.54
November 2008	6.12	4.22	7.40	5.36
December 2008	5.70	4.02	7.31	5.63
January 2009	6.36	4.53	8.70	6.78
February 2009	6.37	4.48	8.28	6.17

(1)	An ADS represents one Ordinary Share, par value € 0.05.

A total of 475,751,587 Ordinary Shares of Elan were issued and outstanding at 16 March 2009, of which 3,663 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 391,814,082 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 16 March 2009, the number of holders of record of Ordinary Shares was 8,618, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,497. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and

Elan Corporation, plc 2008 Annual Report	179

persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma/Myanmar, Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea, Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 16 March 2009 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997 provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have certain income from a qualifying patent disregarded for tax purposes. The legislation does not provide a termination date for this relief, although with effect from 1 January 2008, the amount of this income that is disregarded for tax purposes was capped at €5 million per year per group. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

180	Elan Corporation, plc 2008 Annual Report

Shareholders’ Information

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by us other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in Ireland or in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in Ireland or in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depository Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 22% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

Elan Corporation, plc 2008 Annual Report	181

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially and adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Our future success depends upon the continued successful commercialisation of Tysabri and the successful development and commercialisation of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events associated with Tysabri (including cases of PML) or for other reasons, or if our Phase 3 clinical trials for bapineuzumab are not successful and we do not successfully develop and commercialise additional products, we will be materially and adversely affected.

While approximately 39% of our 2008 revenue was generated by our EDT business unit, we have only four marketed products and several potential products in clinical development. Our future success depends upon the continued successful commercialisation of Tysabri, which accounted for 42% of our total revenue for 2008, and the development and the successful commercialisation of additional products, including bapineuzumab.

Uncertainty created by the serious adverse events that have occurred or may occur, with respect to Tysabri, and the restrictive labelling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri. If there are more serious adverse events in patients treated with Tysabri (including cases of PML), then we may be seriously and adversely affected.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec with respect to Tysabri, and Wyeth and Transition, with respect to parts of our Alzheimer’s disease programmes. We have committed significant resources to the development and the commercialisation of Tysabri and to the other potential products in our development pipeline (in particular, bapineuzumab). These investments may not be successful.

The proposed acquisition of Wyeth by Pfizer may cause Wyeth to lose its focus on our collaboration. Should Pfizer acquire Wyeth, Pfizer may devote less attention and resources to our collaboration than Wyeth would have devoted, or, as part of the acquisition or afterwards, Wyeth or Pfizer may divest Wyeth’s interest in our collaboration. Any of these outcomes could adversely affect our collaboration.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline, including product candidates from our Alzheimer’s disease research programmes such as bapineuzumab, ELND005 and ACC-001, will experience difficulties, delays or failures. If our Phase 3 clinical trials for bapineuzumab are not successfully completed, we will be materially and adversely affected.

A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;

•	Obtain and protect necessary intellectual property for new technologies, products and processes;

•	Recruit patients in clinical trials;

•	Complete clinical trials on a timely basis;

•	Observe applicable regulatory requirements;

•	Receive and maintain required regulatory approvals;

182	Elan Corporation, plc 2008 Annual Report

Risk Factors

•	Obtain competitive/favourable reimbursement coverage for developed products on a timely basis;

•	Manufacture or have manufactured sufficient commercial quantities of products at reasonable costs;

•	Effectively market developed products; and

•	Compete successfully against alternative products or therapies.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. The results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialised.

Our failure to continue to successfully commercialise Tysabri and develop and commercialise other products (such as bapineuzumab) would materially and adversely affect us.

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

At 31 December 2008, we had $1,765.0 million of debt due in November 2011 ($1,150.0 million) and November 2013 ($615.0 million). At such date, we had cash and cash equivalents, current restricted cash and current investments of $426.0 million. Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for the foreseeable future. Although we expect to continue to incur operating losses in 2009, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including continuing to successfully commercialise Tysabri, we will need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programmes, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

Our failure to consummate a strategic transaction on favourable terms may adversely impact our value and prospects.

On 13 January 2009, we announced that our board of directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement is to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialisation of our pipeline and product portfolio, while enhancing the ability of our shareholders to participate in the resulting longer term value creation. The range of alternatives that is being assessed includes a minority investment, strategic alliance, merger or sale. We are committed to completing this review of potential

Elan Corporation, plc 2008 Annual Report	183

alternatives as promptly as practicable; however, there can be no assurances that any particular alternative will be pursued or that any transaction will occur, or, even if a transaction does occur, that it will be on terms favourable to us.

The current economic and financial crisis may have a material adverse effect on our results.

Many of the world’s largest economies and financial institutions currently face extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long this crisis will last, but many countries are concerned that their economies have entered or may enter a deep and prolonged recession. Such difficult economic times may have a material adverse effect on our revenues, results of operations, financial condition and ability to raise capital. The current economic and financial crisis appears to be affecting all of the major markets in which we operate. As a result, there is a risk that consumers may cut back on prescription drugs to help cope with hard economic times.

The financial crisis has resulted, and may continue to result in losses and, in a lower return on our investments and a lower value on some of our assets. The financial crisis could also negatively impact the cost of financing or our ability to obtain finance on favourable terms, or at all. The impact of the current financial crisis on our future access to various types of capital, and the cost of that capital, is not currently predictable.

At the same time, significant changes and volatility in the consumer environment, the equity and credit markets, and in the competitive landscape make it increasingly difficult for us to predict our future. As a result, any guidance or outlook we have given or might have given may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavour to give reasonable estimates of future results at the time we give such guidance, under current market conditions there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debt or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers.

184	Elan Corporation, plc 2008 Annual Report

Risk Factors

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.

Our product Azactam lost its basic U.S. patent protection in October 2005. To date, no generic Azactam product has been approved.

In addition, the U.S. basic patent covering our product Maxipime expired in March 2007. Maxipime became subject to generic competition following the expiration of the basic patent, and that has materially and adversely affected our sales of Maxipime.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic versions of our products, has had and will have a material and adverse affect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licenced from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

Elan Corporation, plc 2008 Annual Report	185

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

If we experience significant delays in the manufacture of our products or in the supply of raw materials for our products, then sales of our products could be materially and adversely affected.

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially and adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products (as we did with Maxipime in 2006 and prior years), then sales of these products could be materially and adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our periodic results.

Our product revenue may vary periodically due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any period could cause sales of those products to be lower than expected in subsequent periods.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialise products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The new administration and Congress in the United States have made significant healthcare reform a priority. Any fundamental healthcare reform may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, managed care organisations, HMOs, preferred provider organisations, institutions and other government agencies continue to seek price discounts. Further, certain states have proposed and certain other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

186	Elan Corporation, plc 2008 Annual Report

Risk Factors

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal healthcare programme anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

In January 2006, Elan received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

Because of the breadth of such federal and state laws and the narrowness of the safe harbors, it is possible that more of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our liquidity and our operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved

Elan Corporation, plc 2008 Annual Report	187

marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our supply of products.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially and adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental

188	Elan Corporation, plc 2008 Annual Report

Risk Factors

or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the Public Health Service’s pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products, or products that we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements, we currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage with our insurers for the next $200.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgement against us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2008. The class action complaints allege claims under the U.S. federal securities laws. The complaints allege that we caused the release of materially false or misleading information regarding bapineuzumab. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

An adverse result in the lawsuits could have a material adverse effect on us.

Elan Corporation, plc 2008 Annual Report	189

Our share price is volatile, which could result in substantial losses for investors purchasing shares.

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;

•	Developments regarding Tysabri;

•	Developments regarding any strategic alternatives;

•	Results of clinical trials with respect to our products under development (in particular bapineuzumab) and those of our competitors;

•	The timing of new product launches by others and us;

•	Events related to our marketed products and those of our competitors;

•	Regulatory issues affecting us;

•	Availability and level of third-party reimbursement;

•	Developments relating to patents and other intellectual property rights;

•	Political developments and proposed legislation affecting the pharmaceutical industry;

•	Economic and other external factors;

•	Hedge or arbitrage activities by holders of our securities;

•	Period-to-period fluctuations in our financial results or results that do not meet or exceed market expectations; and

•	Market trends relating to or affecting share prices across our industry, whether or not related to results or news regarding our competitors or us.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until 20 June 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	If we or Wyeth undergo a change of control, our collaboration agreement with Wyeth permits an acquirer to assume the role of the acquired party in most circumstances; however, our collaboration agreement with Wyeth restricts Wyeth and its subsidiaries from seeking to acquire us in some circumstances.

190	Elan Corporation, plc 2008 Annual Report

Memorandum and Articles of Association

Objects

Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products.

Directors

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the Annual General Meeting (AGM) immediately following their appointment, where they shall retire and may offer themselves for election.

Directors serve for a term of three years expiring at the AGM in the third year following their election or as the case may be, their re-election at the AGM. A director retiring at an AGM shall retain office until the close or adjournment of the meeting. No person shall be eligible for appointment or re-appointment to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorised member within the prescribed time period.

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for us, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

Meetings

The AGM shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive AGMs. Directors may call Extraordinary General Meetings at any time. The members, in accordance with our Articles of Association and Irish company law, may also requisition Extraordinary General Meetings. Notice of an AGM (or any special resolution) must be given at least 21 calendar days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 calendar days notice.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of Elan until claimed. All shareholders entitled to attend and vote at the AGM are likewise entitled to vote on the re-election of directors. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Liquidation Rights

In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the Company (after the return of capital on the non-voting Executive shares), and may set such value as is deemed fair upon each kind of property to be so divided and determine how such division will be carried out.

Actions Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing

Elan Corporation, plc 2008 Annual Report	191

class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders”.

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on 6 December 2004 and our Memorandum and Articles of Association filed as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on 21 June 2006.

Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2008 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C., at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on 21 June 2006. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

192	Elan Corporation, plc 2008 Annual Report

Trademarks

The following trademarks appearing in this publication are owned by or licensed to the Company:

•	Azactam® (aztreonam for injection, USP)

•	Maxipime® (cefepime hydrochloride) for injection

•	MXDAS® Technology

•	NanoCrystal® Technology

•	Naprelan® (naproxen sodium controlled-release) tablets

•	Prialt® (ziconotide intrathecal infusion)

•	SODAS® Technology

•	Tysabri® (natalizumab)

•	Verelan® (verapamil) capsules

Third-party marks appearing in this publication are:

•	Adalat®CC (nifedipine) tablets

•	Avinza® (morphine sulfate extended-release) capsules

•	Avonex® (interferon beta-1A)

•	Betaferon® (interferon beta-1b)

•	Betaseron® (interferon beta-1b)

•	Bidil® XR (isosorbide dinitrate/hydralazine hydrochloride)

•	Copaxone® (glatiramer acetate injection)

•	Emend® (aprepitant)

•	Fampridine SR (4-aminopyride)

•	FocalinXR® (dexmethylphenidate)

•	LUVOX CR® (fluvoxamine maleate)

•	Megace® ES (megastrol acetate)

•	Rapamune® (sirolimus)

•	Rebif® (interferon-beta-1a)

•	Ritalin LA® (methylphenidate hydrochloride) tablets

•	Skelaxin® (metaxalone) tablets

•	Sonata® (zaleplon) capsules

•	TriCor®145 (fenofibrate) tablets

•	Zanaflex® (tizanidine)

•	Zonegran® (zonisamide) capsules

Elan Corporation, plc 2008 Annual Report	193

Shareholder and Other Information

Elan Corporation, plc, is an Irish registered company with primary listings on the Irish Stock Exchange and the London Stock Exchange. Our ADSs are listed on the NYSE (Symbol: ELN). Each ADS represents one ordinary share.

Registered Office

Treasury Building
Lower Grand Canal Street
Dublin 2

Ireland

Duplicate Mailings

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

Investor Relations
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

David Marshall
Vice President, Investor Relations
Tel: 353-1-709-4444
Fax: 353-1-709-4108
Email: david.marshall@elan.com

Chris Burns
Senior Vice President, Investor Relations
Tel: 800-252-3526
Fax: 617-217-2577
Email: chris.burns@elan.com

Registrar for Ordinary Shares

Computershare Services (Ireland) Ltd
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-447-5107
Fax: 353-1-216-3151

Depository for ADSs

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: 888-BNY-ADRs
Tel: 212-815-3700
Email: shareowners@bankofny.com
Website: http://www.stockbny.com

Internet Website

Information on the Company is available online via the Internet at our website, http://www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

194	Elan Corporation, plc 2008 Annual Report

Glossary and Acronyms

Glossary

401(k) plan — A type of defined contribution retirement savings plan for U.S. employees.

AN-1792 — A synthetic form of beta amyloid that we developed and tested in clinical trials but development was discontinued due to safety concerns.

Abbreviated New Drug Application (ANDA) — An application for a U.S. generic drug approval for an existing licensed medication or approved drug.

ACC-001 — An experimental vaccine for the treatment of AD that we are developing in collaboration with Wyeth, which leverages their innovative conjugate technology. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system.

Amyloid precursor protein (APP) — A protein expressed in many tissues and concentrated in the synapses of neurons. Its primary function is not known, although it has been implicated as a regulator of synapse formation and neural plasticity. APP is best known and most commonly studied as the precursor molecule involved in the generation of beta amyloid, a peptide that is the primary component of amyloid plaques found in the brains of Alzheimer’s disease patients.

American Depository Receipts (ADRs) — Certificates issued by a depository (generally a U.S. bank) that evidence ownership of American Depository Shares. ADRs allow U.S. investors to easily purchase shares in non-U.S. companies.

American Depository Shares (ADSs) — Shares issued by a depository (generally a U.S. bank) representing shares of a non-U.S. company that are traded on a U.S. stock exchange. ADSs afford the holder the rights and benefits associated with direct ownership.

Autoimmune disease — A disease in which the body’s immune system loses its ability to recognise some tissue or system within the body as “self” and targets and attacks it as if it were foreign.

Azactam — A monobactam that is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Azactam is often used in these infections for patients who have a known or suspected penicillin allergy.

Bapineuzumab (AAB-001) — An experimental humanised monoclonal antibody delivered intravenously that is being studied in collaboration with Wyeth as a potential treatment for mild to moderate Alzheimer’s disease.

Beta amyloid (Aß) — A peptide that is the main constituent of amyloid plaques in the brains of Alzheimer’s disease patients. Similar plaques appear in some variants of Lewy body dementia and in inclusion body myositis, a muscle disease. Aß also forms aggregates coating cerebral blood vessels in cerebral amyloid angiopathy. These plaques are composed of a tangle of regularly ordered fibrillar aggregates called amyloid fibres, a protein fold shared by other peptides such as prions associated with protein misfolding diseases.

Beta amyloid immunotherapy — A treatment of Alzheimer’s disease by inducing or enhancing the body’s own immune system to manufacture anti beta amyloid antibodies that may attach to amyloid and clear it from the brain. This, in turn, appears to reduce the build-up of beta amyloid in the brain tissue of patients.

Beta secretase — A protease (enzyme that breaks down other proteins) that, along with gamma secretase, appears to clip APP, resulting in the formation of beta amyloid. Inhibiting beta secretase might thus change the pathology of Alzheimer’s disease, by interfering with a key step in the production of amyloid plaques.

Biologics License Application (BLA) — In the United States, biological products are approved for marketing under the provisions of the Public Health Service Act. This Act requires a firm that manufactures a biologic for sale in U.S. interstate commerce to hold a licence for the product. A BLA is a submission that contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a licence is issued allowing the firm to market the product.

Elan Corporation, plc 2008 Annual Report	195

Clinical trial — One of the final stages in the collection of data (for drug approval prior to commercialisation) in which the new drug or biologic product is tested in human subjects. Used to collect data on effectiveness, safety and required dosage.

Crohn’s disease — A chronic and progressive inflammatory disease of the human gastrointestinal tract. The disease usually causes diarrhoea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Defined benefit plan — An employer-sponsored retirement savings plan where employee retirement benefits are determined based upon a formula, using factors such as salary history and duration of employment. Investment risk and portfolio management are the responsibility of the company.

Defined contribution plan — A retirement savings plan where employee retirement benefits are determined based upon the investment performance of the invested funds.

Discovery — Scientific research conducted with the aim of developing a drug for a specific disease or medical condition.

ELND005 — A small molecule therapeutic being studied for the treatment of AD in collaboration with Transition Therapeutics that may act by breaking down and preventing the aggregation of beta amyloid fibrils.

Gamma secretase — A protease (enzyme that breaks down other proteins) that, along with beta secretase, appears to clip APP, resulting in the formation of beta amyloid. Inhibiting gamma secretase might thus change the pathology of Alzheimer’s disease, by interfering with a key step in the production of amyloid plaques.

London Interbank Offer Rate (LIBOR) — A daily reference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market.

Maxipime — A fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections.

Multiple myeloma — A cancer of human plasma cells, which are a type of white blood cell present in bone marrow. A group of abnormal plasma cells (myeloma cells) multiplies, raising the number of plasma cells higher than normal. The result can be bone erosion. The disease also interferes with the function of bone marrow and the immune system, which can lead to anaemia and infection. Multiple myeloma may also cause kidney problems.

Multiple sclerosis — A disease in which the human body’s immune cells attack myelin (the “insulation” that surrounds nerve fibres in the spinal chord and brain) and the body’s acetyl choline receptors. This leads to recurrent muscle weakness, loss of muscle control and (potentially) eventual paralysis.

NanoCrystal Technology — A drug optimisation technology of Elan applicable to poorly water-soluble compounds.

Neurodegenerative disease — A condition in which cells of the brain and spinal chord are lost. The brain and spinal chord are composed of neurons that do different functions such as controlling movements, processing sensory information and making decisions. Cells of the brain and spinal chord are not readily regenerated en masse, so excessive damage can be devastating. Neurodegenerative diseases result from deterioration of neurons or their myelin sheath, which over time will lead to dysfunction and disabilities.

New Drug Application (NDA) — The licence application in the United States through which drug sponsors formally propose that the FDA approve a new non-biological pharmaceutical for sale and marketing. A new biological product is approved under a BLA.

Oncology — The study or science dealing with the physical, chemical, and biologic properties and features of cancer and abnormal tissue growth, including causation, pathogenesis, and treatment.

Parkinson’s disease — A progressive degenerative neurological movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking and maintaining balance and coordination in patients diagnosed with the disease.

196	Elan Corporation, plc 2008 Annual Report

Glossary and Acronyms

Patent — A government licence that gives the holder exclusive rights to a process, design or new invention for a designated period of time.

Pharmacokinetic — Is the quantitative description of the disposition of a drug in the body or a body compartment over time.

Phase 1 Clinical Testing — Clinical studies to test the safety profile of drugs in humans.

Phase 2 Clinical Testing — Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Phase 3 Clinical Testing — Large-scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

Placebo — An inert compound identical in appearance to material being tested in experimental research, which may or may not be known to the physician or patient, administered to distinguish between drug action and suggestive effect of the material under study.

Preclinical — Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Prialt — A non-opioid analgesic used for the amelioration of severe chronic pain. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus Magus.

Progressive multifocal leukoencephalopathy (PML) — A rare and potentially fatal demyelinating disease of the central nervous system.

Tysabri — An alpha 4 integrin antagonist designed to inhibit immune cells from leaving the blood stream and to prevent those immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation.

Tysabri Outreach:  Unified U.S. Commitment to Health (TOUCH Prescribing Program) — A programme designed to inform U.S. physicians and patients of the benefits and risks of Tysabri treatment and minimise potential risk of PML. Under the TOUCH Prescribing Program, only prescribers, infusion centres and pharmacies associated with infusion centres registered in the TOUCH Prescribing Program are able to prescribe, infuse or distribute Tysabri in the United States.

Ulcerative colitis — An inflammatory bowel disease that causes chronic inflammation of the digestive tract. It is characterised by abdominal pain and diarrhoea.

Acronyms

2006 LTIP	Elan Corporation, plc 2006 Long Term Incentive Plan
7.75% Notes	7.75% senior fixed rate notes due 15 November 2011
8.875% Notes	8.875% senior fixed rate notes due 1 December 2013
AD	Alzheimer’s disease
ADDF	Alzheimer’s Drug Discovery Foundation
ADHD	Attention Deficit Hyperactivity Disorder
ADR	American Depository Receipt
ADS	American Depository Share
AGM	Annual General Meeting
AMT	Alternative Minimum Tax
ANDA	Abbreviated New Drug Application
APP	Amyloid precursor protein
ARS	Auction rate securities
Athena Notes	7.25% senior fixed rate notes due in 2008 (no longer in issue)
BLA	Biologics License Application
CD	Crohn’s disease
cGMP	Current Good Manufacturing Practice

Elan Corporation, plc 2008 Annual Report	197

CMC	Chemistry, Manufacturing and Controls
DTA	Deferred tax asset
ECC	Elan Capital Corporation, Ltd.
EDT	Elan Drug Technologies
EEPP	Employee Equity Purchase Plan
EIS	Elan International Services Limited
EPI	Elan Pharmaceuticals, Inc.
EPS	Earnings per share
EU	European Union
FASB	U.S. Financial Accounting Standards Board
FDA	U.S. Food & Drug Administration
FTC	U.S. Federal Trade Commission
Floating Rate Notes due 2011	Senior floating rate notes due 15 November 2011
Floating Rate Notes due 2013	Senior floating rate notes due 1 December 2013
HMO	Health maintenance organisation
IASB	International Accounting Standards Board
ICAD	International Conference on Alzheimer’s Disease
IFRS	International Financial Reporting Standards
IND	Investigational New Drug
IP	Intellectual property
IPR&D	In-process research and development
IRC	U.S. Internal Revenue Code
Irish GAAP	Irish generally accepted accounting principles
LDCC	Leadership Development and Compensation Committee
LIBOR	London Interbank Offer Rate
mABs	Monoclonal antibodies
MS	Multiple sclerosis
MXDAS	Matrix Drug Absorption System
NDA	New Drug Application
NOL	Net operating loss
NSAID	Non-Steroidal Anti-Inflammatory Drug
NYSE	New York Stock Exchange
OCR	Oral Controlled Release
plc	Public limited company
PML	Progressive multifocal leukoencephalopathy
PPC	Proprietary Product Candidate
R&D	Research and development
ROW	Rest of world
RSU	Restricted Stock Unit
SEC	U.S. Securities and Exchange Commission
SG&A	Selling, general and administrative
Sharesave Plans	Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004
SODAS	Spheroidal Oral Drug Absorption System
sBLA	Supplemental Biologics License Application
TNF-alpha	Tumor necrosis factor alpha
TOUCH	Tysabri Outreach: Unified Commitment to Health
U.S. GAAP	Accounting principles generally accepted in the United States
WAEP	Weighted-average exercise price

198	Elan Corporation, plc 2008 Annual Report

“Advancing science / Changing lives” Elan 2008 Annual Report Concept and design: Infi nia Group Photography: Nana Kofi Nti

Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2, Ireland elan.com